Three Bentall Centre
Suite 3100, PO Box 49143
595 Burrard Street
Vancouver, British Columbia V7X 1J1

2020 ANNUAL GENERAL AND SPECIAL MEETING	Notice of Annual General and Special Meeting of Shareholders Management Information Circular Form of Proxy Annual Financial Statement Request Form Report to Shareholders

Place:	In a virtual-only format conducted via live audio webcast at https://web.lumiagm.com/245544973
Time:	2:00 p.m. (Vancouver time)

Date:	June 12, 2020

These materials are important and require your immediate attention. If you have questions or require assistance with voting your shares you may contact B2Gold Corp.'s proxy solicitation agent:

Laurel Hill Advisory Group

North American Toll-Free Number: 1-877-452-7184

Outside North America: 416-304-0211

email: assistance@laurelhill.com

B2GOLD CORP.

CORPORATE DATA

Head Office

Suite 3100, Three Bentall Centre
595 Burrard Street, PO Box 49143
Vancouver, British Columbia V7X 1J1

Directors and Officers

Robert Cross - Chairman and Director

Robert Gayton - Director

Jerry Korpan - Director

Bongani Mtshisi - Director

Kevin Bullock - Director

George Johnson - Director

Robin Weisman - Director

Liane Kelly - Director

Clive Johnson - Chief Executive Officer, President and Director

Roger Richer - Executive Vice President, General Counsel and Secretary

Mike Cinnamond - Senior Vice President, Finance and Chief Financial Officer

Tom Garagan - Senior Vice President, Exploration

Dennis Stansbury - Senior Vice President, Engineering and Project Evaluations

William Lytle - Senior Vice President, Operations

Ian MacLean - Vice President, Investor Relations

Dale Craig - Vice President, Operations

Eduard Bartz -Vice President, Taxation and External Reporting

Hugh MacKinnon - Vice President, Geology

Brian Scott - Vice President, Geology and Technical Services

John Rajala - Vice President, Metallurgy

Neil Reeder - Vice President, Government Relations

Dana Rogers - Vice President, Finance

Randy Reichert - Vice President, Operations

Randall Chatwin - Vice President, Associate General Counsel

Kerry Suffolk - Treasurer

Peter Gibson - Group Financial Controller

Registrar and Transfer Agent

Computershare Investor Services Inc.
3rd Floor, 510 Burrard Street
Vancouver, British Columbia V6C 3B9

Computershare Investor Services Inc.
8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1

Legal Counsel

Lawson Lundell LLP
1600 - 925 West Georgia Street
Vancouver, British Columbia V6C 3L2

Auditor

PricewaterhouseCoopers LLP, Chartered Professional Accountants
Suite 1400, 250 Howe Street
Vancouver, British Columbia V6C 3S7

Listing

Toronto Stock Exchange:  Symbol "BTO"
NYSE American:  Symbol "BTG"
Namibian Stock Exchange:  Symbol "B2G"

B2GOLD CORP.
NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

to be held on June 12, 2020

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting (the "Meeting") of the shareholders of B2GOLD CORP. ("B2Gold" or the "Company") will be held in a virtual-only format conducted via live audio webcast online at https://web.lumiagm.com/245544973 on Friday, June 12, 2020 (the "Meeting Date"), at 2:00 p.m. (Vancouver time) for the following purposes:

1. To receive and consider the audited annual consolidated financial statements for 2019.

2. To set the number of Directors of the Company at nine (9).

3. To elect Directors of the Company for the ensuing year.

4. To appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as the Auditor of the Company for the ensuing year and to authorize the Directors of the Company to fix their remuneration.

5. To approve an amendment to increase the number of common shares reserved under the Company's Restricted Share Unit Plan by 5,000,000 common shares for a total of 25,000,000 common shares, as more particularly described and set forth in the accompanying management information circular.

6. To vote, on a non-binding advisory basis, on a resolution to accept the Company's approach to executive compensation, as more particularly described and set forth in the accompanying management information circular.

7. To transact such other business as may properly come before the Meeting, or any adjournment or adjournments thereof.

The board of directors of the Company (the "Board" or the "Board of Directors") has fixed the close of business on May 1, 2020, as the record date (the "Record Date") for determining shareholders who are entitled to receive notice and to vote at the Meeting or any adjournment of the Meeting. No person who becomes a shareholder of the Company after the Record Date will be entitled to vote or act at the Meeting or any adjournment thereof.

IMPORTANT NOTICE

Out of an abundance of caution, to proactively deal with potential issues arising from the unprecedented public health impact of Coronavirus Disease 2019 ("COVID-19"), the Meeting is currently scheduled to take place in a virtual-only format conducted via live audio webcast online at https://web.lumiagm.com/245544973. As such, registered and non-registered shareholders will not be able to attend the Meeting in person and the Company strongly encourages all registered and non-registered shareholders who wish to attend and participate in the Meeting to carefully follow the procedures described in this Information Circular to ensure they can attend and participate in the Meeting virtually via live audio webcast online at https://web.lumiagm.com/245544973.

Meeting Material

Accompanying this Notice of Meeting are: (i) the management information circular; (ii) a form of proxy; and (iii) an annual financial statement request form.

The accompanying management information circular provides information relating to the matters to be addressed at the Meeting and is deemed to form part of this Notice. Copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting will be available for inspection at the registered and records office of the Company at 1600 - 925 West Georgia Street, Vancouver, British Columbia V6C 3L2, during normal business hours up to June 12, 2020, being the date of the Meeting, subject to the Company's and its registered and records office's compliance with all restrictions and limitations imposed pursuant to any applicable laws, regulations and policies relating to, or in connection with, COVID-19. For public health reasons and for the safety of each person, shareholders are strongly encouraged to access copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting under the Company's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, or by contacting Ian MacLean, Vice President of Investor Relations, Suite 3100, 595 Burrard Street, Vancouver, British Columbia V7X 1J1 (Tel:  604-681-8371).

Voting

If you are a registered shareholder, you may attend, participate and vote at the Meeting online via live audio webcast at https://web.lumiagm.com/245544973, provided you are connected to the internet and comply with all of the requirements set out in this Information Circular

If you are a registered shareholder and are unable to participate online via the live webcast of the Meeting, in order for your proxy to be valid and your votes to be counted, you must date, execute and return the accompanying form of proxy to the Company, c/o Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 (Attn: Proxy Department), by not later than 2:00 p.m. (Vancouver time) on Wednesday, June 10, 2020, or if the Meeting is adjourned, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the adjourned meeting.

If you are a non-registered shareholder and receive these materials through your broker or another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or other intermediary. If you are a non-registered shareholder and do not complete and return the materials in accordance with such instructions, you may lose the right to vote at the Meeting online.

Non-registered shareholders will be able to attend, participate in and vote at the Meeting online via live audio webcast at https://web.lumiagm.com/245544973 if they duly appoint themselves as proxyholder through the method specified by their intermediary and comply with all of the requirements set out in the Information Circular relating to that appointment and registration. If a non-registered shareholder does not comply with these requirements, that non-registered shareholder will be able to attend the Meeting online as a guest but will not be able to vote or ask questions at the Meeting online.

Shareholder Questions

Shareholders who have questions or need assistance with voting their shares should contact Laurel Hill Advisory Group, the proxy solicitation agent, by telephone at: 1-877-452-7184 (North American Toll Free) or 416-304-0211 (Outside North America); or by email at: assistance@laurelhill.com.

DATED at Vancouver, British Columbia, this 5th day of May, 2020.

BY ORDER OF THE BOARD "Clive Johnson" Clive Johnson President, Chief Executive Officer and Director

ANY OTHER MATTERS	49
ADDITIONAL INFORMATION	50
SCHEDULE "A" DESCRIPTION OF B2GOLD'S EQUITY COMPENSATION PLANS	51
SCHEDULE "B" RESTRICTED SHARE UNIT PLAN, AS AMENDED	62
SCHEDULE "C" BOARD CHARTER	63
SCHEDULE "D" CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION	70

B2GOLD CORP.
INFORMATION CIRCULAR

Dated as of May 5, 2020

IMPORTANT NOTICE

Out of an abundance of caution, to proactively deal with potential issues arising from the unprecedented public health impact of Coronavirus Disease 2019 ("COVID-19"), the Annual General and Special Meeting (the "Meeting") of the shareholders ("Shareholders") of B2Gold Corp. ("B2Gold" or the "Company") is currently scheduled to take place in a virtual-only format conducted via live audio webcast online at https://web.lumiagm.com/245544973 on June 12, 2020 (the "Meeting Date") at 2:00 p.m. (Vancouver time). As such, Shareholders will not be able to attend the Meeting in person and the Company strongly encourages all Shareholders who wish to attend and participate in the Meeting to carefully follow the procedures described in this Information Circular to ensure they can attend and participate in the Meeting virtually via live audio webcast online at https://web.lumiagm.com/245544973.

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of the Company for use at the Meeting to be held on the Meeting Date, being June 12, 2020, at 2:00 p.m. (Vancouver time) in a virtual-only format conducted via live audio webcast online at https://web.lumiagm.com/245544973, or at any adjournment thereof for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone by the directors, officers and regular employees of the Company at a nominal cost to the Company.

Laurel Hill Advisory Group ("Laurel Hill") is acting as the Company's proxy solicitation agent. If you have any questions or require assistance in voting your proxy, please contact Laurel Hill at 1-877-452-7184 toll free in North America, or 416-304-0211 (outside North America) or by e-mail at assistance@laurelhill.com. The Company will be paying Laurel Hill a fee of $40,000, plus reasonable out-of-pocket expenses.

The cost of solicitation will be borne by the Company. Except as required by statute, regulation or policy thereunder, the Company does not reimburse Shareholders, nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals authorization to execute each form of proxy.

The contents and the sending of this Information Circular have been approved by the directors of the Company. The Company reports its financial results in United States dollars. All references to "$" or "dollars" in this Information Circular refer to Canadian dollars unless otherwise indicated. References to "US$" or "U.S. dollars" are used to indicate United States dollar values.

This Information Circular includes certain  forward-looking information.  Please refer to "Cautionary Note Regarding Forward-Looking Information" attached as Schedule "D" hereto.

VOTING PROCEDURES

Please carefully review and follow the voting instructions below based on whether you are a Registered or Non-Registered Shareholder of the Company:

  You are a "Registered Shareholder" if you have a share certificate registered in your name, representing the common shares in the capital of the Company ("Common Shares").
  You are a "Non-Registered Shareholder" if you hold Common Shares through a broker, agent, nominee or other intermediary (for example, a bank, trust company, investment dealer, clearing agency, or other institution).

REGISTERED SHAREHOLDER VOTING

Option 1 - Voting by Proxies

The form of proxy accompanying this Information Circular confers discretionary authority upon the proxy nominee with respect to any amendments or variations to matters identified in the Notice of Meeting and any other matters that may properly come before the Meeting. As at the date of this Information Circular, management is not aware of any such amendments or variations, or of other matters to be presented for action at the Meeting.

If the instructions in a proxy given to the proxy nominee are certain, the Common Shares represented by proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any poll as specified in the proxy with respect to the matter to be acted on. If a choice is not so specified with respect to any such matter, the Common Shares represented by a proxy given to the proxy nominee will be voted in favour of the resolutions referred to in the form of proxy accompanying this Information Circular and for the election of the nominees of management for directors and for the appointment of the Auditor. A Shareholder has the right to appoint a person (who need not be a Shareholder) to attend and act for such Shareholder on such Shareholder's behalf at the Meeting online other than the persons designated in the form of proxy and may exercise such right by inserting the name in full of the desired person in the blank space provided in the form of proxy.

A proxy will not be valid unless it is signed by the Registered Shareholder, or by the Registered Shareholder's attorney with proof that they are authorized to sign. If you represent a Registered Shareholder that is a corporation or an association, your proxy should have the seal of the corporation or association, and must be executed by an officer or an attorney who has written authorization. If you execute a proxy as an attorney for an individual Registered Shareholder, or as an officer or attorney of a Registered Shareholder that is a corporation or association, you must include the original or notarized copy of the written authorization for the officer or attorney with your proxy form.

If you are voting by proxy, send your completed proxy by fax or mail to the Company's transfer agent, Computershare Investor Services Inc. ("Computershare") at 8th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1, or by fax at 1-866-249-7775 in Canada and the United States and 001-416-263-9524 outside of Canada and the United States. You may also vote on the internet or by phone by following the instructions set out in the form of proxy. Computershare must receive your proxy by 2:00 p.m. (Vancouver time) on June 10, 2020, or 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting is reconvened if the Meeting is adjourned (the "proxy cut-off time"). Late proxies may be accepted by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

Option 2 - Voting Virtually via Internet Webcast at https://web.lumiagm.com/245544973

Registered Shareholders and duly appointed proxyholders may virtually attend the Meeting using an internet connected device such as a laptop, computer, tablet or mobile phone, and the meeting platform will be supported across browsers and devices that are running the most updated version of the applicable software plugins. Registered Shareholders and duly appointed proxyholders attending the Meeting online must remain connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure that you remain connected to the internet for the duration of the Meeting.

Registered Shareholders and duly appointed proxyholders wishing to attend and to vote virtually at the Meeting should not complete or return the proxy form and should instead follow these steps:

1. Log into https://web.lumiagm.com/245544973 on the Meeting Date at least 15 minutes before the start of the Meeting. You should allow ample time to check into the virtual Meeting and to complete the related procedures.

2. Click on "I have a Login".

3. Enter your 15-digit Control Number as your username (located on the form of proxy or in the email notification you received).

4. Enter the Password: "b2gold" (case sensitive)

Registered Shareholders who have duly appointed a proxyholder to attend and vote at the Meeting online MUST register the appointed proxyholder with Computershare by visiting http://www.computershare.com/B2Gold on or before 2:00 p.m. (Vancouver time) on June 10, 2020. Computershare will ask for the appointed proxyholder's contact information and will send such appointed proxyholder a user ID number or username via email shortly after this deadline and then may proceed with the steps above to log into the virtual Meeting.

Registered Shareholders should note that if they participate and vote on any matter at the virtual Meeting they will revoke any previously submitted proxy.

NON-REGISTERED SHAREHOLDER VOTING

The information set forth in this section is of significant importance to many Shareholders of the Company as a substantial number of Shareholders do not hold their Common Shares in their own names.

This Information Circular and the accompanying materials are being sent to Registered Shareholders and Non-Registered Shareholders. Non-Registered Shareholders should note that only proxies deposited by Shareholders whose names appear on the share register of the Company will be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then, in almost all cases, those Common Shares will not be registered in the Shareholder's name on the records of the Company. Such Common Shares will more likely be registered under the name of an intermediary, typically the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc.), which company acts as a nominee for many Canadian brokerage firms. Common shares held by brokers (or their agents or nominees) on behalf of a broker's client may only be voted (for or against resolutions) in accordance with instructions received from the Non-Registered Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for Non-Registered Shareholders.

Option 1 - Voting by Instruction

Securities regulatory policies require brokers and other intermediaries to seek voting instructions from Non-Registered Shareholders in advance of Shareholders' meetings. Each broker or intermediary has its own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Non-Registered Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often the form of proxy or voting instruction form ("VIF") supplied to a Non-Registered Shareholder by its broker is identical to the form of proxy provided by the Company to the Registered Shareholders. However, its purpose is limited to instructing the Registered Shareholder (i.e., the broker or intermediary) how to vote on behalf of the Non-Registered Shareholder.

Most brokers delegate responsibility for obtaining instructions from clients to Broadridge in the United States and in Canada. Broadridge mails a VIF in lieu of a proxy provided by the Company. The VIF will name the same persons as the Company's proxy to represent your Common Shares at the Meeting. The completed VIF must be returned by mail (using the return envelope provided) or by facsimile. Alternatively, Non-Registered Shareholders may call a toll-free number or go online to www.proxyvote.com to vote. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of the Common Shares to be represented at the Meeting and the appointment of any Shareholder's representative.

The Company may utilize Broadridge's QuickVoteTM system to assist Shareholders with voting their Common Shares. Certain Non-Registered Shareholders who have not objected to the Company knowing who they are (non-objecting beneficial owners) may be contacted by Laurel Hill, which is soliciting proxies on behalf of management of the Company, to conveniently obtain a vote directly over the phone.

A Non-Registered Shareholder who receives a VIF or form of proxy cannot use that form to vote Common Shares directly at the Meeting. The VIF or form of proxy must be returned following the instructions set out on the form well in advance of the Meeting in order to have the Common Shares voted at the Meeting on your behalf.

Accordingly, each Non-Registered Shareholder should:

(a) carefully review the VIF or form of proxy and voting procedures that the Shareholder's broker, agent, nominee or other intermediary has furnished with this Information Circular; and

(b) provide instructions as to the voting of the Shareholder's Common Shares in accordance with those voting procedures.

Option 2 - Voting Virtually via Internet Webcast at https://web.lumiagm.com/245544973

Non-Registered Shareholders wishing to attend and to vote at the Meeting online or appoint a person (who need not be a Shareholder) to attend and act for him, her or it and on his, her or its behalf should instead follow these steps:

1. Appoint yourself or the desired person to act on your behalf as a proxyholder. Non-Registered Shareholders who wish to attend the Meeting online via the live audio webcast must enter their own names in the blank space on the VIF or form of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker.

2. Register with Computershare. Non-Registered Shareholders must register themselves or the appointed proxyholder with Computershare by visiting https://www.computershare.com/B2Gold on or before 2:00 p.m. (Vancouver time) on June 10, 2020. Computershare will ask for the Non-Registered Shareholder's or appointed proxyholder's contact information and will send such Shareholder or appointed proxyholder a user ID number or username via email shortly after this deadline.

3. Log into https://web.lumiagm.com/245544973 on the Meeting Date at least 15 minutes before the start of the Meeting. You should allow ample time to check into the virtual Meeting and to complete the related procedures.

4. Click on "I have a Login".

5. Enter your user ID number or username, which Computershare will have provided to you by email, and enter the Password: "b2gold" (case sensitive).

Notwithstanding the foregoing, Non-Registered Shareholders located in the United States will generally have to first obtain a valid legal proxy from their intermediary and will need to submit such legal proxy to Computershare at 8th Floor North Tower, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by email at: uslegalproxy@computershare.com. For further details, Non-Registered Shareholders located in the United States should contact his, her or its intermediary directly. Additionally, requests for registration from Non-Registered Shareholders located in the United States that wish to attend and vote at the Meeting online must be deposited with Computershare by visiting http://www.computershare.com/B2Gold on or before 2:00 p.m. (Vancouver time) on June 10, 2020. Once such legal proxy is deposited with Computershare in accordance with these instructions, such Shareholder should receive from Computershare a user ID number or username via email shortly after this deadline and may then proceed with following instructions 3, 4 and 5 above.

If a Non-Registered Shareholder does not comply with these requirements, such Non-Registered Shareholder will be able to attend the Meeting online as a guest but will not be able to vote or ask questions at the Meeting online.

REVOCABILITY OF PROXIES AND CHANGE OF PROXIES

In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a proxy may revoke it by an instrument in writing executed by the Shareholder or by the Shareholder's attorney authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer or attorney of the corporation. To be valid, an instrument of revocation must be received by the registered office of the Company by fax at (604) 669-1620 or by mail at Lawson Lundell LLP, 1600 - 925 West Georgia Street, Vancouver, British Columbia V6C 3L2, at any time up to and including the last business day preceding the Meeting Date or any adjournment thereof. Further, Registered Shareholders may change the way they have voted by proxy by sending a new proxy prior to the proxy cut-off time to revoke their previous vote.  The latest proxy received by Computershare will be the only one that is valid.

A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.  Registered Shareholders may attend and vote virtually at the Meeting, and if they do so, any voting instructions they previously gave for such Common Shares will be revoked.

Only Registered Shareholders have the right to revoke a proxy. Non-Registered Shareholders can change their vote by contacting their broker or intermediary in sufficient time prior to the Meeting, and prior to their broker's or intermediary's cut-off time, to arrange to change the vote and, if necessary, revoke the proxy.

Shareholders who have questions or need assistance with voting their shares may contact Laurel Hill Advisory Group, the proxy solicitation agent, by telephone at: 1-877-452-7184 (North American Toll Free) or 416-304-0211 (Outside North America); or by email at: assistance@laurelhill.com.

All references to Shareholders in this Information Circular and the accompanying form of proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Board of Directors has fixed the close of business on May 1, 2020 as the Record Date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting or at any adjournment thereof. As at the Record Date, 1,039,994,619 Common Shares were issued and outstanding. Each Common Share outstanding on the Record Date carries the right to one vote. The Company will arrange for the preparation of a list of the registered holders of its Common Shares on such Record Date. Each Registered Shareholder named in the list will be entitled to one vote at the Meeting for each Common Share shown opposite such Shareholder's name; Registered Shareholders holding Common Shares for the benefit of Non-Registered Shareholders are required to vote such shares as directed by the Non-Registered Shareholders, as more particularly described above.

The quorum for the transaction of business at the Meeting is two persons present at the Meeting who hold, or represent by proxy, in aggregate at least 5% of the issued and outstanding Common Shares entitled to be voted at the Meeting.

To the knowledge of the directors and executive officers of the Company, as at the Record Date only the following Shareholders beneficially own, control or direct, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to all outstanding shares of the Company:

Name of Shareholder	Number of Shares	Percentage
Van Eck Associates Corporation	127,414,109	12.29%
FMR LLC Fidelity Contraford	121,309,895	11.70%
BlackRock, Inc.	120,786,730	11.65%

BUSINESS OF THE MEETING

Election of Directors

The Company's Articles provide that the number of directors to be elected will be the number determined by ordinary resolution. The Board of Directors presently consists of nine directors, all of whom are being proposed for re-election at the Meeting. Accordingly, the Board of Directors is recommending that the number of directors of the Company be set at nine. Each of the nine persons whose name appears below is proposed by the Board of Directors to be nominated for election as a director of the Company to serve until the next annual general meeting of the Company or until such person otherwise ceases to hold office.

Majority Voting for Directors

The Company has a policy (the "Majority Voting Policy") which requires, unless there is a contested election, any nominee for election as a director who receives a greater number of votes "withheld" than votes "for" such nominee's election to tender his or her resignation to the Chair of the Board of Directors immediately following the Meeting. The Corporate Governance and Nominating Committee will consider the resignation and make a recommendation to the Board. Absent exceptional circumstances, the Board will accept the resignation. The Board of Directors will make its final decision and announce the decision in a news release within 90 days following the Meeting. The applicable director will not participate in any deliberations regarding such directors' resignation offer.

Advance Notice of Director Nominations

The Company has adopted a policy (the "Advance Notice Policy") that provides Shareholders, directors and management of the Company with a clear framework for nominating directors. The Advance Notice Policy fixes a deadline by which holders of record of Common Shares must submit director nominations to the Company prior to any annual or special meeting of Shareholders and sets forth the information that a Shareholder must include in the notice to the Company for the notice to be in proper written form in order for any director nominee to be eligible for election at any annual or special meeting of Shareholders.

In the case of an annual general meeting of Shareholders, notice to the Company must be made not less than 30 nor more than 65 days prior to the date of the annual general meeting; provided, however, that in the event that the annual general meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual general meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement. In the case of a special meeting of Shareholders (which is not also an annual meeting), notice to the Company must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The Board of Directors may, in its sole discretion, waive any requirement of the Advance Notice Policy.

Nominees

The persons named below will be presented for election at the Meeting as management's nominees. Unless otherwise instructed, the persons named in the accompanying proxy intend to vote FOR the election of these nominees. Each director elected will hold office until the next annual general meeting of the Company or until such director's successor is elected or appointed, unless such director's office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Business Corporations Act (British Columbia) (the "BCBCA"). Management does not contemplate that any of the proposed nominees will be unable to serve as a director; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, the Common Shares represented by properly executed proxies given in favour of management's nominee(s) may be voted by the person designated by management of the Company in the enclosed form of proxy, in such person's discretion, in favour of another nominee.

The following table sets forth information with respect to each person proposed to be nominated for election as a director, including his or her province or state and country of residence, position with the Company, his or her present and past principal occupation or employment for the past five years, the date of first appointment as a director, the number of Common Shares beneficially owned, or controlled or directed, directly or indirectly, by such person, all of which information is at the date of this Information Circular. In addition, please refer to "Executive Compensation - Director Compensation" on page 34 of this Information Circular for further details on each director's current shareholdings pursuant to the Company's Share Ownership Guidelines (as defined below).

Name, Position, Province/State and Country of Residence(1)	Principal Occupation and Occupation During the Past 5 Years(1)	Director Since	Number of Shares Beneficially Owned, Controlled or Directed(2)
Clive Johnson, Director, President & Chief Executive Officer British Columbia, Canada	President and Chief Executive Officer of B2Gold Corp.	December 17, 2006	4,803,053(3)
Robert Cross, Director, Chairman(5)(6) British Columbia, Canada	Serves as independent director and, in some cases, non-executive Chairman of public companies, principally in the resource sector	October 22, 2007	221,660
Robert Gayton, Director(4)(5)(6) British Columbia, Canada	Consultant to various public companies since 1987	October 22, 2007	240,000
Jerry Korpan, Director(4)(6)(7) London, England	Director of several public natural resource companies	November 20, 2007	2,700,000
Bongani Mtshisi, Director(5)(7) Gauteng, South Africa	CEO of BSC Resources Ltd. from October 2005 to present, a company that is involved in the exploration and development of copper and nickel commodities in South Africa	December 22, 2011	22,800
Kevin Bullock, Director(4) Ontario, Canada	President, Chief Executive Officer and Director of Anaconda Mining Inc. (since April 3, 2019). Formerly Chief Executive Officer and director of Mako Mining Corp. and President and Chief Executive Officer of Volta Resources Inc.	December 20, 2013	82,000
George Johnson, Director(7) Washington, USA	Senior Vice President of Operations, B2Gold Corp., until April 30, 2015	March 15, 2016	500,000
Robin Weisman, Director(6)(7) Virginia, USA	Principal investment officer of the mining division at the International Finance Corporation, a member of the World Bank Group and Director of INV Metals Inc. (since November 2017)	October 23, 2017	2,000
Liane Kelly, Director(7) Ontario, Canada

Professional engineer and international development specialist in the mining sector. Corporate Social Responsibility consultant to B2Gold Corp. since 2011. Former director of Geosoft Inc., a software company

		January 1, 2020	Nil

Notes:

(1) The information as to the residency and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(2) The information as to Common Shares beneficially owned, or controlled or directed, directly or indirectly, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(3) In addition to the Common Shares held by Clive Johnson as noted in the table above, Mr. Johnson is also a trustee (together with Roger Richer, Executive Vice President, General Counsel and Secretary, and Tom Garagan, Senior Vice President, Exploration) of an incentive plan (the "B2Gold Incentive Plan") that holds 1,705,000 Common Shares. The Common Shares are held pursuant to a declaration of trust dated June 29, 2007 between the Company and the trustees, which was established, prior to the Company becoming a reporting issuer, to hold Common Shares purchased by the trustees to be allocated to directors, officers, employees and service providers of the Company as determined by the trustees. The number of Common Shares beneficially owned, or controlled or directed, directly or indirectly by Mr. Johnson as set forth in the table above includes 426,250 Common Shares that are held pursuant to such declaration of trust.

(4) Member of the Audit Committee.

(5) Member of the Compensation Committee.

(6) Member of the Corporate Governance and Nominating Committee.

(7) Member of the Health, Safety, Environmental, Social and Security Committee.

Cease Trade Orders or Bankruptcies

No proposed director:

(a) is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company), that:

(i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, and in each case that was in effect for a period of more than 30 consecutive days (collectively, an "Order"), that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii) was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

(b) is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c) has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

The foregoing information, not being within the knowledge of the Company, has been furnished by the respective proposed directors.

Penalties or Sanctions

No proposed director has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

The foregoing information, not being within the knowledge of the Company, has been furnished by the respective proposed directors.

Appointment of Auditor

Management of the Company will propose the appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, as Auditor of the Company to hold office until the next annual meeting of the Company and will also propose that the directors of the Company be authorized to fix the remuneration to be paid to the Auditor.

PricewaterhouseCoopers LLP was first appointed Auditor of the Company on September 18, 2007. Unless otherwise instructed, the persons named in the accompanying proxy intend to vote FOR the appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, as Auditor of the Company, and to authorize the directors of the Company to fix their remuneration.

Amendment to Restricted Share Unit Plan

The Board recommends an amendment to the Company's Restricted Share Unit Plan (the "RSU Plan") in order to increase the maximum number of Common Shares issuable under the RSU Plan from presently 20,000,000 to 25,000,000 Common Shares, representing approximately 2.4% of the Company's issued and outstanding share capital as at the date of this Information Circular.  The Board has approved this amendment to the RSU Plan, subject to receipt of Shareholder approval and the approval of the Toronto Stock Exchange (the "TSX").

In connection with the proposed amendment to the RSU Plan described above, the Board has also approved a reduction in the maximum number of Common Shares that that may be issuable at any time under all of the Company's security based compensation arrangements, in aggregate, from 8.0% to 5.3% of the total number of issued and outstanding Common Shares on a non-diluted basis at any time, through an amendment to its stock option plan and certain other consequential amendments to the RSU Plan and PSU Plan, which amendments did not require Shareholder approval.

The remaining provisions of the RSU Plan remain unchanged. The RSU Plan, as amended by the amendments described in this Information Circular, including the proposed amendment subject to Shareholder approval at the Meeting, is referred to herein as the "Amended RSU Plan".  For more information, please see a description of the Amended RSU Plan at Schedule "A" to this Information Circular and a blacklined copy of the Amended RSU Plan is attached to this Information Circular as Schedule "B".

The Amended RSU Plan has been conditionally approved by the Board and the TSX, subject to Shareholder approval in respect of the increase in the maximum number of Common Shares issuable. If the RSU Plan Resolution (as defined below) is approved at the Meeting, the Amended RSU Plan will take effect at the close of business on the Meeting Date.  If the RSU Plan Resolution is not approved at the Meeting, the Amended RSU Plan will not become effective and the RSU Plan will remain in effect and unchanged, except for the amendments not requiring Shareholder approval.

Resolution Approving the Amended RSU Plan

The resolution for the proposed amendment to the RSU Plan (the "RSU Plan Resolution") must be approved by a majority of the votes cast by the holders of Common Shares present or represented by proxy at the Meeting.

The text of the RSU Plan Resolution, which will be presented at the Meeting and, if deemed appropriate, adopted with or without variation, is as follows:

"IT IS RESOLVED, as an ordinary resolution that:

1. subject to receipt of all applicable regulatory approvals, including the Toronto Stock Exchange, the number of common shares issuable under the Company's Restricted Share Unit Plan (the "RSU Plan") is increased from 20,000,000 to 25,000,000 common shares and the RSU Plan, as amended, and as substantially described in and attached to the Management Information Circular of the Company dated May 5, 2020, is hereby ratified, confirmed and approved; and

2. any one director or officer of the Company is authorized and directed on behalf of the Company to execute all documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to the foregoing provisions of this resolution."

The Board of Directors recommends that Shareholders vote FOR the RSU Plan Resolution. Unless otherwise instructed, the persons named in the accompanying proxy intend to vote FOR the RSU Plan Resolution.

Advisory Vote on Executive Compensation

The Company endorses a "pay for performance" approach for executive compensation in order to reinforce the linkages between compensation and the Company's strategic objectives and risk management processes. We believe that a "pay for performance" philosophy achieves the goal of attracting and retaining talented executives by rewarding behaviors that reinforce the Company's values while also delivering on its corporate objectives, thereby aligning executives' interests with those of our Shareholders. For a detailed discussion of the Company's executive compensation program, please see "Executive Compensation" below.

The purpose of the "Say on Pay" advisory vote is to give Shareholders a formal opportunity to provide their views on the disclosed objectives of the executive compensation plans, and on the plans themselves, by voting on the following resolution:

"IT IS RESOLVED, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, that the Shareholders of the Company accept the approach to executive compensation disclosed in the Management Information Circular of the Company dated May 5, 2020, delivered in advance of the Meeting."

As this is an advisory vote, the results will not be binding upon the Board. However, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions.  In the event that the "Say on Pay" advisory resolution is not approved by a majority of the votes cast at the Meeting, the Board will consult with its Shareholders (particularly those who are known to have voted against it) to understand their concerns and will review the Board's approach to compensation in the context of those concerns.

The Company will disclose the results of the Shareholder "Say on Pay" advisory vote as a part of its report on voting results for the Meeting.

The Board of Directors recommends that Shareholders vote FOR the approach to executive compensation. Unless otherwise instructed, the persons named in the accompanying proxy intend to vote FOR the advisory resolution to support the Company's approach to executive compensation.

EXECUTIVE COMPENSATION

Dear Fellow Shareholders,

On behalf of the Compensation Committee and the Board, I am pleased to share with you our report on executive compensation. The Compensation Committee believes that the Company's executive compensation program is directly linked to the experience of our Shareholders. Our compensation program demonstrates a pay for performance philosophy that motivates executives to take a long-term view to Shareholder value creation. This long-term view is facilitated by:

  The careful selection of short-term operational and development milestones that build incrementally on the Company's long-term strategy;
  The heavy weighting of at-risk compensation for our executives that directly ties their interests to those of our Shareholders.  Roughly 60% of our Named Executive Officers' compensation is delivered by way of equity-based incentives, and our new Performance Share Unit Plan (the "PSU Plan") ties fully half of that value to exceeding the shareholder returns of our peers.  When all elements of our executive compensation plan are considered, 80% of total compensation for our Named Executive Officers is at-risk (please see "Executive Compensation - Compensation Discussion & Analysis - Target Executive Pay Mix" in this Information Circular for additional details);
  The significant ownership position that our executives hold in the Company's Common Shares. Many of our key senior executives are founders of the Company and their thirteen years of investment and commitment to the Company demonstrates the long-term view that they and the balance of the executive team have to the Company and its Shareholders.  Our executive team owns roughly 1.5% of the Company's Common Shares and when one looks at both the executive team and the Board of Directors and includes both beneficially-owned shares and share-equivalent compensation, combined ownership levels rise to 2.5% of the Common Shares.  For additional information regarding the Common Share ownership of our leadership team please see "Executive Compensation - Share Ownership Guidelines" in this Information Circular.

The Compensation Committee believes it is the combination of the factors listed above, strong operational execution and disciplined capital allocation that have driven the Company's outperformance versus both gold prices and the shareholder return performance of the majority of the Company's peers (as measured by the S&P/TSX Global Gold Index) over the past ten years, as seen in the chart below.

*Source: Bloomberg/Canaccord Genuity

B2Gold's performance in 2019

B2Gold continued its track record of strong operational and financial performance in 2019. For the eleventh straight consecutive year, B2Gold achieved record annual consolidated gold production and in December 2019, our flagship Fekola Mine exceeded one million ounces of aggregate gold production; a full year ahead of the original production schedule. While we are rightfully proud of this milestone, 2019 was a strong year against almost any measure.

Highlights

  Record annual consolidated gold production 1 of 980,219 ounces (including 10,724 attributable ounces from Calibre Mining Corp. ("Calibre")), exceeding the upper end of our guidance of between 935,000 and 975,000 ounces

  The Fekola Mine continued to outperform expectations in 2019 and exceeded the upper limit of its increased production guidance range (of between 445,000 and 455,000 ounces) with gold production of 455,810 ounces

  The Masbate Mine in the Philippines delivered another very strong year in 2019, producing an annual record 217,340 ounces of gold, also exceeding the upper limit of its guidance range (of between 200,000 and 210,000 ounces). In addition, the Otjikoto Mine in Namibia had another solid year in 2019, producing 177,966 ounces of gold, also exceeding the upper limit of its guidance range (of between 165,000 and 175,000 ounces)

  The Company realized record consolidated gold revenues in 2019 of over US$1.3 billion, including our discontinued operations (El Limon and La Libertad)

  Annual consolidated cash flows from operating activities of US$492 million in 2019, an increase of 9% over 2018

  Consolidated cash operating costs of US$512 per gold ounce produced2 (US$519 per ounce sold), beating guidance (of between US$520 and US$560 per ounce); consolidated all-in sustaining costs ("AISC")2 of US$862 per gold ounce sold, near the mid-point of the guidance range (of between US$835 and US$875 per ounce).  As seen in the chart below, the Company continues to have one of the lowest cost structures among producers that analysts compare us against:

*Source: Public filings of peer companies for fiscal year 2019

____________________________________________
1 Actual and projected production results presented in this Information Circular reflect total production at the mines we operate on a 100% basis. As described in the Company's Annual Information Form dated March 20, 2020, we do not hold a 100% interest in all of such mines.
2 "Cash operating costs per gold ounce" and "All-in Sustaining Costs (or "AISC")" are performance measures commonly used in the mining industry that is not defined under International Financial Reporting Standards ("IFRS"). Please refer to the footnote at page 24 of this Information Circular for further details on the use of such measures.

  With the planned sale of our higher-cost Nicaraguan assets completed during 2019, the Company expects to realize lower AISC for 2020

  During 2019, the Company repaid a further US$200 million of the outstanding balance on its revolving credit facility ("RCF"). At December 31, 2019, the Company had drawn a total of US$200 million under the US$600 million RCF, leaving an undrawn and available balance under the RCF of US$400 million

  The Company paid its first ever dividend to Shareholders in December 2019

As we fine-tune the performance of our continuing assets, the Company is also investing in future growth:

  On March 26, 2019, the Company reconfirmed positive results from the Expansion Study Preliminary Economic Assessment (the "PEA") for the Fekola Mine, including significant estimated increases in average annual gold production to over 550,000 ounces per year during the five-year period 2020-2024 3 , and is proceeding with an expansion project intended to increase Fekola's processing throughput by 1.5 million tonnes per annum ("Mtpa") to 7.5 Mtpa, scheduled to be completed by the end of the third quarter of 2020

  During 2019, the Company successfully renegotiated its Gramolate Joint Venture agreement with AngloGold Ashanti Ltd., and assumed the role of manager for the Gramolate Project commencing January 1, 2020.  The Company also completed a new preliminary economic assessment for the project in the first quarter of 2020, reconfirming the important role B2Gold expects that Gramolate will play in the Company's future growth

Finally, B2Gold is truly a leader in health, environmental and social initiatives across our operations; a focus of the Company that we do not talk about as much as we should. Our efforts in these areas are more fully outlined in our Responsible Mining Report, which I encourage all of our stakeholders to read, however, I'd like to outline a few highlights here:

  Otjikoto and Masbate completed a full year of zero lost-time injuries, marking the second year in a row that Otjikoto has had zero lost-time injuries

  Of the Company's 4,217 employees globally, 95% are employed from the local communities in which we operate, 12% of employees are female and that percentage expands to 20% for senior positions within the Company

  The Company has completed greenhouse gas emissions inventories for its Fekola, Otjikoto and Masbate operations that continue the development the Company's Climate Change and Risk Management Strategy.  The execution of this strategy has led to, among other notable achievements:

    The installation and commissioning of a 7 megawatt ("MW") solar power plant at our Otjikoto operation, leading to the conversion of the existing power plant into one of the first fully-autonomous hybrid (heavy fuel oil "HFO" and solar) power plants in the world. The electricity generated by this power plant has eliminated over approximately 16,000 tonnes of carbon dioxide equivalent ("CO2e") emissions through the end of 2019

    In 2019, the Board of Directors approved the installation of a 30 MW solar plant with a 15.4 MWh battery storage component at our Fekola operation, and the  Fekola  solar  plant  engineering  and  construction  has  progressed  well  in  the  first  quarter  of 2020.  However, due  to  issues related  to  COVID-19,  the  Company  has  made  the  decision to temporarily suspend construction activities on the solar plant. Suspending the solar plant installation is not expected to impact Fekola's production guidance for 2020 and will increase availability at the Fekola camp to assist mining operations in isolating more of the critical workforce on site and mitigate COVID-19 related travel and quarantine restrictions. The Company expects the solar plant construction will be completed within six months of the restart. The resulting fully-autonomous hybrid power plant will be the largest off-grid facility of this type in the world and is expected to reduce the operation's HFO consumption by approximately 13.1 million litres and keep approximately 39,000 tonnes of CO2e from being released per year

____________________________________________
3 Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The Expansion Study PEA is preliminary in nature and includes Indicated and Inferred Mineral Resources. Inferred Mineral Resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Consequently, there is no certainty that the Expansion Study PEA will be realized.  For additional information see the Company's Annual Information Form dated March 20, 2020, which can be found on the Company's profile at www.sedar.com.

  In early 2019, B2Gold made the ground-breaking decision to donate 1,000 ounces of gold to empower rural communities to save a species - the Critically Endangered black rhino in Namibia. The gold was used to produce 1,000 limited-edition gold bars, which went on sale in early 2020. Proceeds from the sale will be used in two vital ways: long-term financing to community-driven efforts to protect Namibia's black rhinos; and support for activities in the field, directly to the trackers, rangers and communities who live with wildlife

In recognition of these and many other initiatives listed in our Responsible Mining Report, the Company's efforts were recognized in 2019 with the inclusion of B2Gold in the Jantzi Social Index, a socially screened, market capitalization-weighted index consisting of 50 Canadian companies that pass a broad set of ESG criteria.

Despite the various successes outlined above, the Company had some setbacks in 2019:

  With the zero lost time injuries at Otjikoto and Masbate and an impressive reduction of 85% year over year in our injury frequency rate at Fekola, the overall Lost Time Injury Frequency Rate for the Company's global operations did not meet the aggressive threshold we set for the Company for 2019

  With stronger gold prices lifting the fortunes of many of our higher-cost peers, 2019 ended our almost 5-year run of significantly outperforming the returns of the S&P/TSX Global Gold Index

The Compensation Committee, taking a balanced view of the results outlined above, the achievement of specific goals set out in the 2019 Short Term Incentive ("STI") scorecard and the individual efforts of the executives, determined that an annual incentive award of 1.0x to 1.33x target, depending on the individual Named Executive Officer, had been earned for 2019 performance (please see "Executive Compensation - 2019 Compensation Details" in this Information Circular for further detail on the compensation paid to the Named Executive Officers for the financial year ended December 31, 2019).

I invite you to read "Executive Compensation - Compensation Discussion & Analysis" in this Information Circular and I hope that you will attend the Meeting virtually to ask questions of me or the other members of the Compensation Committee with respect to B2Gold's compensation programs.

Sincerely,

Robert Cross

Chair of the Compensation Committee

Named Executive Officers

Set out below are particulars of compensation paid to the Company's Named Executive Officers (each, a "Named Executive Officer" or "NEO").  As at December 31, 2019, the Company had six (6) Named Executive Officers:

(i) Clive Johnson, President and the Chief Executive Officer of the Company ("CEO");

(ii) Michael Cinnamond, Senior Vice President, Finance and the Chief Financial Officer of the Company ("CFO");

(iii) Roger Richer, Executive Vice President, General Counsel and Secretary;

(iv) Tom Garagan, Senior Vice President, Exploration;

(v) Dennis Stansbury, Senior Vice President, Engineering and Project Evaluations; and

(vi) William Lytle, Senior Vice President, Operations.

The Company reports its financial results in United States dollars. However, all compensation awarded to, earned by, paid to, or payable to a Named Executive Officer is done so and described below in Canadian dollars, unless otherwise stated.

Compensation Governance

Oversight of Compensation Program - The Compensation Committee

The Compensation Committee of the Board of Directors (the "Compensation Committee") is responsible for ensuring that the Company has in place an appropriate plan for executive compensation and for making recommendations to the Board of Directors with respect to the compensation of the Company's executive officers. The Compensation Committee ensures that total compensation paid to Named Executive Officers is fair, reasonable and competitive with the industry and is consistent with the Company's compensation philosophy.

The Compensation Committee is responsible for the review and assessment of compensation arrangements for the Company's executive officers and is authorized to approve terms of employment, salaries, bonuses, long-term incentive grants and other incentive arrangements for the Company's executive officers, and, where appropriate, any severance arrangements.

The Compensation Committee periodically reviews the management development and succession program established by the Company's management team and the organizational structure for management of the Company's operations. The Compensation Committee reports to the Board of Directors on the committee's functions and on the results of its reviews and any recommendations.

Composition of the Compensation Committee

The members of the Compensation Committee are presently Robert Cross (Chair), Robert Gayton and Bongani Mtshisi, all of whom are considered independent for the purposes of National Instrument 52-110, Audit Committees ("NI 52-110"), National Instrument 58-101, Disclosure of Corporate Governance Practices ("NI 58-101") and the applicable rules of the NYSE American LLC (the "NYSE American"). All of the current Compensation Committee members have significant experience with public companies and ongoing resource sector involvement. The skills and experience of each committee member that enable the Compensation Committee to make decisions on the suitability of the Company's compensation policies and practices are as follows:

Robert Cross

Mr. Cross currently serves as an independent director of the Company and is a member of the corporate governance committee and compensation committee of several public companies that operate in the resource sector. Mr. Cross has more than 25 years of experience as a financier in the mining and oil & gas sectors. He is a cofounder and Non-Executive Chairman of Bankers Petroleum Ltd., co-founder and Chairman of Petrodorado Energy Ltd., and until October 2007, was the Non-Executive Chairman of Northern Orion Resources Inc. Between 1996 and 1998, Mr. Cross was Chairman and Chief Executive Officer of Yorkton Securities Inc. From 1987 to 1994, he was a Partner, Investment Banking with Gordon Capital Corporation in Toronto. Mr. Cross has an Engineering Degree from the University of Waterloo and received his MBA from Harvard Business School in 1987.

Robert Gayton

Mr. Gayton currently serves as an independent director of the Company and is a director of several public and private companies. He was previously the Vice President of Finance with Western Silver Corporation from 1995 to 2004. He is also a member of the audit committee and compensation committee of several resource-based public companies and has served in this capacity for over 15 years. Mr. Gayton received a Bachelor of Commerce from the University of British Columbia in 1962 and a Ph.D. in Business from the University of California (Berkeley) in 1973. Mr. Gayton obtained his Chartered Accountant designation in 1964.

Bongani Mtshisi

Mr. Mtshisi currently serves as an independent director of the Company and is currently the CEO of BSC Resources Ltd., a company that is involved in the exploration and development of copper and nickel commodities in South Africa. Mr. Mtshisi was also a founding member of Auryx Gold Corp., a leader in Namibian gold exploration and development, focused on generating shareholder value through the acquisition, discovery, growth, and development of gold resources. He is a Mining Engineer by training with more than 12 years of experience working in key commodity sectors such as platinum, gold, diamond, nickel and copper (Anglo Platinum, De Beers/HUF joint venture and Sub Nigel Gold). Mr. Mtshisi has a National Diploma in Metalliferous Mining and a National Certificate in Project Management from The Technikon Witwatersrand in South Africa.

Each of Messrs. Cross, Gayton and Mtshisi has skills and direct experience as described above that are relevant to their responsibilities in executive compensation and which enable them to make decisions on the suitability of the Company's compensation policies and practices. In their roles within and outside of the Company, each member of the Compensation Committee has participated in compensation planning sessions, compensation decision-making and compensation discussions with industry consultants.

Risk Management and Assessment

The Company's compensation program is designed to provide Named Executive Officers incentives for the achievement of near-term and long-term objectives, without motivating them to take unnecessary risk. The Board provides regular oversight of the Company's risk management practices and delegates to the Compensation Committee the responsibility to provide risk oversight of the Company's compensation policies and practices, and to identify and mitigate compensation policies and practices that could encourage inappropriate or excessive risk taking by the Named Executive Officers and other members of management. As part of its annual review and discussion of executive compensation, the Compensation Committee noted the following factors that discourage the Company's executives from taking unnecessary or excessive risk:

  the Company's approach to performance evaluation and compensation will provide greater rewards for achieving both short-term and long-term objectives;

  short-term incentive payments are derived from performance against pre-approved annual objectives for both the Company and the individuals and the Board has discretion with respect to incentive awards and payouts in the event incentives are understated or overstated due to extraordinary circumstances or conditions;

  short-term incentive bonuses may be paid in the form of RSUs or PSUs with longer-term vesting periods, thereby mitigating the risk that executives may sacrifice the long-term health of the Company in favour of short-term gain;

  our Named Executive Officers each hold significant numbers of Common Shares and are required under the Company's Share Ownership Guideline to continue to hold a material value of the Company's Common Shares while in the employ of the Company;

  a formal hedging prohibition that prohibits executive officers from engaging in hedging activities of any kind respecting the Company's securities or related financial instruments;

  a clawback policy that specifies the recoupment of incentive compensation applicable to executive officers upon material financial restatements and misconduct; and

  the Compensation Committee retains a compensation consultant that is independent of management and does not provide advice to management.

Based on this review, the Compensation Committee believes that the Company's total executive compensation program does not encourage executive officers to take unnecessary or excessive risk and has not identified any risks arising from the Company's compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

Hedging Prohibition

The Company is of the view that its securities should be purchased by its, or any of its direct or indirect subsidiaries', directors and officers for investment purposes only. Pursuant to the Company's anti-hedging policy, transactions that could be perceived as speculative or influenced by positive or negative perceptions of the Company's prospects, including the use of puts, calls, collars, spread bets, contracts for difference and hedging transactions are not considered to be in the Company's best interests and must be avoided. Directors and officers of the Company are prohibited from engaging in hedging activities of any kind respecting the Company's securities or related financial instruments including, without limitation, selling a call or buying a put on the Company's securities or purchasing the Company's securities with the intention of reselling them within six months or selling the Company's securities with the intention of buying them within six months (other than the sale of Company securities shortly after they were acquired through the exercise of securities granted under a share-based compensation arrangement).

Clawback Policy

The Board has adopted a clawback policy specifying the consequences with respect to incentive awards in the event of negligence, fraud or willful misconduct resulting in a restatement of the Company's financial statements. The clawback policy provides that where there is a restatement of the financial results of the Company for any reason other than a restatement caused by a change in applicable accounting rules or interpretations, and, in connection with such restatement an executive officer engaged in negligence, fraud or willful misconduct, the Board or the Compensation Committee may: (a) require that the executive officer return or repay to the Company, or reimburse the Company for, all or part of the after-tax portion of any excess compensation; and/or (b) cause all or part of any awarded and unpaid or unexercised performance-based compensation (whether vested or unvested) that constitutes excess compensation for such executive officer to be cancelled.

For purposes of the clawback policy, "excess compensation" means the difference between the amount or value of any performance-based compensation actually paid or awarded to an executive officer and the amount or value that would have been paid or awarded as calculated or determined based on the financial statements of the Company as restated. "Performance-based compensation" includes all bonuses and other incentive compensation that is paid or awarded to any executive officer based in whole or in part on the application of performance criteria or financial metrics measured during the applicable period preceding the applicable restatement as determined by the Board or the Compensation Committee, and includes incentive compensation awarded or paid in any form, including cash or equity-based, whether vested or unvested.

Share Ownership Guidelines

The Company's share ownership guidelines (the "Share Ownership Guidelines") ensure the interests of directors and senior executives of the Company are aligned with the long-term interests of the Company's Shareholders. The Share Ownership Guidelines provide that each Named Executive Officer is required to hold an equity interest in the form of Common Shares and/or RSUs in the Company in the following amounts (collectively, the "Executive Ownership Requirements"):

Executive	Share Ownership Requirement
CEO	3 times annual salary
CFO	2 times annual salary
Executive Vice President ("EVP")	2 times annual salary
Other NEOs	1 times annual salary

Compliance with the applicable Executive Ownership Requirement is expected to be satisfied by each individual not later than the later of: (i) five (5) years after their employment as a CEO, CFO, EVP or other NEO; and (ii) two (2) years after the adoption of these guidelines. In the event of an increase in an individual's annual base salary following such five (5) year period, he or she will have one (1) year from the date of such increase to satisfy the increased Executive Ownership Requirement. Once an individual's level of Common Share ownership satisfies the applicable Executive Ownership Requirement, ownership at such level is expected to be maintained or exceeded continuously for as long as such individual is subject to the Share Ownership Guidelines.

As seen in the table below, all of the Company's NEOs currently meet, and most vastly exceed, the applicable Executive Ownership Requirement.

Executive	Shareholding Requirement	Current Ownership as at Record Date
		# of Common Shares	# of RSUs	Total Value(2)	Multiple of Salary
President & Chief Executive Officer (Clive Johnson)(1)	3x Salary	4,376,803	1,369,658	$36,892,280	30.7x
Executive Vice President, General Counsel & Secretary (Roger Richer)(1)	2x salary	1,350,000	438,506	$11,482,209	20.9x
Senior Vice President, Finance & Chief Financial Officer (Michael Cinnamond)	2x salary	170,848	438,506	$3,912,053	6.6x
Senior Vice President, Operations (William Lytle)	1x salary	80,413	438,506	$3,331,460	5.6x
Senior Vice President, Exploration (Tom Garagan)(1)	1x salary	2,586,924	438,506	$19,423,261	35.3x
Senior Vice President, Engineering & Project Evaluations (Dennis Stansbury)	1x salary	3,245,559	425,254	$23,566,619	44.9x

1 Does not include 426,250 Common Shares held pursuant to the B2Gold Incentive Plan.

2 The values in the column were calculated by adding the number of Common Shares and RSUs and multiplying by the volume weighted average trading price ("VWAP") of the Common Shares for the 20 trading days prior to the Record Date.

Compensation Consultant

In December 2019, the Compensation Committee retained Lane Caputo Compensation Inc. ("Lane Caputo") to provide an independent review of the executive officers' and directors' overall compensation packages, long-term incentive plan structure, severance provisions and compensation governance practices. The Compensation Committee originally retained Lane Caputo in December 2016 and Lane Caputo advises only the Compensation Committee and has not performed any work for management of the Company since its original engagement.

The Compensation Committee pre-approves all consultant mandates related to executive and director compensation, as well as the associated fees for such mandates. The following table sets out the fees paid by the Company to compensation consultants for services related to determining and structuring compensation for any of the Company's directors and executive officers during the two most recently completed financial years:

Consultant	Financial Year Ending December 31	Executive Compensation- Related Fees	All Other Fees
Lane Caputo Compensation Inc.	2019	$131,920	Nil
Lane Caputo Compensation Inc.	2018	$64,232	Nil

Compensation Discussion & Analysis

Compensation Philosophy and Objectives

Compensation plays an important role in achieving short and long-term business objectives that ultimately drive business success in alignment with long-term Shareholder goals.

The Company's compensation philosophy is based on the following fundamental principles:

(a) compensation programs align with Shareholder interests - the Company aligns the goals and incentives of executives with maximizing long-term Shareholder value;

(b) performance sensitive - compensation for executive officers is linked to operating and market performance of the Company and fluctuates with the performance; and

(c) market competitive compensation - the compensation program should provide market competitive pay in terms of value and structure in order to retain existing employees who are performing according to their objectives and to attract new individuals of the highest calibre.

The objectives of the compensation program in compensating all Named Executive Officers were developed based on the above-mentioned compensation philosophy and are as follows:

  to attract, retain, motivate and reward highly qualified executive officers with a history of proven success;

  to align the interests of executive officers with Shareholders' interests and with the execution of the Company's business strategy; and

  to evaluate executive performance on the basis of key measurements that correlate to long-term Shareholder value.

Compensation Benchmarking

The Compensation Committee, as part of its annual compensation review process and with the assistance of its external advisor, benchmarks the compensation levels and practices of companies that are considered reasonably similar to the Company. In selecting a group of companies and/or sectors to benchmark, the Compensation Committee will consider characteristics and variables such as:

  Canadian-headquartered, publicly-traded gold companies with operating and/or development projects primarily within international locations;

  companies of similar size as measured by market capitalization, revenues and production volumes; and

  companies from which future executives may reasonably be expected to be recruited from or to which the Corporation could reasonably expect to otherwise be in competition with for senior level talent.

The compensation benchmark information derived from such sources will not necessarily be directly acted upon by the Compensation Committee, but will be one of a number of factors the Compensation Committee will consider from time to time in its review of executive compensation.

In order to assist the Compensation Committee with its decisions surrounding executive and director compensation for 2019 and into the 2020 fiscal year, the following list of mining companies was developed:

Agnico Eagle Mines Ltd.	Hudbay Minerals Inc.	OceanaGold Corp.
Alamos Gold Inc.	IAMGOLD Corp.	Pan American Silver Corp.
Centerra Gold Inc.	Kinross Gold Corp.	SSR Mining Inc.
Eldorado Gold Corp.	Kirkland Lake Gold Ltd.	Yamana Gold Inc.
Endeavour Mining Corp.	Lundin Mining Corp.
First Quantum Minerals Ltd.	New Gold Inc.

The table below summarizes the Company's relative size against the operational and financial criteria (presented in US$) that the Compensation Committee considers when selecting peers for the benchmarking of compensation.

Percentile	Market Capitalization (as at Dec. 31, 2019) (US$ 000s)	2019 Annual Revenue (US$ 000s)	2019 Gold Production (ounces)	Number of Producing Mines[1]
25th Percentile	$1,610	$675	411,250	4
50th Percentile	$2,309	$1,294	592,500	5
75th Percentile	$5,095	$1,682	832,500	6
B2Gold Corp.	$4,122	$1,318	980,219	3

Notes: (1) On October 15, 2019, B2Gold and Calibre completed the transaction where B2Gold restructured its interests in, and Calibre acquired, the El Limon and La Libertad mines.

Determination of Compensation

In making compensation recommendations, the Compensation Committee reviews the various elements of each executive's compensation in the context of the total compensation package and the desired mix of "at-risk" versus fixed elements of compensation as per the Company's compensation philosophy. Based on this review, the Compensation Committee evaluates whether the intended relationship between performance and compensation is being achieved or whether changes are required in order to bring this relationship in line with the compensation philosophy and objectives outlined above. In addition to the objective measures of corporate performance that inform variable compensation decisions from year to year, the Compensation Committee and the Board exercise discretion based on the Company's performance and the individual contributions of each executive in determining actual compensation. In determining the total compensation payable to the NEOs for 2019, the Compensation Committee and the Board took into account a range of relevant factors including but not limited to: the Company's financial results; the Company's operational results; the duties and responsibilities of each NEO; and their respective performance and contribution towards 2019 results. For additional detail surrounding the specific performance goals and goal attainment for 2019 that influenced the Compensation Committee's decisions on executive compensation for 2019, please see "2019 Compensation Details" below.

Components of Compensation

The Company's executive compensation program for the financial year ended December 31, 2019 consisted primarily of the following elements:

Compensation Element	Form	Purpose of Element	Determination
Base Salary	Cash	Forms a baseline level of compensation for role fulfillment commensurate with the experience, skills and market demand for the executive role and/or incumbent.

Salaries are based on relevant marketplace information, experience, individual performance and level of responsibility. Actual salary levels are set in relation to the Company's compensation philosophy and relative to the emphasis on other compensation program elements. The Company generally intends to pay salaries above market median levels in order to attract and retain executives of the highest calibre to continue the successful execution of the Company's strategy.

Short Term Incentive (STI)	Cash (or RSUs at the discretion of the Compensation Committee)	To recognize short-term (typically annual) efforts and milestone achievement that are aligned with the long-term success of the Company.

Our executives have an opportunity to earn annual performance incentive compensation based on achievement against both corporate and individual objectives as set out by the Compensation Committee at the beginning of the year. The short-term incentive plan provides for cash payments (or the deferral of cash payments into RSUs at the discretion of the Compensation Committee) when pre-determined corporate and individual objectives are met or exceeded. The objectives that comprise the corporate component of the STI are the same for each executive officer, with the individual component pertaining directly to the specific role and responsibilities of each executive.

Incentive payouts for each NEO range from 0-200% of target levels and are designed to allow each executive to achieve above market cash compensation when corporate and individual performance achieves maximum performance levels, versus pre-established targets. STI payments ultimately awarded to the NEOs will, from time to time, involve the Compensation Committee's application of discretion. Application of discretion by the Compensation Committee will consider mitigating factors in the determination of performance achievement as important aspects of executive and Company performance are not always strictly quantifiable.

Restricted Share Unit Plan	Common Shares issued from treasury	Designed to motivate executives and employees to create and grow sustainable shareholder total return over successive three-year performance cycles.

Under the RSU Plan, unless grants specify otherwise, the RSUs vest rateably over three years in accordance with, and subject to, the terms of the RSU Plan. RSU accounts are credited with additional units in accordance with the Plan in the event dividends on Common Shares are paid by the Company. The number of RSUs, in conjunction with the number of stock options ("Options") and performance share units ("PSUs"), awarded on an annual basis is determined by the Compensation Committee annually, based upon the overall competitiveness of the compensation program versus peers, the desired performance, versus retention mix of the equity incentive awards and with an eye to the combined dilutive effect to Shareholders of both outstanding and planned employee equity incentive awards.

Compensation Element	Form	Purpose of Element	Determination
Performance Share Unit Plan	Common Shares issued from treasury

Designed to motivate and reward executives to excel against specific operational, financial, strategic and shareholder return targets, often on a relative basis versus relevant indices or peer groups, over successive three-year performance cycles.

Under the PSU Plan, the PSUs vest in accordance with a performance period (typically three years) to be determined by the Compensation Committee, at its sole discretion, at the time of such grant in accordance with, and subject to, the terms of the PSU Plan. PSUs may, or may not, vest based on performance against pre-established targets or milestones set at the beginning of each performance period.  The number actually vesting will be in a range of 0-200% of the number awarded, based on the Compensation Committee's determination of actual performance against these pre-established targets and milestones. The number of PSUs, in conjunction with the number of Options and RSUs, awarded on an annual basis is determined by the Compensation Committee annually, based upon the overall competitiveness of the compensation program versus peers, the desired performance, versus retention mix of the equity incentive awards and with an eye to the combined dilutive effect to Shareholders of both outstanding and planned employee equity incentive awards.

Stock Option Plan	Common Shares issued from treasury

Promotes a share ownership perspective among executives, encourages executive retention, encourages executives to generate sustained share price growth over the longer term (i.e. five years) and aligns executives' interests with shareholders' interests through participation in share price appreciation.

Under the Company's Amended Stock Option Plan (the "Option Plan"), grants of Options are typically made upon the commencement of an executive's employment with the Company. Additional grants may be made at the discretion of the Board based on the individual's level in the Company, contribution to corporate performance and the overall competitiveness of the executive compensation package. The Board determines the exercise price of Options at the time of grant, provided that the exercise price may not be lower than the market price. The Board also has the discretion to determine the term of Options, which is not to exceed ten years, and vesting provisions, which, with respect to Options granted to the CEO on or after May 8, 2018, must not be less than rateably over five years.

Pension, Benefits and Perquisites

The Company does not currently have a pension plan or post-employment compensation and benefits in place for any of its employees. The Company provides various employee benefit programs to its executives (including, but not limited to, medical health insurance, dental insurance and life insurance), which are substantially the same as those provided to all other employees of the Company. From time to time, the Compensation Committee reviews the Company's benefit programs, to ensure continued alignment with market practices. The Company offers only limited perquisites to the Named Executive Officers, and only where the Compensation Committee, upon review of competitive practice from time to time, believes such perquisites are market competitive and promote the retention of the Named Executive Officers or promote the efficient performance of the Named Executive Officers' duties. The Company does not believe that perquisites and benefits should represent a significant portion of the compensation package for Named Executive Officers.

Target Executive Pay Mix

Each of our NEOs receives a combination of the three main elements of pay: salary; STI; and long-term incentives (RSUs, PSUs and Options), with only annual salary being a guaranteed form of compensation and all other elements being "at-risk" and variable, based on both annual and long-term corporate performance. The "at-risk" component of total compensation is roughly 80% for our NEOs.  For 2019 compensation, a minimum of 50% of the target value of long-term incentives for our NEOs was in the form of 100% performance-contingent PSUs, which were granted to each Named Executive Officer as part of their 2019 compensation on March 17, 2020, with a three-year performance period commencing on January 1, 2020 and with pre-established performance measures set on such date, all in accordance with and subject to the terms of the PSU Plan.

2019 Compensation Details

Base Salaries

NEO salaries for the financial year ended December 31, 2019 were generally maintained at the prior year's levels.

Short-Term Incentive Award Determination

Target incentive levels under the STI for 2019 performance for the NEOs were as follows:

Name	2019 Annual Base Salary ($)	Target (%) of Annual Base Salary)	Target ($)
Clive Johnson	$1,200,000	150%	$1,800,000
Michael Cinnamond	$590,000	75%	$442,500
Roger Richer	$550,000	75%	$412,500
Tom Garagan	$550,000	75%	$412,500
Dennis Stansbury	$525,000	75%	$393,750
William Lytle	$590,000	75%	$442,500

Actual incentive payments may be above or below target based on performance outcomes for a given year. The performance measures range from 0% (if the threshold performance level is not achieved) to 100% (if the performance target is met) and to 200% (if the performance target is exceeded by a specified amount). Performance objectives set for a given fiscal year are designed to provide motivation to executive officers to achieve near-term corporate and individual objectives, and to reward them when such objectives are met or exceeded. The Compensation Committee has the ability to apply its discretion to either increase, or decrease, a performance outcome where circumstances warrant.

In December 2018, corporate objectives were selected to reflect the Company's top priorities for success in 2019. In March 2020, after financial and operating results were finalized, the Compensation Committee met to assess corporate performance and determine annual bonuses to employees, including executive officers of the Company.

		Performance Range			Actual Result
Category/Weight	Objective	Threshold	Target	Stretch
Operational (30%)	Gold Production (ounces) [4]	935,000	955,000	975,000	980,219 (Stretch)
	Cash Operating Costs per gold ounce [5]	US$560	US$540	US$520	US$512 (Stretch)
	All-In Sustaining Costs per gold ounce[5]	US$875	US$855	US$835	US$862 (Below Target)
	Lost Time Injury Frequency Rate	0.25	0.20	0.18	0.26 (Below Threshold)

____________________________________________
4 Actual and projected production results presented in this Information Circular reflect total production at the mines we operate on a 100% basis. As described in the Company's Annual Information Form dated March 20, 2020, we do not hold a 100% interest in all of such mines.
 5 "Cash operating costs per gold ounce" and "AISC" are performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS"). Non-IFRS measures do not have any standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation of, or as substitute for, measures of performances in accordance with IFRS and should be read in conjunction with the Company's consolidated financial statements. Cash Operating Costs are derived from amounts included in the statement of operations, and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits divided by total gold produced. The Company defines All-In Sustaining Costs per ounce as the sum of cash operating costs, royalty and production taxes, capital expenditures and exploration costs that are sustaining in nature, corporate general and administrative costs, share-based compensation expense, community relations expenditures, reclamation liability accretion and realized (gains) losses on fuel derivative contracts, all divided by the total gold ounces sold to arrive at a per ounce figure. Readers should refer to the Company's Management Discussion and Analysis for the year ended December 31, 2019 available under the Company's corporate profile on SEDAR at www.sedar.com for a more detailed discussion of how the Company calculates such measures and a reconciliation to IFRS terms.

		Performance Range			Actual Result
Category/Weight	Objective	Threshold	Target	Stretch
Financial (20%)	Cash Flow from Operations		US$360 million (assumed gold price of US$1,250 per ounce)		2019 cash flow from operations of US$492 million, on higher production and realized prices, exceeding US$451 million in 2018
	Significantly Reduce Outstanding Debt				Paid US$200 million of RCF in 2019
	Restructure Equipment Leasing Agreements		Restructure at favourable terms in 2019		Target Met
Shareholder (20%)	1-Year Relative TSR Performance (versus the S&P/TSX Global Gold Index)	50th percentile	75th percentile	90th percentile	35th Percentile - (Below Threshold)
	Shareholder Dividends		Declare first ever Shareholder dividend in 2019		Dividend of $0.01 declared December, 2019
Development (20%)	Negotiate divestiture of high-cost Nicaragua Assets		Divest at favourable terms during 2019		Divested to Calibre (Oct.15, 2019) for aggregate consideration of US$100 million, plus a working capital adjustment of US$18 million (Target Met)
	Renegotiate Gramalote JV to become project manager		Complete in 2019		Target Met
	Complete Expansion Study PEA for Fekola; confirm results of initial PEA		Complete by Q1 2019		Target Met

		Performance Range			Actual Result
Category/Weight	Objective	Threshold	Target	Stretch
Environment & Sustainability (10%)	Fekola Solar Plant		Complete detailed plant engineering; procurement process substantially complete by Q4		Target Met

In evaluating 2019 corporate performance, upon consultation with management, the Compensation Committee considered the performance-related results achieved by the Company in 2019, both within the context of the goals and objectives set in December 2018 and the macroeconomic factors impacting the gold sector globally. Based on its assessment of the 2019 corporate achievements outlined above, the positive impact of increasing commodity prices on the Company's financial condition and each NEO's individual performance, the Compensation Committee determined that a performance rating of 1.0x target was warranted for the Company's President & CEO and a performance rating of 1.33x for the other Named Executive Officers for 2019 performance.  The Board subsequently supported the recommendations of the Compensation Committee for the following STI awards:

Name	Short-Term Incentive Award
Clive Johnson	$1,200,000
Michael Cinnamond	$590,000
Roger Richer	$550,000
Tom Garagan	$550,000
Dennis Stansbury	$525,000
William Lytle	$590,000

Long-Term Incentive Compensation - Stock Options, Restricted Share Units and Performance Share Units

For long-term incentive compensation in respect of 2019, the Compensation Committee determined that awards for most executive officers would comprise 50% PSUs and 50% RSUs.

In 2019, the Compensation Committee introduced the PSU Plan for executive officers, including the NEOs, which was approved by Shareholders at the Company's annual general and special meeting held on June 14, 2019. The PSU Plan comprised a minimum 50% weighting of the NEOs' annual equity incentive awards. The PSUs were granted to NEOs as part of the Company's 2019 executive officer compensation, with a three-year performance period commencing January 1, 2020 and with the number of Common Shares issuable on the PSUs ultimately vesting ranging from 0 - 200% of the number of PSUs awarded, contingent upon the Company's performance against predetermined performance metrics as follows:

For PSUs granted as part of 2019 compensation, the Compensation Committee determined that of the PSUs will vest based on the Company's three-year relative total shareholder return ("RTSR") against the S&P/TSX Global Gold Index, as follows:

Performance Level	Performance Achieved	PSU Vesting
Maximum	RTSR at 90th Percentile	200%
Target	RTSR at 60th percentile	100%
Threshold	RTSR at 30th percentile	50%
Below Threshold	RTSR below 30th percentile	0%

Linear interpolation will be applied to determine percentage PSU vesting for RTSR performance between the performance achievement levels shown in the table above. For more details regarding the PSU Plan, please see Schedule "A" to this Information Circular.

There have been no additional changes to the Company's approach or philosophy surrounding executive compensation that impact the information disclosed under "Compensation Discussion and Analysis".

Performance Graph

The following graph compares the cumulative total shareholder return for $100 invested in Common Shares on January 1, 2015 with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Global Gold Index for the five most recently completed fiscal years. The graph also shows the relationship between Shareholder value and total compensation for the NEOs over the same period, for the purposes of comparing compensation to performance.

Due to the heavy emphasis of at-risk pay in our compensation program for executive officers, including the focus on RSUs and PSUs to further align executive compensation with Shareholders' experience, total compensation for our Named Executive Officers increases and decreases in alignment with Shareholder returns over the past 5 years.

Please note that, when viewing the chart above, the total compensation for each year represents the aggregate of the total compensation for the Named Executive Officers as presented in the Summary Compensation Table for each year, inclusive of the fair value of RSUs, PSUs and Options, in each case on the grant date. For 2019, the chart above excludes the value of the retention awards made to Messrs. Cinnamond and Lytle as these awards relate to the Company's succession planning activities and are not considered to be normal course annual compensation for these Named Executive Officers.

Summary Compensation Table

The following table is a summary of compensation earned by the Named Executive Officers for the Company's three most recently completed financial years.

Name and principal position	Year	Salary ($)	Share-based awards ($)(1)	Option- based awards ($)(2)	Non-equity incentive plan compensation ($)		All other compen- sation(4) ($)	Total compen- sation ($)
					Annual incentive program(3)	Long-term incentive plans
Clive Johnson, President and CEO	2019 2018 2017	1,200,000 1,200,000 1,200,000	5,000,000 2,700,000 2,500,000	Nil Nil Nil	1,200,000 3,600,000 1,800,000	Nil Nil Nil	19,701 5,450 5,100	7,419,701 7,505,450 5,505,100
Michael Cinnamond Senior Vice President of Finance and CFO(5)	2019 2018 2017	590,000 550,000 550,000	1,500,000 1,000,000 700,000	3,500,000 Nil Nil	590,000 825,000 550,000	Nil Nil Nil	10,491 5,450 5,100	6,190,491 2,380,450 1,805,100
Roger Richer Executive Vice President, General Counsel and Secretary	2019 2018 2017	550,000 550,000 550,000	1,500,000 1,000,000 700,000	Nil Nil Nil	550,000 825,000 550,000	Nil Nil Nil	10,491 5,450 5,100	2,610,491 2,380,450 1,805,100
Tom Garagan Senior Vice President of Exploration	2019 2018 2017	550,000 550,000 550,000	1,500,000 1,000,000 700,000	Nil Nil Nil	550,000 825,000 550,000	Nil Nil Nil	10,491 5,450 5,100	2,610,491 2,380,450 1,805,100
Dennis Stansbury Senior Vice President of Engineering and Project Evaluations	2019 2018 2017	525,000 500,000 500,000	1,500,000 1,000,000 600,000	Nil Nil Nil	525,000 750,000 500,000	Nil Nil Nil	4,616 Nil Nil	2,554,616 2,250,000 1,600,000

William Lytle Senior Vice President, Operations(5)	2019 2018 2017	590,000 550,000 550,000	1,500,000 1,000,000 700,000	3,500,000 Nil 98,113	590,000 825,000 550,000	Nil Nil Nil	11,247 6,627 5,948	6,191,247 2,381,627 1,904,061

Notes:

(1) All share-based incentive awards listed in the table above: (i) for the years ended December 31, 2018 and December 31, 2017 reflect a dollar amount of RSUs that were granted to each Named Executive Officer on April 4, 2019 and July 12, 2018 for services performed for in 2018 and 2017, respectively; and (ii) for the year ended December 31, 2019 reflect a dollar amount of: (a) 551,876 RSUs granted to Mr. Johnson and 165,563 RSUs granted to each Named Executive Officer other than Mr. Johnson on March 17, 2020 in respect of 2019 compensation; and (b) 551,876 PSUs granted to Mr. Johnson and 165,563 PSUs granted to each Named Executive Officer other than Mr. Johnson on March 17, 2020 in respect of 2019 compensation. Fair value of the RSUs and PSUs was calculated using the VWAP of the Common Shares on the TSX calculated over the five trading days immediately preceding the date of such allocation. In respect of PSUs only, the Compensation Committee has discretion to determine a Performance Percentage (as defined in the PSU Plan) from 0-200% based on the performance of the PSU holder against pre-set targets. This table assumes a Performance Percentage of 100%.  For more information on the RSU Plan and the PSU Plan, please see Schedule "A" to this Information Circular.

(2) The "grant date fair value" of option-based awards has been determined by using the Black-Scholes-Merton model. This value is the same as the fair value established in accordance with generally accepted accounting principles and was determined using the following assumptions:

	2017	2018	2019
Expected volatility	61.5%	Nil	53.95%
Expected life of Option	3.2 years	Nil	10 years
Risk-free interest rate	0.78%	Nil	1.62%
Dividend Rate	Nil	Nil	1.071%.

The Black-Scholes-Merton model is the industry standard and accordingly is useful for comparative purposes.

(3) Cash bonus, paid in March 2020, for services performed for the financial year ended December 31, 2019. Cash bonuses are paid in March of the year following the fiscal year to which the STI payment relates.

(4) All other compensation is comprised of: (i) parking costs and/or fitness program membership allowance; and (ii) in respect of 2019 compensation, the dollar value of dividend equivalent RSUs credited under the RSU Plan for 2019 as follows: (a) $14,001 for Mr. Johnson, (b) $4,791 for each of Messrs. Cinnamond, Richer, Garagan and Lytle, and (c) $4,616 for Mr. Stansbury.  For more information on the RSU Plan, please see Schedule "A" to this Information Circular.

(5) Option awards to Messrs. Cinnamond and Lytle during 2019 represent retention awards tied to the Company's executive succession plan and fully vest over 8 years, with a maximum term of 10 years.

Incentive Plan Awards

The Named Executive Officers are eligible for grants of RSUs under the RSU Plan, PSUs under the PSU Plan and Options under the Option Plan. For details of each such plan, please see Schedule "A" to this Information Circular.

Restricted Share Unit Plan

The RSU Plan was adopted in 2011. Each RSU entitles the holder, subject to the terms of the RSU Plan, to receive a payment in one fully-paid Common Share. Presently, pursuant to the RSU Plan, unless otherwise determined by the Compensation Committee, one third (1/3) of the RSUs will vest on each of the first, second and third anniversaries of the date that the RSUs are granted, although the Compensation Committee has the authority to determine other vesting periods for RSUs granted, provided that the vesting periods for RSUs granted after June 8, 2018 will be the minimum periods permitted under the RSU Plan.

RSUs may be granted by the Compensation Committee, which has been appointed to administer the RSU Plan, to executive officers and employees of the Company. Under the RSU Plan, Non-Employee Directors (being any director of the Company or any of its associated, affiliated, controlled or subsidiary companies who does not have an employment or consulting agreement with the Company or one of its associated, affiliated, controlled or subsidiary companies) are no longer eligible to participate in the RSU Plan and instead may participate only in the DSU Plan (as defined below in this Information Circular). When considering the grant of RSUs to the Company's executives, the Compensation Committee takes into account: competitive market practice; the performance of each executive officer; an assessment of overall corporate performance; the executive officer's position and length of service with the Company; and previous grants of RSUs to the executive officer. The Compensation Committee will also consider the overall number of issued and outstanding number of Options, RSUs and PSUs issued under each plan.

For more information on the RSU Plan and the proposed amendment thereto, please see "Business of the Meeting - Amendment to Restricted Share Unit Plan" in this Information Circular and also at Schedule "A" to this Information Circular.

Performance Share Unit Plan

In 2019, Shareholders approved the PSU Plan for the benefit of the Company's executives, employees and other eligible consultants under the PSU Plan. Non-Employee Directors are not eligible to participate in the PSU Plan.  The PSU Plan has been established to assist the Company in the recruitment and retention of highly qualified executives, employees and eligible consultants and to motivate and reward plan participants to excel against specific operational, financial, strategic and shareholder return targets, often on a relative basis versus relevant indices or peer groups, over successive three-year performance cycles.

PSUs may be granted by the Compensation Committee, which has been appointed to administer the PSU Plan, to the Company's executives, employees and other eligible consultants under the PSU Plan. When considering the grant of PSUs to the Company's executives, the Compensation Committee takes into account: competitive market practice; the performance of each executive officer; an assessment of overall corporate performance; the executive officer's position and length of service with the Company; and previous grants of PSUs to the executive officer. The Compensation Committee will also consider the overall number of issued and outstanding number of Options, RSUs and PSUs issued under each plan.

For more information on the PSU Plan, please see Schedule "A" to this Information Circular.

Amended Stock Option Plan

The Option Plan is a broadly-based employee stock option plan. The Option Plan was designed to encourage share ownership and entrepreneurship on the part of the senior management and other employees. Under the Option Plan, Non-Employee Directors are no longer eligible to participate in the Option Plan and will instead participate only in the Company's DSU Plan. The Compensation Committee believes that the Option Plan aligns the interests of the officers of the Company with Shareholders by linking a component of executive compensation to the long-term performance of the Common Shares. When considering the grant of Options to the Company's executives, the Compensation Committee takes into account: competitive market practice; the performance of each executive officer; an assessment of overall corporate performance; the executive officer's position and length of service with the Company; and previous grants of Options to the executive officer. The Compensation Committee will also consider the overall number of issued and outstanding Options, RSUs and PSUs under each plan.

For more information on the Option Plan, see Schedule "A" to this Information Circular.

Outstanding Option-based and Share-based Awards

The following table sets out, for each Named Executive Officer, the share-based awards (comprised of RSUs and PSUs) and the option-based awards (comprised of Options) outstanding as at December 31, 2019.

Outstanding Share-based Awards and Option-based Awards
Name	Option-based Awards				Share-based Awards(3)
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the-money Options(1) ($)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Shares or Units of Shares that have not Vested(2) ($)	Market or Payout Value of Vested Shares or Units of Shares that have not Paid Out or Distributed ($)
Clive Johnson	1,300,000	$2.00	29-Mar-2020	$4,173,000	1,061,025	$5,527,940	$0
	300,000	$3.13	27-Nov-2021	$624,000
Michael Cinnamond	200,000	$3.13	27-Nov-2021	$416,000	363,033	$ 1,891,402	$0
	1,361,868	$4.65	22-Dec-2029	$762,646
Roger Richer	Nil	N/A	N/A	$0	363,033	$ 1,891,402	$0
Thomas Garagan	Nil	N/A	N/A	$0	363,033	$ 1,891,402	$0
Dennis Stansbury	300,000	$1.12	04-Feb-2021	$1,227,000	349,781	$ 1,822,359	$0
William Lytle	132,000	$2.00	29-Mar-2020	$423,720	363,033	$ 1,891,402	$0
	1,361,868	$4.65	22-Dec-2029	$762,646

Notes:

(1) The value of unexercised in-the-money Options is calculated by multiplying the difference between the closing price of the Common Shares on December 31, 2019, which was $5.21, and the Option exercise price, by the number of outstanding options (both vested and unvested).

(2) Market value of the RSUs was calculated by multiplying the number of unvested RSUs, respectively, by the market value of the closing price of the underlying shares on December 31, 2019, which was $5.21.

(3) This table sets forth all RSUs that have been granted to each Named Executive Officer and are outstanding as at December 31, 2019, but does not include the following RSUs and PSUs granted to each Named Executive Officer on March 17, 2020 in respect of 2019 compensation: (i) 551,876 RSUs granted to Mr. Johnson and 165,563 RSUs granted to each Named Executive Officer other than Mr. Johnson; and (ii) 551,876 PSUs granted to Mr. Johnson and 165,563 PSUs granted to each Named Executive Officer other than Mr. Johnson. Please see "Summary Compensation Table" for a summary of all compensation earned by each Named Executive Officer of the Company. For more information on the RSU Plan and the PSU Plan, please see Schedule "A" to this Information Circular.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth, for each Named Executive Officer of the Company, the value of all incentive plan awards vested during the year ended December 31, 2019.

Incentive Plan Awards - Value Vested or Earned During the Year
Name	Option-based Awards		Share-based Awards(2)		Non-equity Incentive Plan Compensation - Value Earned During The Year
	Number of Securities Underlying Options Vested	Value Vested During the Year(1)	Number of Shares or Units of Shares Vested	Value Vested During the Year(3)
Clive Johnson	Nil	Nil	430,899	$1,783,803	Nil
Michael Cinnamond	Nil	Nil	81,748	$359,800	Nil
Roger Richer	Nil	Nil	81,748	$359,800	Nil
Thomas Garagan	Nil	Nil	81,748	$359,800	Nil
Dennis Stansbury	Nil	Nil	66,281	$294,798	Nil
William Lytle	30,000	$53,100	81,748	$359,800	Nil

Notes:

(1) The value vested during the year is calculated by multiplying the difference between the closing price of the Common Shares on December 31, 2019, which was $5.21, and the Option exercise price, by the number of Options that vested during the year.

(2) This table sets forth the value of all RSUs vested during the year ended December 31, 2019. Please see "Summary Compensation Table" for a summary of all compensation earned by each Named Executive Officer of the Company.

(3) These figures represent the value vested in the RSUs held by the Named Executive Officers during the year ended December 31, 2019. Fair value of the RSUs was calculated by multiplying the number of vested RSUs by the market value of the underlying shares on the vesting date.

Deferred Compensation Plans

The Company does not have a deferred compensation plan in respect of its Named Executive Officers.

Summary of Named Executive Officer Employment Agreements

The Company has entered into executive employment agreements with each of the NEOs as of the date of the original agreements below. The executive employment agreements continue indefinitely until terminated in accordance with the terms thereof and the annual salary prescribed thereunder is subject to annual review. The NEOs are entitled to participate in and receive all rights and benefits under any benefit plans maintained by the Company for employees generally.

Name	Position	Date of Employment Agreement	Annual Salary
Clive Johnson	President and CEO	October 22, 2007	$1,200,000
Michael Cinnamond	Senior Vice President, Finance and CFO	July 1, 2013	$590,000
William Lytle	Senior Vice President, Operations	December 1, 2010	$590,000
Roger Richer	Executive Vice President, General Counsel and Secretary	October 22, 2007	$550,000
Thomas Garagan	Senior Vice President, Exploration	October 22, 2007	$550,000
Dennis Stansbury	Senior Vice President, Engineering and Project Evaluations	October 22, 2007	$525,000

Termination and Change of Control Benefits

Pursuant to the employment agreements entered into between the Company and each Named Executive Officer, the Named Executive Officers are entitled to compensation from the Company in the event of termination without cause or resignation for "good cause". In the event that a Named Executive Officer's employment agreement is terminated by the Company without cause, or a Named Executive Officer resigns on two weeks' notice for "good cause", the Company must pay a severance payment to such Named Executive Officer, within 14 days of the date of termination, equal to 12 months' annual salary as well as continuation of benefits for the same period or payment in lieu. The Named Executive Officer is also entitled to payment of an amount equal to the average of annual short term incentive bonus compensation awarded to the employee in each of the three years immediately prior to the termination date. Annual short term incentive bonus compensation includes cash bonus awards and the cash value of RSU grants.

For purposes of the employment agreements, the definition of "good cause" means the occurrence of any of the following: (i) the assignment of substantially new or different duties inconsistent with the employee's position; (ii) a material reduction in the employee's responsibilities; (iii) a reduction in the employee's annual salary; (iv) a failure by the Company to continue the employee's participation in the Company's benefits and incentive plans (if any); (v) a reduction in entitlement to paid vacation days; (vi) a change of more than 50 kilometres of the principal executive office of the Company or the current location where the employee is based; or (vii) any other event or circumstance that would constitute constructive dismissal at common law.

Each employment agreement also provides that in the event of a "change of control" of the Company, a Named Executive Officer will be entitled to resign at any time within 18 months after that change of control and receive a lump sum payment equal to 24 months of the Named Executive Officer's annual salary, as well as continuation of benefits for the same period or payment in lieu. The Named Executive Officer is also entitled to payment of an amount equal to two times the average of annual short term incentive bonus compensation awarded to the employee in each of the three years immediately prior to the termination date. Annual short term incentive bonus compensation includes cash bonus awards and the cash value of RSU grants. Such compensation is required to be paid as soon as practicable following the Named Executive Officer's date of resignation.

For the purposes of the employment agreements, a "change of control" means: (i) the acquisition of Common Shares by a person or group of persons acting jointly or in concert that, when added to all of the Common Shares owned by such person or persons, constitutes for the first time in the aggregate 20% or more of the Common Shares; (ii) the removal of more than 50% of the incumbent Board of Directors, or the election of a majority of the directors to the Board of Directors that were not nominees of the Board of Directors at the time immediately preceding such election; (iii) a sale of all or substantially all of the assets of the Company; or (iv) a reorganization, plan of arrangement, merger or other transaction that has substantially the same effect as (i) to (iii) above.

The following tables set out the estimated incremental payments and benefits due to each of the Named Executive Officers upon either termination without cause, including resignation for "good cause" (or for "Good Reason" as defined in the RSU Plan and the PSU Plan, as applicable), or within 18 months of a change of control, assuming termination on December 31, 2019. For more information on the circumstances which may trigger payments or provision of other benefits in respect of awards granted under the RSU Plan, the PSU Plan or the Option Plan, as applicable, the incremental payments, payables and benefits that would be triggered by or result from such circumstances and how the payment and benefit levels are determined under such circumstances (which determination may involve the discretion of the Compensation Committee), please see "Schedule "A" of this Information Circular.

Termination of Employment Without Cause

Name	Annual Salary(1) ($)	All Other Compensation(2) ($)	Total ($)
Clive Johnson	$1,200,000	$7,292,887	$8,492,887
Michael Cinnamond	$590,000	$2,265,069	$2,855,069
Roger Richer	$550,000	$2,233,562	$2,783,562

Name	Annual Salary(1) ($)	All Other Compensation(2) ($)	Total ($)
Tom Garagan	$550,000	$2,234,868	$2,784,868
Dennis Stansbury	$525,000	$2,163,780	$2,688,780
William Lytle	$590,000	$2,246,583	$2,836,583

Notes:

(1) Equal to 12 months' annual salary for all Named Executive Officers. Based on salary for the fiscal year ended December 31, 2019.

(2) Pursuant to the relevant employment agreement, all other compensation payable is equal to: (i) 12 months' specified benefits, including provincial medical, extended health insurance, dental insurance, life insurance, accidental death insurance and long term disability insurance; and (ii) an amount equal to the average of annual short term incentive bonus compensation and the average cash value of RSUs awarded to the Named Executive Officer in each of the three years immediately prior to the termination date. Further, for purposes of this table, in calculating the compensation payable (i) on termination of employment without cause under the RSU Plan and (ii) on termination of employment without cause or resignation for good reason under the PSU Plan, it has been assumed that all unvested RSUs and PSUs have been deemed to vest as of the termination date. In respect of RSUs only, on resignation for good reason under the RSU Plan, there would be an accelerated vesting of unvested RSUs on a pro rata basis in accordance with the terms and conditions of the RSU Plan, which valuation has not been included here as such pro rata valuation would be less than the aggregate value of all RSUs deemed to have vested on the termination date. In respect of PSUs only, upon a change of control, the Compensation Committee may, in its sole discretion, determine a Performance Percentage (as defined in the PSU Plan) from 0-200%. This table assumes a Performance Percentage of 100%. This amount includes RSUs and PSUs in respect of the Company's 2019 compensation that were granted on March 17, 2020.

Termination of Employment Following Change of Control

Name	Annual Salary(1) ($)	All Other Compensation(2) ($)	Total ($)
Clive Johnson	$2,400,000	$12,085,773	$14,485,773
Michael Cinnamond	$1,180,000	$3,780,137	$4,960,137
Roger Richer	$1,100,000	$3,717,125	$4,817,125
Tom Garagan	$1,100,000	$3,719,737	$4,819,737
Dennis Stansbury	$1,050,000	$3,577,559	$4,627,559
William Lytle	$1,180,000	$3,743,165	$4,923,165

Notes:

(1) Equal to 24 months' annual salary for all Named Executive Officers. Based on salary for the fiscal year ended December 31, 2019.

(2) Pursuant to the relevant employment agreement, all other compensation payable is equal to (i) 24 months' specified benefits, including provincial medical, extended health insurance, dental insurance, life insurance, accidental death insurance and long term disability insurance; and (ii) an amount equal to two times the average of annual short term incentive bonus compensation and the average cash value of RSUs awarded to the Named Executive Officer in each of the three years immediately prior to the termination date. Further, for purposes of this table, in calculating the compensation payable on termination following change of control under the RSU Plan, the PSU Plan and the Option Plan, as applicable, it has been assumed that: (i) all unvested RSUs have been deemed to vest on the termination date; (ii) a Performance Percentage of 100%, being the target Performance Percentage, has been applied to vested PSUs as at the termination date (the Compensation Committee has discretion to determine a Performance Percentage from 0-200%); and (iii) all unvested Options immediately vest as at the termination date.  This amount includes RSUs and PSUs in respect of 2019 compensation that were granted on March 17, 2020.

Director Compensation

Deferred Share Unit Plan

On December 13, 2017, the Board approved a cash-settled Deferred Share Unit Plan (the "DSU Plan"). With the adoption of the DSU Plan, non-executive directors are no longer eligible to participate in the Option Plan, RSU Plan or the PSU Plan. Pursuant to the terms of the DSU Plan, the Board shall administer the DSU Plan and is authorized to delegate any of its administrative responsibilities under the DSU Plan to one or more persons, including, without limitation, one or more officers and/or employees of the Company. Any bona fide director of the Company who is not otherwise an employee, consultant or officer of the Company or of a Related Entity (as defined in the DSU Plan) (each an "Eligible Person") is eligible to participate in the DSU Plan, provided that a director serving as a chair of the Board and not otherwise an employee, consultant or officer may be considered an Eligible Person, at the discretion of the Board.

Some of the key features of the DSU Plan include the following, among others:

Grant of DSUs

  The Board may grant DSUs to an Eligible Person whose services to the Company are sufficient to warrant participation in the DSU Plan (a "Participant"). The number of DSUs to be credited to a Participant's account, and the date on which such DSUs will be credited to such Participant's account, will be such number of DSUs and such date the Board determines to be appropriate in the circumstances.

Election to Receive DSUs

  A Participant may elect to receive 50% or 100% of such Participant's total cash compensation earned in the applicable financial year (the "Elected Amount") in DSUs, with the balance, if any, being paid in cash at the time such amounts would be paid in the ordinary course. Such DSUs will be credited to such Participant's account on the last business day of each financial quarter, subject to any blackout period, or such other date as the Board determines appropriate. The number of DSUs to be credited to such Participant's account will be determined by dividing the Elected Amount in respect of the applicable financial quarter, by the Fair Market Value (as defined in the DSU Plan) as at the date the DSUs are credited, or such other date as determined by the Board.

Dividend Equivalents

  On any date on which a cash dividend is paid on the Common Shares, Participants who have DSUs credited to their accounts as of the record date for such dividend will be credited with "dividend equivalent" DSUs, calculated in accordance with the terms of the DSU Plan.

Termination of Service

  On the applicable redemption date, the Company will pay a Participant, who has terminated service to the Company, cash equal to the Fair Market Value of the Common Shares on the applicable separation date, multiplied by the number of DSUs recorded to such Participant's account, net of any applicable withholding tax.

  In the event of death of a Participant who has not otherwise terminated service to the Company, the Company will, within two months of such Participant's death, pay cash equal to the Fair Market Value of the Common Shares on the date of death, multiplied by the number of DSUs recorded to the Participant's account, net of any applicable withholding tax, to or for the benefit of the beneficiaries of such Participant.

As described in this Information Circular under "Share Ownership Guidelines", on May 8, 2019, the Board approved and implemented the Share Ownership Guidelines to ensure the interests of directors and senior executives of the Company are aligned with the long-term interests of the Company's Shareholders. For the Company's directors, each director is required to own Common Shares having an aggregate value equal to three (3) times of the then current total annual retainer payable to the directors of the Company (the "Director Ownership Requirement"). Compliance with the Director Ownership Requirement is expected to be satisfied by each individual not later than the later of: (i) five (5) years after their appointment or election to the Board, as applicable; and (ii) two (2) years after the adoption of the Share Ownership Guidelines.  In the event of an increase in an individual's annual retainer following such five (5) year period, he or she will have one (1) year from the date of such increase to satisfy the increased Director Ownership Requirement. Since non-executive directors of the Company are eligible to participate in the DSU Plan, DSUs granted to such directors are also used in determining their Director Ownership Requirement. Once an individual's level of Common Share ownership satisfies the applicable Director Ownership Requirement, ownership at such level is expected to be maintained or exceeded continuously for as long as such individual is subject to the Share Ownership Guidelines.

As seen in the table below, all of the Company's directors currently meet, and most vastly exceed, the applicable Director Ownership requirement.

Director	Shareholding Requirement	Current Shareholdings
		# of Common Shares	# of DSUs	Total Value[1]	Multiple of Retainer
Robert Cross	3x Annual Retainer	221,660	190,412	$2,645,502	9.62x
Robert Gayton	3x Annual Retainer	240,000	156,194	$2,543,565	12.72x
Jerry Korpan	3x Annual Retainer	2,700,000	133,654	$18,192,059	103.95x
Kevin Bullock	3x Annual Retainer	82,000	133,654	$1,384,499	8.93x
George Johnson	3x Annual Retainer	500,000	199,609	$4,491,490	26.42x
Bongani Mtshisi	3x Annual Retainer	22,800	175,891	$1,275,596	7.97x
Robin Weisman	3x Annual Retainer	2,000	133,654	$870,899	5.44x
Liane Kelly	3x Annual Retainer	0	63,113	$405,185	N/A

1The values in the column were calculated by adding the number of Common Shares and the number of DSUs and multiplying by the VWAP of the Common Shares for the 20 trading days prior to the Record Date.

Compensation of directors has been determined by taking into consideration the size and stage of development of the Company, and with a goal to achieve the objectives of retaining skilled, experienced and dedicated directors. The Compensation Committee periodically reviews the adequacy and form of compensation of the directors to ensure the compensation appropriately reflects the responsibilities and risks involved in being an effective director. In 2019, Lane Caputo provided a review of current market practices regarding director compensation, including a benchmarking exercise against the same peer group used to benchmark executive compensation, to assist the Compensation Committee in recommending a compensation structure for directors.

Effective January 1, 2019 and for the year ended December 31, 2019, the non-executive directors of the Company were eligible for annual retainers as per the following schedule:

Role	Annual Retainer ($)
Board Member	140,000
Chairman of the Board (additional retainer)	90,000
Chairman of the Audit Committee (additional retainer)	40,000
Chairman of the Compensation Committees (additional retainer)	30,000
Chairman of the Health, Safety, Environmental, Social and Security Committee (additional retainer)	30,000
Chairman of the Corporate Governance & Nominating Committee (additional retainer)	15,000
Member of the Audit Committee (additional retainer)	15,000
Member of the Compensation Committee (additional retainer)	10,000
Member of the Corporate Governance & Nominating Committee (additional retainer)	10,000
Member of the Health, Safety, Environmental, Social and Security Committee (additional retainer)	10,000

Other than the foregoing, no additional cash fees are paid to any of the directors for Board or committee involvement. Directors are reimbursed for transportation and other out-of-pocket expenses reasonably incurred for attendance at Board or committee meetings and in connection with the performance of their duties as directors.

Director Compensation Table

During the year ended December 31, 2019, non-executive directors of the Company accrued a total of $1,295,000. in annual retainers. As at December 31, 2019, the non-executive directors held Options to purchase an aggregate of 677,500 Common Shares, which were previously granted under the Option Plan but have not expired at December 31, 2019, which equates to 0.07% of the Company's issued and outstanding Common Shares, at exercise prices ranging from $1.12 to $2.00 per Common Share. As at December 31, 2019, 862,179 DSUs have been granted to non-employee directors under the DSU Plan. In addition, subsequent to December 31, 2019, 324,002 DSUs were granted to non-employee directors under the DSU Plan, including 278,149 for the DSU component of the 2020 annual retainers and 30,000 DSUs granted to Liane Kelly upon her appointment as a director on January 1, 2020.

The following table sets out all amounts of compensation for non-executive directors of the Company for the year ended December 31, 2019. Directors who are also Named Executive Officers are not entitled to any compensation for their services as a director.

Name	Fees earned ($)(1)	Share-based awards ($)(2)	Option-based awards ($)	Non-equity incentive plan compensation ($)	All other compensation ($)(3)	Total ($)
Robert Cross	275,000	210,000	Nil	Nil	1,901	486,901
Robert Gayton	200,000	150,000	Nil	Nil	1,624	351,624
Jerry Korpan	175,000	150,000	Nil	Nil	1,327	326,327
Bongani Mtshisi	160,000	150,000	Nil	Nil	1,781	311,781
Kevin Bullock	155,000	150,000	Nil	Nil	1,327	306,327
George Johnson	170,000	150,000	Nil	Nil	2,091	322,091
Robin Weisman	160,000	150,000	Nil	Nil	1,327	311,327

Notes:

(1) Represents aggregate cash fees earned as directors of the Company for the year ended December 31, 2019. Directors may elect to receive a percentage of their compensation in DSUs instead of cash. The amounts referenced in the "Fees Earned" column are the fees the directors elected to receive in cash and the amounts directors elected to receive in DSUs instead of cash, as applicable.

(2) All share-based awards listed in the table above consist of DSUs that have been granted to each non-employee director under the DSU Plan for services performed for the year ended December 31, 2019, in addition to fees earned, see "Deferred Share Unit Plan" in this Information Circular. Calculation for DSUs is based on number of DSUs times the 5-day VWAP for the period ending on the date of such allocation.

(3) The amounts listed in this table comprise of dividend equivalent DSUs for each non-employee director to be credited pursuant to the terms of the DSU Plan for 2019.

Incentive Plan Awards

Outstanding Option-based and Share-based Awards

The following table sets out, for each non-executive director of the Company, the share-based awards (comprised of RSUs granted under the RSU Plan, PSUs granted under the PSU Plan and DSUs granted under the DSU Plan) and the option-based awards (comprised of Options granted under the Option Plan) outstanding as at December 31, 2019. As noted under "Deferred Share Unit Plan" in this Information Circular, non-executive directors of the Company may elect to receive a portion of their compensation in DSUs instead of cash. In accordance with the terms of the DSU Plan, the DSUs are not redeemable and are not payable until such director ceases to be a member of the Board of Directors.

Outstanding Share-based Awards and Option-based Awards
Name(3)	Option-based Awards				Share-based Awards
	Number of Securities Under-lying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the- money Options(1) ($)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Shares or Units of Shares that have not Vested ($)	Market or Payout Value of Vested Shares or Units of Shares that have not Paid Out or Distributed ($)(2)
Robert Cross	500	$1.12	04-Feb-2021	$2,045	Nil	Nil	$750,521
Robert Gayton	60,000	$1.12	04-Feb-2021	$245,400	Nil	Nil	$641,252
Jerry Korpan	100,000	$1.12	04-Feb-2021	$409,000	Nil	Nil	$523,818
	100,000	$2.00	29-Mar-2020	$321,000
Bongani Mtshisi	Nil	N/A	N/A	Nil	Nil	Nil	$703,219
Kevin Bullock	67,000	$1.12	04-Feb-2021	$274,030	Nil	Nil	$523,818
	50,000	$2.00	29-Mar-2020	$160,500
George Johnson	300,000	$2.00	29-Mar-2020	$963,000	Nil	Nil	$825,503
Robin Weisman	Nil	Nil	Nil	Nil	Nil	Nil	$523,818

Notes:

(1) The value of unexercised in-the-money Options is calculated by multiplying the difference between the closing price of the Common Shares on the TSX on December 31, 2019, which was $5.21, and the Option exercise price, by the number of outstanding Options (both vested and unvested). Where the difference is negative, the Options are not in-the-money and no value is reported.

(2) Includes the value of DSUs which have been granted to each non-employee director under the DSU Plan for services performed for the year ended December 31, 2019, calculated based on the $5.21 closing price of the Common Shares on the TSX on December 31, 2019 but does not include dividend equivalent DSUs to which each non-employee director is entitled to be credited pursuant to the terms of the DSU Plan for 2019.

(3) As a Named Executive Officer, Clive Johnson does not and will not receive compensation for his service as a director and his compensation information is presented in the section relating to executive compensation above. Further, Liane Kelly became a director of the Company as of January 1, 2020 and as of December 31, 2019, she held 75,000 Options with an exercise price of $3.66 which were granted to Ms. Kelly prior to her appointment as a director of the Company.

Incentive Plan Awards - Value Vested or Earned During the Year

Options granted to the directors of the Company vest over a two to three year period. Because the exercise price of Options at the time of grant is set at or above the market price of the Common Shares on the grant date, the value of these incentive Option grants at time of grant is $Nil.

The following table sets forth, for each non-executive director of the Company, the value of all incentive plan awards vested during the year ended December 31, 2019.

Incentive Plan Awards - Value Vested or Earned During the Year
Name(3)	Option-based Awards		Share-based Awards(4)		Non-equity Incentive Plan Compensation - Value Earned During The Year
	Number of Securities Underlying Options Vested (#)	Value Vested During the Year(1) ($)	Number of Shares or Units of Shares Vested (#)	Value Vested During the Year(2) ($)
Robert Cross	Nil	Nil	Nil	Nil	Nil
Robert Gayton	Nil	Nil	Nil	Nil	Nil
Jerry Korpan	Nil	Nil	Nil	Nil	Nil
Bongani Mtshisi	Nil	Nil	Nil	Nil	Nil
Kevin Bullock	34,000	$139,060	Nil	Nil	Nil
George Johnson	Nil	Nil	Nil	Nil	Nil
Robin Weisman	Nil	Nil	Nil	Nil	Nil

Notes:

(1) The value vested during the year is calculated by multiplying the difference between the closing price of the Common Shares on December 31, 2019, which was $5.21 and the Option exercise price, by the number of Options that vested during the year, whether or not such Options were exercised by the director.

(2) These figures represent the total value vested in the RSUs and PSUs held by the directors, during the year ended December 31, 2019. Fair value of the RSUs and PSUs were calculated by multiplying the number of vested RSUs or PSUs, as applicable, by the market value of the underlying shares on the vesting date.

(3) As a Named Executive Officer, Clive Johnson does not and will not receive compensation for his service as a director and his compensation information is presented in the section relating to executive compensation above. Further, as Liane Kelly became a director of the Company as of January 1, 2020, she had no outstanding incentive plan awards that vested or were earned during 2019.

(4) As noted under "Deferred Share Unit Plan", non-executive directors of the Company participate in the DSU Plan. For information relating to the DSUs that have been granted to each director under the DSU Plan for services performed for the year ended December 31, 2019, please see "Executive Compensation - Director Compensation" in this Information Circular. In accordance with the terms of the DSU Plan, DSUs held by directors pursuant to the DSU Plan are not redeemable or payable until such director ceases to be a member of the Board of Directors.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information and Burn Rate Information

The following table provides certain information regarding compensation plans under which securities of the Company are authorized for issuance in effect as of December 31, 2019 (before giving effect to the amendments to the equity compensation plans described herein):

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1) (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(2) (c)
Equity compensation plans approved by Shareholders(1)	Options: 36,065,920	$3.29	30,383,602
	RSUs: 3,933,689 PSUs: 0	$3.60 N/A	2,048,788 10,000,000
Equity compensation plans not approved by Shareholders	N/A	N/A	N/A

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1) (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(2) (c)
Total	39,999,609		42,432,390(3)

Notes:

(1) Represents Common Shares issuable under the Option Plan, the RSU Plan and the PSU Plan. Additional information can be found under "Executive Compensation - Incentive Plan Awards".

(2) Represents Common Shares remaining available for future issuance under the Option Plan, the RSU Plan and the PSU Plan, in each case as at December 31, 2019 (prior to the amendments to each of the Option Plan, RSU Plan and PSU Plan approved by the Board on May 5, 2020 to decrease the maximum number of Common Shares that may be issuable, at any time, under all of the Company's security based compensation arrangements, in aggregate, from 8.0% to 5.3% of the total number of issued and outstanding Common Shares on a non-diluted basis at any time and not including RSUs and PSUs granted in March 2020 in respect of 2019 compensation).  Pursuant to the Option Plan, as at December 31, 2019, the Company was authorized to issue up to 8.0% of the number of issued and outstanding Common Shares on a non-diluted basis at any time, together with any Common Shares reserved for issuance under any other security based compensation arrangement of the Company pursuant to which Common Shares may be issuable. The number of Common Shares available for future issuance under the Option Plan as at December 31, 2019 was 30,383,602 and includes Common Shares that have not previously been reserved for an Option grant and Common Shares underlying unexercised Options that have expired or were terminated. The Company is also authorized to issue up to: (i) 20,000,000 RSUs under the RSU Plan, with each RSU entitling the holder thereof to receive a payment in one fully-paid Common Share; and (ii) 10,000,000 Common Shares on vesting of PSUs under the PSU Plan.  As at December 31, 2019, there were: (i) 2,408,788 RSUs available for future issuance under the RSU Plan; and (ii) 10,000,000 Common Shares on vesting of PSUs available for future issuance under the PSU Plan. As the maximum number of Common Shares reserved for issuance under all of the Company's previously established and outstanding or proposed security based compensation may not exceed 5.3% of the total number of issued and outstanding Common Shares on a non-diluted basis at any time, the future grant of Options, RSUs and/or PSUs pursuant to the Option Plan, the RSU Plan or the PSU Plan, as applicable, will potentially reduce the number of Options, RSUs, and PSUs available to be granted pursuant to the relevant plan. Additional information can be found under "Executive Compensation - Incentive Plan Awards".

(3) After giving effect to the amendments to the Option Plan, RSU Plan and PSU Plan approved by the Board on May 5, 2020, as the date of this Information Circular, the total number of securities remaining available for future issuance under equity compensation plans is 20,887,338. For more information regarding the plans as amended, please see a description of each plan at Schedule "A" to this Information Circular.

The following table sets out the annual burn rate percentages in respect of equity securities under the Company's Option Plan, the RSU Plan and the PSU Plan for the fiscal years ended 2019, 2018 and 2017 calculated in accordance with the TSX Company Manual:

	Annual Burn Rate(1)(2) Security Based Compensation Arrangement
Security	2019	2018	2017
Options	0.47%	2.57%	2.35%
Restricted Share Units	0.29%	0.15%	0.18%
Performance Share Units	N/A	N/A	N/A

(1) The burn rates for the Option Plan, the RSU Plan and the PSU Plan, as applicable, are calculated by dividing the number of securities granted under each plan during the applicable fiscal year by the weighted average number of securities outstanding for the applicable fiscal year.  No PSUs were granted in 2019.

(2) Does not include RSUs and PSUs granted in March 2020 in respect of 2019 compensation.

B2Gold Incentive Plan

On June 29, 2007, the Company established the B2Gold Incentive Plan for the benefit of directors, officers, employees and service providers of the Company and issued to the trustees of the B2Gold Incentive Plan, at such time being Messrs. Clive Johnson, Roger Richer and Tom Garagan, options to acquire 4,955,000 Common Shares. On October 12, 2007, following the exercise of these options, an aggregate of 4,955,000 Common Shares were issued to the trustees of the B2Gold Incentive Plan at a price of $0.02 for gross proceeds of $99,100. Since then, Common Shares have been issued out of the B2Gold Incentive Plan as follows: (i) on July 5, 2011, 1,000,000 Common Shares; (ii) on May 28, 2012, 500,000 Common Shares; (iii) on May 1, 2014, 750,000 Common Shares; and (iv) on June 2, 2016, 1,000,000 Common Shares.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

During the most recently completed financial year and as at the date hereof, there was no indebtedness, other than routine indebtedness, outstanding to the Company or any of its subsidiaries, or to another entity of which indebtedness the Company or any of its subsidiaries has provided a guarantee, support agreement, letter of credit or other similar arrangement or understanding, owed by any current or former executive officers, directors and employees of the Company and its subsidiaries, proposed nominees for election as a director of the Company or any associates of any such executive officers, directors, or proposed nominees.

CORPORATE GOVERNANCE

The Board of Directors is committed to sound corporate governance practices that are both in the interest of Shareholders and contribute to effective and efficient decision making. National Policy 58-201, Corporate Governance Guidelines ("NP 58-201") establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines and the Board considers that the Company's corporate governance practices substantially comply with NP 58-201. The Board will continue to review with management the corporate governance practices of the Company to ensure that they are sound practices for effective and efficient decision making.

In accordance with NI 58-101, the Company is required to disclose, on an annual basis, its approach to corporate governance. The following is a description of the Company's approach to corporate governance.

Board of Directors

The Board considers its composition and size on an ongoing basis. Directors are recruited from time to time with a view to achieving and maintaining a majority of independent directors while at the same time maintaining complementary skill, knowledge and experience in the mining industry. The Board of Directors is currently comprised of nine directors. The Board of Directors considers seven of the nine current directors are independent in accordance with the definition of "independence" set out in NI 52-110, as it applies to the Board of Directors, and in accordance with the applicable rules of the NYSE American.

The seven current directors that are considered to be independent are Robert Cross, Robert Gayton, Jerry Korpan, Bongani Mtshisi, Kevin Bullock, Robin Weisman, and George Johnson. Clive Johnson is not considered to be independent as he has a material relationship with the Company, namely his role as the President and Chief Executive Officer of the Company. Liane Kelly is not considered to be independent as she has a material relationship with the Company, due to her role as the Company's corporate social responsibility advisor since 2011. Accordingly, the Board considers that a majority of the directors are independent.

To facilitate the exercise of independent judgement by the Board in carrying out its responsibilities, each of the members of the Audit Committee and the Compensation Committee is considered to be independent for the purposes of NI 52-110, the rules of the NYSE American and, where applicable, Rule 10A-3 of the U.S. Exchange Act of 1934, as amended (the "Exchange Act").

The independent directors meet as a group, without the presence of management or non-independent directors, annually and such other times as they consider appropriate, and communication among the independent directors occurs on an ongoing basis as the need arises from regularly scheduled meetings of the Board. Since January 1, 2019, the independent directors have held one such meeting, without the presence of management or non-independent directors. The Board believes that adequate procedures are in place to facilitate the functioning of the Board with a level of independence from the Company's management.

Mr. Robert Cross, an independent director, is Chairman of the Board and presides as such at each Board meeting. The Chairman's role involves reviewing items of importance for consideration and deliberation by the Board of Directors, providing leadership to the Board of Directors in discharging their mandate and managing the Board of Directors consistent with the corporate governance approach adopted by the Board from time to time.

The following directors are currently directors of other issuers that are reporting issuers (or the equivalent) in a jurisdiction in Canada or a foreign jurisdiction:

Name of Director	Reporting Issuer
Clive Johnson	Vanadian Energy Corp. (formerly Uracan Resources Ltd.) BeMetals Corp.
Robert Cross	Standard Lithium Ltd.
Robert Gayton	Amerigo Resources Ltd. Western Copper and Gold Corporation
Kevin Bullock	Anaconda Mining Inc.
George Johnson	Hecla Mining Company
Bongani Mtshisi	Eco Atlantic Holdings Ltd.
Robin Weisman	INV Metals Inc.

The attendance record for each current director for all Board meetings and for committee meetings of which they are or were a member, held from January 1, 2019 to December 31, 2019 is set out below:

Number of Board and Committee Meetings Held

Board meetings:  6

Audit Committee ("AC"):  4

Compensation Committee ("CC"):  4

Corporate Governance & Nominating Committee ("CGNC"):  2

Health, Safety, Environmental, Social and Security Committee ("HSESSC"):  3

	Attendance of Directors
Director	Board Mtgs.	AC Mtgs.	CC Mtgs.	CGNC Mtgs.	HSESSC Mtgs.
Clive Johnson	6	N/A	N/A	N/A	N/A
Robert Cross (CC, CGNC)	6	N/A	4	2	N/A
Robert Gayton (AC, CC, CGNC)	6	4	4	2	N/A
Jerry Korpan (AC, CGNC, HSESSC)	6	4	N/A	2	3
Bongani Mtshisi (CC, HSESSC)	6	N/A	4	N/A	3
Kevin Bullock (AC)	6	4	N/A	N/A	N/A
George Johnson (HSESSC)	6	N/A	N/A	N/A	3
Robin Weisman (CGNC, HSESSC)	6	N/A	N/A	2	3

Board Charter and Position Descriptions

A copy of the Charter of the Board of Directors is attached as Schedule "C".

The Board has developed written position descriptions for the Chairman of the Board and the chair of each committee of the Board. The responsibilities of the Chairman of the Board include providing leadership to the Board in its duties to the Company and facilitating effective review, analysis and discussion at Board meetings.

A written position description has also been developed for the President and Chief Executive Officer. The responsibilities of the President and Chief Executive Officer include managing the efficient and effective operation of the Company, assisting the Board in establishing and implementing the strategic direction of the Company and ensuring all material matters affecting the Company are brought to the attention of the Board.

Director Skills and Experience

The Board of Directors and the Corporate Governance and Nominating Committee review the experience, qualifications and skills of our directors each year to ensure that the composition of the Board of Directors and committees and the competencies and skills of the members are in line with the evolving needs of the Company.

The Board maintains a skills matrix to identify and evaluate the competencies and skills of the members based on the individual experience and background of each director. The skills matrix is reviewed and updated each year based on self-assessment by each director whereby each director is asked to rate their experience and background in a variety of key subject areas. This data is compiled into a matrix representing the broad skills of the current directors. This matrix is maintained to identify areas for strengthening the Board of Directors, if any, and address them through the recruitment of new members.

The following skills matrix outlines the experience and background of, but not necessarily the technical expertise of, the current individual directors based on information provided by such individuals.

Board Skill Matrix, Profile and Committee Membership		Clive T Johnson	Robert Cross	Robert Gayton	Jerry Korpan	Bongani Mtshisi	Kevin Bullock	George Johnson	Robin Weisman	Liane Kelly
	Strategy & Leadership	√	√	√	√	√	√	√	√	√
	Governance & Risk Management	√	√	√	√	√	√	√	√	√
	Executive Management / Senior Officer Experience	√	√	√		√	√	√	√	√
Experience and Skills	Financial Acumen		√	√	√		√	√	√
	M&A Execution	√	√	√	√		√	√		√
	Mining Operations Experience					√	√	√
	Multi-jurisdictional Business Experience	√	√	√	√	√	√	√	√	√
	Human Resources & Executive Compensation		√	√		√		√		√
	Health and Safety				√	√	√	√	√
	Environment and Sustainability		√	√	√	√	√	√	√	√
	Government and Regulatory Affairs	√	√	√		√	√		√
	Communications, Investor, Public Relations		√	√	√		√		√
Composition	Independence	CEO	√	√	√	√	√	√	√
	Board Tenure	13	12	12	12	8	6	4	2	0
	Age	62	61	80	73	41	55	71	63	55
	Gender	M	M	M	M	M	M	M	F	F

Board Committees	Audit Committee			C	√		√
	Compensation Committee		C	√		√
	Corp. Gov. and Nominating Committee		√	√	√				C
	HSE, Social and Security Committee				√	√		C	√	√

Orientation and Continuing Education

At present, each new director is given an outline of the nature of the Company's business, its corporate strategy, current issues with the Company, short, medium and long-term corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing company policies. In addition, new directors are required to meet with management of the Company to discuss and better understand the Company's business and will be advised by counsel to the Company of their legal obligations as directors of the Company.

The skill and knowledge of the Board of Directors as a whole is such that the Corporate Governance and Nominating Committee is of the view that a formal continuing education process is not currently required. The Board of Directors is comprised of individuals with varying backgrounds, who have, both collectively and individually, extensive experience in running and managing public companies in the natural resource sector. Board members are encouraged to communicate with management, auditors and technical consultants to keep themselves current with industry trends and developments and changes in legislation, with management's assistance. Board members have full access to the Company's records. Reference is made to the table under the heading "Election of Directors" for a description of the current principal occupations of the members of the Board of Directors.

The orientation and continuing education process will be reviewed on an annual basis and will be revised accordingly. There are technical presentations at Board meetings, focusing on either a particular property or a summary of various properties. The question and answer portions of these presentations are a valuable learning resource for the non-technical directors.  During 2019, the Corporate Governance and Nominating Committee and the Board of Directors each received a seminar from its professional advisors regarding corporate governance matters.

Ethical Business Conduct

The Board has adopted a written Code of Business Conduct and Ethics (the "Code") for the Company's directors, officers and employees. A copy of the Code may be obtained from the Company's website at www.b2gold.com. All Company personnel are encouraged to report violations of the Code in accordance with the procedures set forth in the Code.

In addition to responding to any complaints or violations reported directly to Board members, the Board makes periodic inquiries of Company management as to issues related to compliance with Code requirements. In addition, in the course of regular business and operations updates provided by Company management to the Board, there are opportunities to discuss any compliance issues. The Company has developed a program pursuant to which employees of the Company will sign a document certifying to comply with the Code. Directors of the Company sign this document on an annual basis and also certify compliance for the previous year.

The Board, through the Company's Corporate Governance and Nominating Committee, is responsible for overseeing and monitoring compliance with the Code. Each director, officer and employee of the Company and all of its subsidiaries and any other entity controlled by the Company is expected to read and become familiar with the Code and may be required, from time to time, to affirm in writing his or her compliance with the Code.

Conflict of Interest Policy

As required under the BCBCA and the Company's Articles:

  A director or executive officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or executive officer of the Company, must promptly disclose the nature and extent of that conflict.

  A director who holds a disclosable interest (as that term is used in the BCBCA) in a contract or transaction into which the Company has entered or proposes to enter may not vote on any directors' resolution to approve the contract or transaction.

Directors or executive officers who have disclosed a material interest in any transaction or agreement that the Board is considering must abstain from voting on such matters. Generally, as a matter of practice, directors or executive officers who have disclosed a material interest in any transaction or agreement that the Board is considering do not take part in any Board discussion with respect to that contract or transaction.

Disclosure, Confidentiality and Insider Trading Policy

The Company has adopted a Disclosure, Confidentiality and Insider Trading Policy that supports the Company's commitment to timely disclosure of material information, and also assists directors, officers, employees and contractors in meeting their obligations under applicable securities laws, rules and regulations and the rules and regulations of the stock exchanges on which the Company's securities are listed.

Among other matters, the policy sets out the Company's disclosure principles, details procedures for dissemination of material information, including news releases and public filings, and specifies parameters for contact with the investment community, the media and analysts.  In addition, the policy prohibits trading on material, non-public information and describes certain blackout periods and insider reporting obligations under applicable laws.

Whistleblower Policy

The Company has adopted a Whistleblower Policy that governs the process through which its officers, employees and others, either directly or anonymously, can notify either Whistleblower Security Inc., a third party service provider, the Chairman of the Audit Committee or the Chairman of the Board of Directors, of concerns relating to the Company's accounting, internal controls or auditing matters.

Anti-Corruption Policy

The Company has adopted an Anti-Corruption Policy that prescribes standards of professional and ethical conduct for the Company's representatives, including its directors, officers, employees, consultants and those indirectly representing the Company or any of its subsidiaries and affiliates. The policy prohibits any of the Company's representatives from achieving results through violations of laws or regulations, or through unscrupulous dealings.

Nomination of Directors

The Corporate Governance and Nominating Committee is responsible for identifying and recommending to the Board of Directors potential candidates to fill Board vacancies as and when they arise. The Corporate Governance and Nominating Committee is currently comprised of Robin Weisman (Chair), Robert Cross, Robert Gayton and Jerry Korpan, each of whom is an independent director within the meaning of all applicable Canadian and U.S. securities laws and regulations, including the rules of the TSX and NYSE American. Prior to making a nomination, the Corporate Governance and Nominating Committee considers the balance of skills, knowledge and experience on the Board and prepares a description of the role and capabilities required for a particular appointment. Taking this into account, the Corporate Governance and Nominating Committee identifies suitable candidates by considering candidates from a wide range of backgrounds based on merit and against objective criteria and taking care that appointees have enough time to devote to the position.

The Corporate Governance and Nominating Committee also reviews the structure, size, effectiveness, and composition required of the Board compared to its current form and makes recommendations to the Board with regard to any changes. The Corporate Governance and Nominating Committee also annually assesses directors and makes recommendations to the Board concerning the re-election of any director at the conclusion of his or her specified term of office as well as the continuation in office of any director, having due regard to his or her performance and ability to continue to contribute to the Board. Further, the Corporate Governance and Nominating Committee, in accordance with the Company's Majority Voting Policy, considers and makes recommendations as to the acceptance of resignations tendered by directors under such policy. The Corporate Governance and Nominating Committee also recommends individual directors to the Board to serve as members or chairs of the Audit Committee and the Compensation Committee and any other committees established by the Board from time to time. The Corporate Governance and Nominating Committee ensures that new directors are formally advised as to what is expected of them and makes recommendations respecting orientation of new Board members and ongoing education of all Board members.

In addition to its nomination function, the Corporate Governance and Nominating Committee is responsible for establishing and reviewing the Company's corporate governance practices as well as reviewing and assessing the Company's ongoing compliance with the various securities and regulatory authorities that govern it, as well as ensuring that the Company continues to conduct itself in a manner appropriate for that of a public company in accordance with its corporate governance practices. The Corporate Governance and Nominating Committee is also responsible for the development of the Code, for monitoring compliance with the Code, and for reviewing and resolving any issues regarding conflicts of interest in accordance with the Code.

Compensation

The Board of Directors has appointed a Compensation Committee with responsibility for determining the compensation of officers within the terms of the framework or broad policy determined and agreed with the Board for that purpose. The Compensation Committee reports formally to the Board by making recommendations on individual officer compensation to the Board for its approval.

The Compensation Committee charter provides that the Compensation Committee must consist of at least two members, all of whom must be independent within the meaning of applicable legal and regulatory requirements, subject to any exemptions or relief that may be granted from such requirements. The Compensation Committee is currently comprised of Robert Cross (Chairman), Robert Gayton and Bongani Mtshisi, each of whom is an independent director within the meaning of all applicable Canadian and U.S. securities laws and regulations, including the rules of the TSX and NYSE American.

On an ongoing basis, the Board, in consultation with the Compensation Committee, considers the adequacy and form of director compensation taking into account the responsibilities and risks involved in being a director. In determining the appropriate level of compensation, the Board considers the types and amounts of compensation paid to directors of comparable public companies.

The Company has adopted a written charter for the Compensation Committee that sets out the committee's responsibilities, structure and operations. Pursuant to its charter, the Compensation Committee, among other things:

  recommends to the Board human resources and compensation policies and guidelines for application to the Company;

  reviews and recommends any changes deemed necessary to the Company's domestic and international compensation and human resources policies and procedures;

  ensures that the Company has in place programs to attract and develop management of the highest calibre and a process to provide for the orderly succession of management and, in particular, that (i) properly reflects the duties and responsibilities of members of management, (ii) is effective and competitive in attracting, retaining and motivating people of the highest quality, and (iii) is based on established corporate and individual performance objectives;

  reviews and approves the corporate goals and objectives relevant to the compensation of the Chief Executive Officer on an annual basis, evaluates the Chief Executive Officer's performance in light of these goals and objectives and recommends the compensation of the Chief Executive Officer based on this evaluation;

  reviews, on an annual basis, the salary, bonus and other benefits, direct and indirect, of the President and Chief Executive Officer and makes recommendations in respect thereof for approval by the Board, provided that such Board approval will include the approval of a majority of directors that are "independent" of the Company;

  reviews, on an annual basis, the performance of and proposed compensation for all other executive officers of the Company after considering the recommendations of the President and Chief Executive Officer, all within the human resources and compensation policies and guidelines approved by the Board, and makes recommendations in respect thereof for approval by the Board, provided that such Board approval will include the approval of a majority of directors that are "independent" of the Company;

  oversees the implementation and administration of human resources and compensation policies approved by the Board concerning (i) executive compensation, contracts, stock plans or other incentive plans, and (ii) proposed personnel changes involving officers reporting to the President and Chief Executive Officer;

  reviews proposed amendments to the Option Plan, the RSU Plan and the PSU Plan and reports to the Board;

  reviews and makes recommendations to the Board concerning the recommendations of the President and Chief Executive Officer for stock option grants to directors, executive officers, employees and consultants of the Company and its affiliates under the Company's incentive stock option plan;

  annually receives from the President and Chief Executive Officer recommendations concerning annual compensation policies and budgets for all employees; and

  periodically reviews the adequacy and form of the compensation of directors to ensure that the compensation appropriately reflects the responsibilities and risks involved in being an effective director, and to report and make recommendations to the Board accordingly.

The Compensation Committee meets at least twice a year and at such other times as required. The Compensation Committee is authorized to seek any information it requires from any employee of the Company and to obtain, at the Company's expense, outside professional advice in order to properly and fully perform its duties and responsibilities.

Audit Committee

The Audit Committee of the Company is currently comprised of Messrs. Robert Gayton (Chairman), Kevin Bullock and Jerry Korpan. All members of the Audit Committee are: (i) independent within the meaning of NI 52-110, which provides that a member shall not have a direct or indirect material relationship with the Company which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member's independent judgment; (ii) independent within the meaning of Rule 10A-3 under the Exchange Act and the applicable rules of the NYSE American; and (iii) considered to be financially literate under NI 52-110 and the applicable rules of the NYSE American. The Board has determined that Mr. Gayton qualifies as an "audit committee financial expert" within the meaning of the applicable U.S. securities laws.

It is the Board of Directors' responsibility to ensure that an effective internal control framework exists within the Company. The Audit Committee has been formed to assist the Board of Directors to meet its oversight responsibilities in relation to the Company's financial reporting and external audit function, internal control structure and risk management procedures. In doing so, it is the responsibility of the Audit Committee to maintain free and open communication between the Audit Committee, the external auditors and the management of the Company.

The Audit Committee reviews the effectiveness of the Company's financial reporting and internal control policies and its procedures for the identification, assessment, reporting and management of risks. The Audit Committee oversees and appraises the quality of the external audit and the internal control procedures, including financial reporting and practices, business ethics, policies and practices, accounting policies, and management and internal controls.

For further information regarding the Company's Audit Committee, please refer to the section entitled "Audit Committee" in the Company's Annual Information Form dated March 20, 2020, which is available under the Company's profile on SEDAR at www.sedar.com or may be obtained upon request from the Secretary of the Company, Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia V7X 1J1.

Health, Safety, Environmental, Social and Security Committee

The Board of Directors has appointed the Health, Safety, Environmental, Social and Security ("HSESS") Committee (the "HSESS Committee") with responsibility for ensuring that the Company implements the standards necessary for: (i) effective occupational health and safety measures for all workers, contractors and visitors; (ii) on-going compliance with all relevant host country and corporate environmental policies and requirements; (iii) effective implementation of corporate social responsibility programs that are transparent and directed towards sustainable initiatives developed by the Company; and (iv) management of the Company's physical and internet security programs.

The HSESS Committee is currently comprised of George Johnson (Chairman), Jerry Korpan, Bongani Mtishi, Robin Weisman and Liane Kelly.

It is a requirement that the Board of Directors reviews HSESS Committee procedures and key performance indices to ensure HSESS targets are in line with the corporate policies of the Company. Corporate HSESS policies are reviewed no less than annually and approved by the HSESS Committee for implementation by all Company personnel. Additionally, the Board requires an internal audit of all facilities at all phases of the mining life cycle be conducted every two years, with the results of such audits to be reviewed by the HSESS Committee.

Assessments

As part of its mandate, the Corporate Governance and Nominating Committee annually reviews the size, effectiveness of the Board of Directors, the committees of the Board, and the individual directors, and report on such assessments to the Chairman of the Board and the Board of Directors as a whole. The Corporate Governance and Nominating Committee circulates a written survey questionnaire to directors assessing the effectiveness of the Board and its committees in respect of: Board organization and structure; Board culture; Board information and resources; strategy and plans; policies and procedures; shareholder and corporate communications; and ways to enhance Board performance. The Board evaluation process is designed to provide directors with an opportunity each year to examine how the Board is operating and to make suggestions for improvement. The Corporate Governance and Nominating Committee reviews the results and makes any necessary recommendation to the Board for adoption.

Term Limits

As the majority of the current directors are independent, and as the Company has adopted a Majority Voting Policy, the Board of Directors has determined that it is unnecessary at this time to adopt a formal policy regarding term limits or other mechanisms of Board renewal.

Gender Diversity

In determining candidates for election to the Board or appointment to executive office, the Board does not currently have a written policy on the identification and nomination of directors or appointment of executive officers; however, the Company has implemented a Diversity and Inclusion Statement. The Board's decisions are ultimately based on merit against objective criteria and with due regard to the benefits of diversity in board composition and the desire to maximize the effectiveness of corporate decision-making, having regard to the best interests of the Company and its strategies and objectives, including the interests of its Shareholders and other stakeholders. The Company has determined that, due to its current stage of development and the fact that the current nomination and appointment procedures have yielded appropriate candidates for nomination to the Board and appointment to executive office, it is unnecessary at this time to adopt a policy regarding the identification and nomination of gender specific directors or the appointment of gender specific executive officers, or to set targets for gender specific directors or gender specific executive officers. However, the Company is committed to diversity among its employees, its management team and its Board of Directors. The Corporate Governance and Nominating Committee has been proactive and has considered several female candidates as potential members of the Board. The Corporate Governance and Nominating Committee is committed to continue to seek out highly-qualified candidates for the Board and for its management team, and will continue to actively search for additional qualified female candidates for directorship and/or executive officer positions of the Company.

As at the date of this Information Circular, there are two women sitting on the Board of Directors, such that 22% of the Board of Directors are women. In addition, the Chair of Filminera Resources Corporation, which is the Company's 40% indirectly-owned affiliate that jointly holds the Masbate Gold Project, is a woman, such that 20% of the Board of Filminera Resources Corporation are women. While the Company does not currently have any executive officers who are female, there are several women who hold senior positions in the Company, including the Vice President, Finance, and the Treasurer. As more particularly disclosed above, the Company intends to actively pursue diversity, and in particular gender diversity, in future nominations and appointments.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the informed persons of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, in any transactions since the commencement of the Company's last completed financial year, or in any proposed transaction which in either case, has materially affected or would materially affect the Company or any of its subsidiaries, except as disclosed herein.

Applicable securities legislation defines, "informed person" to mean any of the following: (a) a director or executive officer of a reporting issuer; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer; (c) any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or executive officer of the Company at any time since the beginning of the Company's most recently completed financial year, no proposed nominee for election as a director of the Company and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted at the Meeting, except as set forth in this Information Circular and except for any interest arising from the ownership of shares of the Company where the Shareholder will receive no extra or special benefit or advantage not shared on a pro-rata basis by all holders of shares of the Company.

ANY OTHER MATTERS

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information regarding the Company and its business activities is available under the Company's profile on the SEDAR website located at www.sedar.com. The Company's financial information is provided in the Company's audited consolidated financial statements and related management discussion and analysis for its most recently completed financial year and may be viewed on the SEDAR website at the location noted above. Shareholders of the Company may request copies of the Company's audited financial statements and related management discussion and analysis by contacting Ian MacLean, Vice President of Investor Relations, Suite 3100, 595 Burrard Street, Vancouver, British Columbia V7X 1J1 (Tel:  604-681-8371).

SCHEDULE "A"
DESCRIPTION OF B2GOLD'S EQUITY COMPENSATION PLANS

Restricted Share Unit Plan

The Company adopted the RSU Plan for the benefit of certain directors, executive officers and employees of the Company or of certain related entities of the Company, as well as certain persons designated by the Company who provide services to the Company or certain related entities of the Company that is eligible to receive RSUs pursuant to Form S-8 (or any successor form) under the U.S. Securities Act of 1933, as amended, who are the designated participants of the RSU Plan. Non-executive directors are not eligible to participate in the RSU Plan and instead may participate only in the DSU Plan. Adoption of the RSU Plan was part of the Company's continuing effort to build upon and enhance long-term Shareholder value. The RSU Plan reflects the Company's commitment to a long-term incentive compensation structure that aligns the interests of its employees with the interests of its Shareholders.  RSUs may be granted by the Compensation Committee, which was appointed to administer the RSU Plan.

As at the date of this Information Circular, 20,000,000 Common Shares are reserved for issuance pursuant to the RSU Plan and: (i) the Company has issued 14,954,460 RSUs under the RSU Plan (representing approximately 1.44% of the Company's then issued and outstanding share capital); (ii) 4,773,794 RSUs have been granted for which Common Shares have not yet been issued (representing approximately 0.46% of the Company's then issued and outstanding share capital); and (iii) 271,746 RSUs remain available for grant under the RSU Plan (representing approximately 0.03% of the Company's then issued and outstanding share capital). At the Meeting, Shareholders are being asked to approve the RSU Plan Resolution to increase the maximum number of Common Shares issuable under the RSU Plan from presently 20,000,000 to 25,000,000 Common Shares, representing approximately 2.4% of the Company's issued and outstanding share capital as at the date of this Information Circular.

On May 5, 2020, in addition to the proposed amendment to increase the maximum number of Common Shares issuable under the RSU Plan from 20,000,000 to 25,000,000 Common Shares, the Board approved certain other amendments to the RSU Plan in accordance with the amendment provisions of the RSU Plan and the applicable rules of the TSX, which amendments did not require Shareholder approval, as follows:

  adding a provision to clarify that the maximum number of Common Shares that may be issuable, at any time, under the RSU Plan and all of the Company's other previously established and outstanding or proposed security based compensation arrangements pursuant to which Common Shares may be issuable, in aggregate (collectively, "All Company Plans"), is a number equal to 5.3% of the total number of issued and outstanding Common Shares on a non-diluted basis at any time;

  a decrease in the maximum number of securities issuable to Insiders, at any time, under All Company Plans, including, without limitation, the RSU Plan, from 8.0% to 5.3% of the issued and outstanding Common Shares calculated on a non-diluted basis; and

  a decrease in the maximum number of securities issued to Insiders, within any one year period, under All Company Plans, including, without limitation, the RSU Plan, from 8.0% to 5.3% of the issued and outstanding Common Shares calculated on a non-diluted basis.

The remaining provisions of the RSU Plan remain unchanged.  The RSU Plan, as amended by the amendments described in this Information Circular, including the proposed amendment subject to Shareholder approval of the RSU Plan Resolution at the Meeting, is referred to herein as the "Amended RSU Plan". For more information on the RSU Plan Resolution, please see "Business of the Meeting - Amendment to Restricted Share Unit Plan" in this Information Circular.

A summary of the material terms of the Amended RSU Plan is set forth below and is subject to and qualified in its entirety by the provisions of such plan. Reference should be made to the blacklined copy of the Amended RSU Plan is attached to this Information Circular as Schedule "B" with respect to any particular provision described below.

Designated Participants

  Effective as of May 8, 2018, the designated participants of the RSU Plan (the "Designated Participants") are Non-Employee Directors, executive officers and employees of the Company or of certain related entities of the Company, as well as certain persons designated by the Company who provide services to the Company or certain related entities of the Company that is eligible to receive RSUs pursuant to Form S-8 (or any successor form) under the U.S. Securities Act of 1933, as amended.

Awarding RSUs

  Subject to Shareholder approval of the RSU Plan Resolution at the Meeting, the maximum number of Common Shares issuable under the Amended RSU Plan is 25,000,000 Common Shares, representing approximately 2.4% of the Company's issued and outstanding share capital as at the date of this Information Circular.

  The maximum number of Common Shares that may be issuable, at any time, under All Company Plans is a number equal to 5.3% of the total number of issued and outstanding Common Shares on a non-diluted basis at any time.

  The maximum number of Common Shares issuable to insiders, at any time, under All Company Plans, including, without limitation, the Amended RSU Plan, is 5.3% of the Company's issued and outstanding Common Shares (on a non-diluted basis) at any time.

  The maximum number of Common Shares issuable to insiders, within any one year period, under All Company Plans, including, without limitation, the Amended RSU Plan, is 5.3% of the Company's issued and outstanding Common Shares (on a non-diluted basis) at any time.

  The number of RSUs granted will be credited to the Designated Participant's account effective on the grant date.

  The Compensation Committee will credit a Designated Participant with additional RSUs equal to the aggregate amount of any dividends that would have been paid to the Designated Participant if the RSUs had been Common Shares, divided by the market value of the Common Shares on the date immediately preceding the date on which the Common Shares began to trade on an ex-dividend basis; provided that no fractional RSUs will be created thereby.

  Any rights with respect to RSUs will not be transferable or assignable other than for normal estate settlement purposes.

Vesting

  Unless otherwise determined by the Compensation Committee, one third (1/3) of the RSUs will vest on each of the first, second and third anniversaries of the date that the RSUs are granted, provided, however, in respect of RSUs granted after June 8, 2018, such vesting period shall be the minimum periods permitted for all RSU grants and the Compensation Committee shall not be permitted to reduce any such vesting period.

  In the event that a Designated Participant dies, retires, becomes disabled or is terminated without cause prior to the vesting of the RSUs, the Compensation Committee, in its sole discretion, may determine whether or not any or all of the RSUs or any dividend equivalent RSUs shall be considered to have vested.

  If a Designated Participant's employment ceases prior to the vesting of the RSUs because of the death, retirement or disability of the Designated Participant or because of termination without cause or resignation for good reason, a pro rata portion of the Designated Participant's RSUs that are scheduled to vest on the next scheduled vesting date set forth in the grant notice for such RSUs shall vest, based on the number of days since the grant date to the date of death, retirement, disability, termination or resignation, as the case may be, in relation to the total number of days from the grant date to such vesting date. Such RSUs shall be redeemed and certificates shall be issued to the Designated Participant or the Designated Participant's beneficiary or estate in accordance with the Amended RSU Plan.

  If a Designated Participant is terminated for cause or resigns without good reason, all of his or her RSUs will immediately expire as of the date of termination.

Redemption

  Once fully vested, each RSU entitles the holder, subject to the terms of the Amended RSU Plan, to receive a payment of one fully-paid Common Share.

Change of Control

  If there is a corporate transaction that results in any person or group of persons acquiring more than 20% of the Company's outstanding Common Shares or substantially all of the Company's assets, or the incumbent members of the Board of Directors no longer constitute a majority of the board, a change of control will have occurred for the purposes of the Amended RSU Plan.

  In the event of a change of control, if the Amended RSU Plan is assumed by the Acquirer (as defined in the Amended RSU Plan), an Affiliate thereof (as defined in the Amended RSU Plan) or the successor of the Company, for Designated Participants whose employment thereafter ceases for any reason other than resignation without good reason or termination for cause, all unvested RSUs held by Designated Participants will immediately be deemed to vest and the Company shall, at its option, issue Common Shares or pay a cash amount equal to the market value of such vested RSUs to the Designated Participant.

  In the event of a change of control, should the Acquirer, an Affiliate thereof or the successor of the Company not agree to assume all of the obligations of the Company under the Amended RSU Plan, all unvested RSUs held by Designated Participants will immediately be deemed to vest and the Company shall, at its option, issue Common Shares or pay a cash amount equal to the market value of such vested RSUs to the Designated Participant.

Amendment

  Subject to the terms of the Amended RSU Plan, the Board may amend, suspend or terminate the Amended RSU Plan at any time without Shareholder approval, unless Shareholder approval is required by law or by the rules, regulations and policies of the TSX, provided that, without the consent of a Designated Participant, such amendment, suspension or termination may not in any manner adversely affect the Designated Participant's rights.

  The Board may approve amendments relating to the Amended RSU Plan, without obtaining Shareholder approval, to the extent that such amendment:

    is of a typographical, grammatical, clerical or administrative nature or is required to comply with applicable regulatory requirements;

    is an amendment relating to administration of the Amended RSU Plan and eligibility for participation under the Amended RSU Plan;

    changes the terms and conditions on which RSUs may be or have been granted pursuant to the Amended RSU Plan, including change to the vesting provisions of the RSUs;

    changes the termination provisions of an RSU or the Amended RSU Plan; or

    is an amendment of a "housekeeping nature".

  Shareholder approval will be required for the following amendments to the Amended RSU Plan:

    increasing the number of securities issuable under the Amended RSU Plan, other than in accordance with the terms of the Amended RSU Plan;

    making a change to the class of Designated Participants that would have the potential of broadening or increasing participation by insiders, or otherwise adding any Non-Employee Director of the Company to the class of Designated Participants;

    amending the restriction on transferability of RSUs;

    permitting awards other than RSUs to be made under the Amended RSU Plan; and

  deleting or reducing the amendments that require Shareholder approval under the Amended RSU Plan.

Adjustment

  In the event of any stock dividend, stock split, combination or exchange of shares, merger, amalgamation, arrangement or other scheme of reorganization, spin-off or other distribution of the Company's assets to Shareholders (other than the payment of cash dividends in the ordinary course), or any other change in the capital of the Company affecting Common Shares, such adjustments, if any, as the Compensation Committee (or such other committee or persons (including the Board of Directors) as may be designated from time to time to administer the Amended RSU Plan) may deem appropriate to preserve proportionately the interests of Designated Participants as a result of such change shall be made with respect to the outstanding RSUs.

Performance Share Unit Plan

The Company adopted the PSU Plan for the benefit of the Company's executives, employees and other eligible consultants under the PSU Plan.

As at the date of this Information Circular, 10,000,000 Common Shares are reserved for issuance pursuant to the PSU Plan and: (i) the Company has issued 1,766,005 PSUs under the PSU Plan (representing approximately 0.17% of the Company's then issued and outstanding share capital); and (ii) PSUs redeemable to acquire 8,233,995 Common Shares remain available for grant under the PSU Plan (representing approximately 0.79% of the Company's then issued and outstanding share capital).

On May 5, 2020, the Board approved certain amendments to the PSU Plan in accordance with the amendment provisions of the PSU Plan and the applicable rules of the TSX, which amendments did not require Shareholder approval, as follows:

  a decrease to the maximum number of Common Shares that may be issuable, at any time, under All Company Plans, including, without limitation, the PSU Plan, from 8.0% to 5.3% of the issued and outstanding Common Shares calculated on a non-diluted basis;

  a decrease to the maximum number of securities issuable to insiders, at any time, under All Company Plans, including without limitation, the PSU Plan, from 8.0% to 5.3% of the total issued and outstanding Common Shares (on a non-diluted basis); and

  a decrease to the maximum number of securities issuable to insiders, within any one year period, under All Company Plans, including, without limitation, the PSU Plan, from 8.0% to 5.3% of the total issued and outstanding Common Shares (on a non-diluted basis).

The remaining provisions of the PSU Plan remain unchanged. Set out below is a summary of the key features of the PSU Plan (as amended by the amendments described above), which is subject to and qualified in its entirety by the provisions of the PSU Plan. Reference should be made to the provisions of the PSU Plan with respect to any particular provision described below.

Designated Participants

  The PSU Plan is administered by the Compensation Committee. Executive officers and employees of the Company or of certain related entities of the Company, as well as certain persons designated by the Company who provide services to the Company or to certain related entities of the Company that is eligible to receive PSUs pursuant to Form S-8 (or any successor form) under the U.S. Securities Act of 1933, as amended and the permitted assigns of each such executive officer, employee or person designated by the Company (for the purposes of this section, the "Designated Participants") are eligible to participate in the PSU Plan. The Compensation Committee is entitled to exercise its discretion to restrict participation under the PSU Plan.

  The number of PSUs granted to a Designated Participant will be credited to such Designated Participant's account effective on the grant date. Further, whenever a dividend is paid on the Common Shares of the Company, the Compensation Committee will credit a Designated Participant with additional PSUs equal to the aggregate amount of any dividends that would have been paid to the Designated Participant if the PSUs recorded in such Designated Participant's account had been Common Shares, whether or not vested, divided by the market value of the Common Shares on the trading date immediately preceding the date on which the Common Shares began to trade on an ex-dividend basis, rounded down to the next whole number of PSUs.

Maximum Number of Common Shares Issuable

  Under the PSU Plan, up to a maximum of 10,000,000 Common Shares are reserved for issuance pursuant to the PSU Plan. Furthermore, the PSU Plan provides that: (i) the maximum number of Common Shares that may be issuable, at any time, under All Company Plans, including, without limitation, the PSU Plan, shall not exceed 5.3% of the issued and outstanding Common Shares calculated on a non-diluted basis; (ii) the maximum number of securities issuable to insiders, at any time, under All Company Plans, including, without limitation, the PSU Plan, will not exceed 5.3% of the total issued and outstanding Common Shares (on a non-diluted basis); and (iii) the maximum number of securities issuable to insiders, within any one year period, under All Company Plans, including, without limitation, the PSU Plan, will not exceed 5.3% of the total issued and outstanding Common Shares (on a non-diluted basis).

Vesting

  The PSUs vest on the date that the Board approves the Performance Percentage (defined below), such date being as soon as practicable following the expiry of a time-based performance period (the "Performance Period"). The duration of the Performance Period applicable to a specific PSU grant will be determined at the time of the grant by the Compensation Committee. In addition, the Compensation Committee will determine the performance measures that may, without restriction, be taken into consideration in granting PSUs under the PSU Plan, which measures may include, without limitation, any one or more of the following: (i) total shareholder return, absolute or relative; (ii) the market price of the Common Shares from time to time; (iii) the financial performance or results of the Company or any Related Entity, or a business unit or division thereof; (iv) other operational or performance criteria relating to the Company or any Related Entity or a business unit or division thereof, including the achievement of corporate or personal objectives, and/or the attainment of milestones relating to financial, operational, strategic or other objectives of the Company; (v) activities related to growth of the Company, any Related Entity or a business unit or division thereof; (vi) health and safety performance of the Company, a Related Entity or a business unit or division thereof; (vii) the execution of the Company's strategic plan as determined by the Board; (viii) other performance criteria and results relating to the Designated Participants, the Company, a Related Entity or a business unit or division thereof; and (ix) such additional or other measures as the Compensation Committee or the Board, in their sole discretion, consider appropriate in the circumstances (collectively, the "Performance Measures"). The Performance Measures applicable to a grant of PSUs will be set forth in the applicable grant notice in respect of such grant.

  Following the date the Performance Period, or the Additional Period (as defined below) if applicable, ends for a particular PSU grant, the Compensation Committee will assess the performance of the Company and/or the Designated Participant for the applicable period based on the Performance Measures. Upon the assessment of all Performance Measures and considering the weighting of individual measures, the Compensation Committee shall determine the applicable performance percentage, which shall be a percentage from 0 to 200 (the "Performance Percentage"). Upon the determination of the Performance Percentage, the number of Common Shares issuable for each vested PSU shall be determined by multiplying the number of vested PSU by the applicable Performance Percentage.

  In the event that a Designated Participant dies, retires, becomes disabled, resigns for Good Reason (as defined in the PSU Plan) or is terminated without cause prior to the vesting of the PSUs, all of the PSUs (and any dividend equivalent PSUs in respect of such PSUs) held by the Designated Participant will remain outstanding for such period of time determined by the Compensation Committee, in its sole discretion (the "Additional Period"), which Additional Period may be shorter than the original Performance Period. All outstanding PSUs (and any dividend equivalent PSUs in respect of such PSUs) shall continue to be eligible to become vested in accordance with the terms of the PSU Plan and achievement of Performance Measures as set forth in the applicable grant notice during the Additional Period, as determined by the Compensation Committee in accordance with the PSU Plan. All PSUs (and any dividend equivalent PSUs in respect of such PSUs) that remain unvested at the end of the Additional Period and the Compensation Committee's determination of the Performance Percentage pursuant to the PSU Plan will expire, and the Designated Participant will have no further rights in respect of such PSUs (and dividend equivalent PSUs).

  In the event that a Designated Participant's employment ceases prior to the redemption of their vested PSUs because of termination for cause or because of resignation other than for Good Reason, all PSUs (and any dividend equivalent PSUs credited in respect thereof), whether or not vested, will immediately expire.

Redemption

  Vested PSUs will be redeemable by the Company as soon as practicable following the vesting date and in no event will the redemption date for any vested PSU be later than 60 days following the vesting date of such PSU. The number of Common Shares issuable from treasury to a Designated Participant will be determined by multiplying the number of vested PSUs by the applicable Performance Percentage.

Transferability

  Any rights with respect to PSUs will not be transferable or assignable other than for normal estate settlement purposes; provided, however, a Designated Participant may transfer or assign PSUs to a permitted assign of such Designated Participant subject to the provisions of the PSU Plan and applicable grant notice.

Change of Control

  In the event that: (i) any person or group of persons acquires more than 20% of the Company's outstanding Common Shares; (ii) there is a consummation of a sale of all or substantially all of the Company's assets; (iii) the incumbent members of the Board of Directors are removed and/or no longer constitute a majority of the Board; or (iv) there is a consummation of a corporate reorganization transaction which has substantially the same effect as one or more of the foregoing, a "change of control" of the Company will have occurred for the purposes of the PSU Plan.

  In the event of a change of control of the Company, should the person or group acquiring the Common Shares of the Company, or an affiliate of such person or group or the successor of the Company, does not agree to assume all of the obligations of the Company under the PSU Plan, or the Compensation Committee determines that such assumption is not consistent with the objectives of the PSU Plan or that the Performance Measures will be adversely affected by such assumption, all unvested PSUs held by Designated Participants will immediately be deemed to vest as of the effective date of such change of control. The Compensation Committee shall determine, in its sole discretion, the Performance Percentage to be applied to the vested PSUs based on factors determined by the Compensation Committee, including the objective measure of performance toward achievement of the Performance Measures and such other factors as the Compensation Committee determines appropriate in the circumstances, and the Company shall, at its option, issue Common Shares or pay a cash amount equal to the market value of such vested PSUs as of the effective date of such change of control to the Designated Participant. However, notwithstanding the foregoing, the Compensation Committee may terminate all or part of the PSU Plan if it determines that it is appropriate to do so upon a change of control and, in the event of such termination, the PSU Plan shall terminate on the effective date of such change of control of the Company on such terms and conditions as the Compensation Committee may determine.

Amendments to the PSU Plan

  Subject to the terms of the PSU Plan, the Board may amend, suspend or terminate the PSU Plan at any time without Shareholder approval, unless Shareholder approval is required by law or by the rules, regulations and policies of the TSX for any purpose which the Board, in its good faith opinion, believes may be expedient or desirable (provided that, without the consent of a Designated Participant, such amendment, suspension or termination may not in any manner adversely affect the Designated Participants' rights).

  The Board may approve the following amendments relating to the PSU Plan, without obtaining Shareholder approval, to the extent that such amendment:

    is of a typographical, grammatical, clerical or administrative nature or is required to comply with applicable regulatory requirements;

    is an amendment relating to administration of the PSU Plan and eligibility for participation under the PSU Plan;

  changes the terms and conditions on which PSUs may be or have been granted pursuant to the PSU Plan, including change to the vesting provisions of the PSUs;

  changes the termination provisions of a PSU or the PSU Plan; or

  is an amendment of a "housekeeping nature".

  Shareholder approval will be required for the following amendments to the PSU Plan:

    increasing the number of securities issuable under the PSU Plan, other than in accordance with the terms of the PSU Plan;

    making a change to the class of Designated Participants that would have the potential of broadening or increasing participation by insiders, or otherwise adding any Non-Employee Director of the Company to the class of Designated Participants;

    amending the restriction on transferability or assignability of PSUs;

    permitting awards other than PSUs to be made under the PSU Plan; and

    deleting or reducing the amendments that require Shareholder approval under the PSU Plan.

Adjustment under the PSU Plan

  In the event of any stock dividend, stock split, combination or exchange of shares, merger, amalgamation, arrangement or other scheme of reorganization, spin-off or other distribution of the Company's assets to Shareholders (other than the payment of cash dividends in the ordinary course), or any other change in the capital of the Company affecting common shares, such adjustments, if any, as the Compensation Committee (or such other committee or persons (including the Board of Directors) as may be designated from time to time to administer the PSU Plan) may deem appropriate to preserve proportionately the interests of Designated Participants as a result of such change shall be made with respect to the outstanding PSUs.

Amended Stock Option Plan

The purpose of the Option Plan is to provide eligible persons with an opportunity to purchase Common Shares and to benefit from the appreciation in the value of such Common Shares. The Option Plan increases the Company's ability to attract individuals of exceptional skill by providing them with the opportunity, through the exercise of Options, to benefit from the growth of the Company. The Board of Directors has the authority to determine the directors, officers, employees and consultants to whom Options will be granted, the number of Options to be granted to each person and the price at which Common Shares may be purchased, subject to the terms and conditions set forth in the Option Plan.

The Option Plan is a "rolling" stock option plan and is the current incentive stock option plan of the Company. As at the date of this Information Circular, there are 27,692,578 Options issued and outstanding under the Option Plan, representing approximately 2.66% of the Company's issued and outstanding share capital as at that date.

Under the Option Plan, and taking into account the issued Options as at the date of this Information Circular, together with: (i) the 271,746 RSUs which are available for grant under the RSU Plan; (ii) the 4,773,794 RSUs which have been granted and remained outstanding under the RSU Plan; (iii) the 8,233,995 PSUs which are available for grant under the PSU Plan; and (iv) the 1,766,005 PSUs which have been granted and remained outstanding under the PSU Plan, in each case as at the date of this Information Circular, an aggregate 12,381,597 Common Shares are available for future Option grants in accordance with the terms of the Option Plan, representing approximately 1.19% of the Company's issued and outstanding share capital as at the date of this Information Circular.  If the RSU Plan Resolution is approved by Shareholders at the Meeting, 7,381,597 Common Shares remain issuable for future Options awarded under the Option Plan as at the date of this Information Circular, representing approximately 0.71% of the Company's then issued and outstanding share capital.

On May 5, 2020, the Board approved certain amendments to the Option Plan in accordance with the amendment provisions of the Option Plan and the applicable rules of the TSX, which amendments did not require Shareholder approval, as follows:

  a decrease in the maximum number of Common Shares issuable pursuant to the Option Plan, together with the Common Shares issuable pursuant to All Company Plans, from 8.0% to 5.3% of the total number of issued and outstanding Common Shares on a non-diluted basis at any time;

  a decrease in the maximum number of Common Shares issuable to insiders at any time pursuant to the Option Plan, together with the Common Shares issuable pursuant to All Company Plans, from 8.0% to 5.3% of the total number of issued and outstanding Common Shares on a non-diluted basis at the time of the grant; and

  a decrease in the maximum number of Common Shares issuable to insiders within any one-year period pursuant to the Option Plan, together with the Common Shares issuable pursuant to All Company Plans, from 8.0% to 5.3% of the total number of issued and outstanding Common Shares on a non-diluted basis at the time of the grant.

The remaining provisions of the Option Plan remain unchanged. A summary of the material terms of the Option Plan (as amended by the amendments described above) is set forth below and is subject to and qualified in its entirety by the provisions of the Option Plan. Reference should be made to the provisions of the Option Plan, with respect to any particular provision described below.

Eligible Participants

  Effective as of May 8, 2018, the eligible participants of the Option Plan, subject to all applicable laws, are certain directors, any officer, employee, or consultant of the Company or any of its associated, affiliated, controlled or subsidiary companies that is eligible to receive an Option pursuant to Form S-8 (or any successor form) under the U.S. Securities Act of 1933, as amended (each, a "Participant").

Awarding Options

  The maximum number of Common Shares issuable pursuant to the Option Plan, together with the Common Shares issuable pursuant to All Company Plans, is a number equal to 5.3% of the total number of issued and outstanding Common Shares on a non-diluted basis at any time.

  The maximum number of Common Shares issuable to insiders at any time pursuant to the Option Plan, together with the Common Shares issuable pursuant to All Company Plans, will not exceed 5.3% of the total number of issued and outstanding Common Shares on a non-diluted basis at the time of the grant.

  The maximum number of Common Shares issuable to insiders within any one-year period pursuant to the Option Plan, together with the Common Shares issuable pursuant to All Company Plans, in aggregate, will not exceed 5.3% of the total number of issued and outstanding Common Shares on a non-diluted basis at the time of the grant.

  The maximum number of Common Shares issuable to any one individual within any one-year period pursuant to the Option Plan, together with the Common Shares issuable pursuant to All Company Plans, shall not exceed 5% of the total number of issued and outstanding Common Shares on a non-diluted basis at the time of the grant.

  Options that expire unexercised or are otherwise terminated or cancelled will be returned to the Option Plan and may be made available for future option grant pursuant to the provisions of the Option Plan.

Vesting

  The vesting period of all Options shall be determined by the Board of Directors, provided that:

    Options granted to the Chief Executive Officer of the Company on or after May 8, 2018 shall vest in equal increments on the first, second, third, fourth, and fifth anniversaries of the relevant grant date;

    if there is a corporate transaction that results in any person or group of persons acquiring more than 20% of the Company's outstanding Common Shares or substantially all of the Company's assets, or the incumbent members of the Board of Directors no longer constitute a majority of the board, a "change of control" will have occurred for the purposes of the Option Plan;

    in the event of a change of control of the Company, other than in the circumstances of an Offer (as defined below), where the person(s) acquiring control of the Company agree to assume all of the obligations of the Company under the Option Plan, for Participants whose employment thereafter ceases for any reason other than resignation without good reason or termination for cause, Common Shares subject to each Option held by such Participant shall immediately vest and become purchasable on the date of such termination; and

    in the event of a change of control of the Company, other than in the circumstances of an Offer (as defined below), should the person(s) acquiring control of the Company not agree to assume all of the obligations of the Company under the Option Plan, Common Shares subject to each Option held by each Participant shall immediately vest and become purchasable so as to permit the Participant to participate as a holder of Common Shares in the transaction to complete the change of control of the Company.

Exercise

  Options may be exercisable for a period of up to a maximum term of ten years from the grant date, such period to be determined by the Board of Directors, subject to any extension of the expiry date of any Options during a Blackout Period in accordance with the terms of the Option Plan, and the Options are non-transferable and non-assignable, other than by will or the laws of descent and distribution.

  The Board of Directors shall fix the exercise price of each Option at the time the Option is granted, provided that such exercise price is not less than the closing market price on the last day Common Shares were traded prior to the grant date of such Options or such other minimum price as may be required by the TSX.

Effect of Termination of Employment or Death

  Options held by an individual who ceases to be employed by the Company or its associated, affiliated, controlled or subsidiary companies, as the case may be, for cause or is removed from office or becomes disqualified from being a director will terminate immediately.

  Options held by optionees who ceases to be employed or retained by the Company or its associated, affiliated, controlled or subsidiary companies, as the case may be, other than by reason of death or termination for cause, or ceases to be a director other than by reason of death, removal or disqualification, at the effective date thereof and to the extent exercisable at such date may be exercised in whole or in part for a period that is the earlier of: (i) 90 days after the optionee ceases active employment with the Company; (ii) 90 days after the date of delivery of written notice of retirement, resignation or termination; (iii) the expiration date fixed by the Board of Directors; or (iv) the date that the Option expires in accordance with its terms.

  In the event of death of an optionee, any Option held as at the date of death is immediately exercisable in whole or in part, only if and to the extent that the optionee was entitled to exercise the Option at the date of the optionee's death, for a period of one year after the date of death or prior to the expiry of the Option term, whichever is sooner.

Effect of Take-Over Bid

  If a bona fide offer (the "Offer") for Common Shares is made to an optionee, to Shareholders generally or to a class of Shareholders which includes the optionees, which Offer, if accepted in whole or in part, would result in the offeror acquiring control of more than 20% of the voting rights attached to all the outstanding voting securities of the Company, the Company shall, immediately upon receipt of the notice of the Offer, notify each optionee of the Offer with full particulars thereof; whereupon such Option may be exercised by the optionees so as to permit the optionees to tender the Common Shares received upon such exercise pursuant to the Offer.

Amendment

  The Board of Directors may from time to time, subject to applicable law and to the prior approval, if required, of the TSX or any other regulatory body having authority over the Company, the Option Plan or the Shareholders, suspend, terminate, or discontinue the Option Plan at any time, except with respect to any Option then outstanding under the Option Plan.

  The Board may amend or revise the terms of the Option Plans or of any Option granted under the Option Plan and/or the option agreement relating thereto at any time without the consent of the optionees, provided that such amendment shall: (a) not adversely alter or impair any Option previously granted except as permitted by the adjustment provisions of the Option Plan; (b) be subject to any regulatory approvals including, where required, the approval of the TSX; (c) be subject to Shareholder approval, where required by law or the requirements of the TSX, and provided that Shareholder approval shall not be required for the following amendments, without limitation: (i) are amendments of a "housekeeping" nature; (ii) change the vesting provisions of the Option Plan or any Option; (iii) change the termination provisions of any Option that does not entail an extension beyond the original expiration date (as such date may be extended as a result of a blackout period); and (iv) change the eligible participants of the Option Plan.

  The Board, absent prior approval of the Shareholders and of the TSX or any other regulatory body having authority over the Company, will not be entitled to: (a) increase the maximum percentage of Common Shares issuable by the Company pursuant to the Option Plan; (b) amend an Option grant to effectively reduce the exercise price or extend the expiry date; (c) make a change to the class of eligible participants which would have the potential of broadening or increasing participation by insiders, or otherwise adding any Non-Employee Director of the Company to the class of Eligible Persons; (d) add any form of financial assistance; (e) amend the Option Plan in order to permit Options to be transferable or assignable other than as provided for by the Option Plan; or (f) amend this provision of the Option Plan.

SCHEDULE "B"
RESTRICTED SHARE UNIT PLAN, AS AMENDED

As attached.

B2GOLD CORP.

RESTRICTED SHARE UNIT PLAN
(AMENDED)

______________________________________________________________________________

1. GENERAL

1.1. Purpose

The B2Gold Corp. Restricted Share Unit Plan has been established to provide a greater alignment of interests between Designated Participants and shareholders of the Company, and to provide a compensation mechanism for Designated Participants that appropriately reflects the responsibility, commitment and risk accompanying their management roles.  The Plan is also intended to assist the Company to attract and retain Designated Participants with experience and ability, and to allow Designated Participants to participate in the success of the Company. This Plan, effective May ~~8~~5, ~~2018~~2020 (the "Effective Date"), amends the Restricted Share Unit Plan adopted on May 6, 2011, as amended on May 14, 2014, May 7, 2015 and May ~~7~~8, ~~2015 (the "Effective Date")~~2018, respectively.

2. INTERPRETATION

2.1. Definitions

In this Plan, the following terms shall have the following meanings:

"Acquirer" has the meaning ascribed thereto in Section 6.3(a);

"Affiliate" has the meaning ascribed thereto in the TSX Company Manual;

"Applicable Law" means any applicable provision of law, domestic or foreign, including, without limitation, applicable securities legislation, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder, and the TSX Rules;

"Associate" means an associate as defined in the Securities Act (Ontario);

"Beneficiary" means any person designated by a Designated Participant by written instrument filed with the Committee to receive any amount payable in respect of Restricted Share Units in the event of the Designated Participant's death or, failing any such effective designation, the Designated Participant's estate;

"Blackout Period" means, in respect of a Designated Participant, an interval of time during which the Company has determined pursuant to applicable securities laws or any policy of the Company that no Designated Participant may trade any securities of the Company;

"Board" means the Board of Directors of the Company;

"Cause" means any act, omission or course of conduct recognized as cause for dismissal under Applicable Law, including, without limitation, embezzlement, theft, fraud, wilful failure to follow any lawful directive of the Company and wilful misconduct detrimental to the interests of the Company;

"Change of Control" means:

(a) the acquisition, directly or indirectly, by any person or group of persons acting jointly or in concert, as such terms are defined in the Securities Act (British Columbia), of common shares of the Company which, when added to all other common shares of the Company at the time held directly or indirectly by such person or persons acting jointly or in concert, constitutes for the first time in the aggregate 20% or more of the outstanding common shares of the Company; or

(b) the removal, by extraordinary resolution of the shareholders of the Company, of more than 50% of the then incumbent members of the Board, or the election of a majority of the directors comprising the Board who were not nominated by the Company's incumbent Board at the time immediately preceding such election; or

(c) consummation of a sale of all or substantially all of the assets of the Company; or

(d) the consummation of a reorganization, plan of arrangement, merger or other transaction which has substantially the same effect as (a) to (c) above.

"Change of Control Date" means the date on which any Change of Control becomes effective;

"Committee" means Compensation Committee of the Board, or such other committee or persons (including the Board) as may be designated from time to time to administer the Plan;

"Common Share" means a common share of the Company eligible to be voted at a meeting of shareholders of the Company;

"Company" means B2Gold Corp. and its successors;

"Control", when applied to the relationship between a Person and a company, means:

(a) the beneficial ownership by that Person and its Related Entities at the relevant time of securities of that company to which are attached more than 50 per cent of the votes that may be cast to elect directors, otherwise than by way of security only; and

(b) the votes carried by such securities being entitled, if exercised, to elect a majority of the board of directors of the company;

"Designated Participant" means a director (provided that in respect of Restricted Share Units granted after ~~the Effective Date~~May 8, 2018 only directors that are not Non-Employee Directors shall be Designated Participants), executive officer or employee of the Company or of a Related Entity of the Company or a person designated by the Company who provides services to the Company or a Related Entity of the Company, that is eligible to receive Restricted Share Units pursuant to Form S-8 (or any successor form) under the U.S. Securities Act of 1933, as amended, to whom Restricted Share Units are granted pursuant to Section 4.1 and the Permitted Assigns of each such director, executive officer, employee or person designated by the Company;

"Disability" means any disability with respect to a Designated Participant, which the Board, in its sole and unfettered discretion, considers likely to prevent permanently the Designated Participant from:

(a) being employed or engaged by the Company, its Subsidiaries or another employer, in a position the same as or similar to that in which he was last employed or engaged by the Company or its Subsidiaries;

(b) acting as a director or officer of the Company or its Subsidiaries; or

(c) engaging in any substantial gainful activity by reason of any medically determinable mental or physical impairment;

"Good Reason" means "Good Reason" or "Good Cause" as defined in the employment agreement, if any, between the relevant Designated Participant and the Company or a Subsidiary of the Company and, if there is no such definition or agreement, "Good Reason" will arise within 12 months following a Change of Control where the Designated Participant was induced by the actions of the employer to resign or terminate his employment, other than on a purely voluntary basis, as a result of the occurrence of one or more of the following events without the Designated Participant's written consent, provided that such resignation shall only be designated as for "Good Reason" if the Designated Participant has provided 10 days' written notice of such occurrence to the employer immediately upon occurrence of such an event and the employer has not corrected such occurrence within such 10-day period:

(a) a materially adverse change in the Designated Participant's position, duties, or responsibilities other than as a result of the Designated Participant's physical or mental incapacity which impairs the Designated Participant's ability to materially perform the Designated Participant's duties or responsibilities as confirmed by a physician;

(b) a materially adverse change in the Designated Participant's reporting relationship that is inconsistent with the Designated Participant's title or position;

(c) a reduction by the employer of the base salary of the Designated Participant;

(d) a reduction by the employer in the aggregate level of benefits made available to the Designated Participant; or

(e) the relocation by the employer of the Designated Participant's principal office to a location that is more than 50 kilometres from the Designated Participant's existing principal office;

"Grant Date" means with respect to particular Restricted Share Units, the date a Participant received a grant of such Restricted Share Units;

"Grant Notice" means with respect to particular Restricted Share Units, a notice substantially in the form of Schedule A and containing such other terms and conditions relating to the grant of such Restricted Share Units as the Committee may prescribe;

"Insider" means:

(a) an insider as defined in the Securities Act (Ontario) other than a person who is an insider solely by virtue of being a director or senior officer of a Subsidiary; and

(b) an Associate of any person who is an insider under subsection (i);

"Market Value" of a Vested Restricted Share Unit or a Common Share on any date means the volume weighted average trading price of the Common Shares on the TSX (or any other stock exchange on which the majority of the volume of trading of the Common Shares has occurred over the relevant period) over the five Trading Days immediately preceding such date; provided, however, if the Common Shares are not listed and posted for trading on any stock exchange at the time such calculation is to be made, the Market Value per Common Share shall be the market value of a Common Share as determined by the Committee acting in good faith, or in the absence of the Committee, by the Board acting in good faith;

"NI 45-106" means National Instrument 45-106 Prospectus and Registration Exemptions of the Canadian Securities Administrators;

"Non-Employee Director" means any director of the Company or any of its associated, affiliated, controlled or subsidiary companies who does not have an employment or consulting agreement with the Company or one of its associated, affiliated, controlled or subsidiary companies;

"Permitted Assign" means permitted assigns within the meaning ascribed thereto in Section 2.22 of NI 45-106, that are permitted under Form S-8 (or any successor form) under the U.S. Securities Act of 1933, as amended;

"Person" includes an individual, a corporation, a partnership, a trust, an unincorporated organization, the government of a country or any political subdivision thereof, or any agency or department of any such government;

"Plan" means this Restricted Share Unit Plan, including any schedules or appendices hereto, all as amended, restated, supplemented or otherwise modified from time to time;

"Redemption Date" for a Vested Restricted Share Unit means the date that is 2 business days following the Vesting Date;

"Related Entity" means, for the Company, a Person that controls or is controlled by the Company including, for greater certainty, its Subsidiaries, or that is controlled by the same Person that controls the Company;

"Restricted Share Unit" means a right granted to a Designated Participant to receive payment in the form of Common Shares in accordance with the provisions of the Plan;

"Restricted Share Unit Account" has the meaning ascribed thereto in Section 4.7;

"Retirement" means the retirement of the Designated Participant from employment with the Company or a Related Entity of the Company, and "retires" shall have a corresponding meaning. The determination of whether a Designated Participant has retired shall be at the sole discretion of the Committee;

"security based compensation arrangement" shall have the meaning ascribed to that term in the TSX Rules;

"Subsidiary" means any corporation or company of which outstanding securities to which are attached more than 50 per cent of the votes that may be cast to elect directors thereof are held (provided that such votes are sufficient to elect a majority of such directors), other than by way of security only, by or for the benefit of the Company and/or by or for the benefit of any other corporation or company in like relation to the Company, and includes any corporation or company in like relation to a Subsidiary;

"Trading Day" means any day on which the TSX (or any other stock exchange on which the majority of the volume of trading of Common Shares occurs on the relevant day) is open for the trading of the Common Shares;

"TSX" means the Toronto Stock Exchange;

"TSX Rules" means the applicable rules and regulations of the TSX;

"Vested Restricted Share Units" has the meaning ascribed thereto in Sections 5.1 and 5.2; and

"Vesting Date" means each date on which Restricted Share Units granted to a Designated Participant, and any dividend equivalent Restricted Share Units in respect of such Restricted Share Units, shall vest as determined by the Committee, in its sole discretion, in connection with such grant, or as set out in the Grant Notice relating to such grant.

2.2. Number and Gender

This Plan shall be read with all changes in number and gender required by the context.

2.3. Severability

If any provision of the Plan is determined to be void or unenforceable in whole or in part, such determination shall not affect the validity or enforcement of any other provision or part of any provision thereof.

2.4. Headings, Sections, Schedules

Headings used in the Plan are for reference purposes only and do not limit or extend the meaning of the provisions of the Plan. A reference to a Section or Schedule shall, except where expressly stated otherwise, mean a Section or Schedule of the Plan, as applicable.

2.5. References to Statutes, etc.

Any reference to a statute, regulation, rule, instrument or policy statement shall refer to such statute, regulation, rule, instrument or policy statement as it may be amended, replaced or re-enacted from time to time.

2.6. Currency

Unless the context otherwise requires or the Committee determines otherwise, all references in the Plan to currency shall be to lawful money of Canada.

3. ADMINISTRATION

3.1. Administration of the Plan

Except for matters that are under the jurisdiction of the Board as specified under the Plan, and subject to Applicable Law, this Plan will be administered by the Committee and the Committee has sole and complete authority, in its discretion, to:

(a) establish, amend and rescind such rules and regulations, and make such interpretations and determinations and take such other actions, as it deems necessary or desirable for the administration of the Plan;

(b) exercise rights reserved to the Company under the Plan;

(c) determine vesting terms and conditions for Restricted Share Units granted under the Plan; and

(d) make all other determinations and take all other actions as it considers necessary or advisable for the implementation and administration of the Plan.

Any interpretation and determination made, and other action taken, by the Committee shall be conclusive and binding on all parties concerned, including, without limitation, the Company and Designated Participants and, if applicable, their Beneficiaries and legal representatives.

3.2. Eligibility

Any individual who at the relevant time is a Designated Participant is eligible to participate in the Plan. The Company reserves the right to restrict the eligibility or otherwise limit the number of persons eligible for participation in the Plan at any time. Eligibility to participate does not confer upon any individual a right to receive an award of Restricted Share Units pursuant to the Plan.

3.3. Taxes and Other Source Deductions

As a condition of and prior to participation in the Plan, each Designated Participant authorizes the Company to withhold from any amount otherwise payable to him or her any amounts required by any taxing authority to be withheld for taxes of any kind as a consequence of his or her participation in the Plan. The Company shall also have the right in its sole discretion to satisfy any such liability for withholding or other required deduction amounts by requiring the Designated Participant to complete a sale in respect of such number of Common Shares, which have been issued and would otherwise be delivered to the Designated Participant under the Plan, and any amount payable from such sale will first be paid to the Company to satisfy any liability for withholding.  The Company may require a Designated Participant, as a condition of participation in the Plan, to pay or reimburse the Company for any cost incurred by the Company as a result of the participation by the Designated Participant in the Plan.

Each Designated Participant or any Beneficiary, as the case may be, is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such Designated Participant in connection with the Plan (including any taxes and penalties under any Applicable Law), and neither the Company nor any Affiliate shall have any obligation to indemnify or otherwise hold such Designated Participant or Beneficiary harmless from any or all of such taxes or penalties.

3.4. Exemption from Plan Participation

Notwithstanding any other provision of the Plan, if a Designated Participant is a resident in a jurisdiction in which an award of Restricted Share Units under the Plan may be considered to be income that is subject to taxation at the time of such award, the Designated Participant may elect not to participate in the Plan by providing written notice to the Secretary of the Company by the end of the calendar year prior to the year in which the affected compensation will be earned.

3.5. Appointment of Beneficiaries

Subject to the requirements of Applicable Law, a Designated Participant may designate in writing a Beneficiary to receive any benefits that are payable under the Plan upon the death of such Designated Participant and, from time to time, change such designation in writing.  Such designation or change shall be in such form, and executed and delivered in such manner, as the Committee may from time to time determine.

3.6. Total Common Shares Subject to Restricted Share Units

(a) The aggregate number of Common Shares that may be issued pursuant to the Plan shall be, subject to Sections 4.6 and 8, ~~20,000,000~~25,000,000 and no Restricted Share Unit may be granted if such grant would have the effect of causing the total number of Common Shares potentially issuable in respect of Restricted Share Units to exceed the above number of Common Shares reserved for issuance under the Plan.

(b) To the extent Restricted Share Units are cancelled, the Common Shares subject to such Restricted Share Units shall be added back to the number of Common Shares reserved for issuance under the Plan and such Common Shares will again become available for Restricted Share Unit grants under the Plan.

4. RESTRICTED SHARE UNIT GRANTS

4.1. Grants of Restricted Share Units

Subject to the provisions of the Plan and such other terms and conditions as the Committee or the Board may prescribe, the Committee may, from time to time, grant Restricted Share Units to such Designated Participant as may be determined by the Committee in its sole discretion with effect from such dates as the Committee may specify.

4.2. Vesting Provisions

(a) Subject to Section 4.2(b), the Committee shall, in its sole discretion, determine the Vesting Dates and the proportion of Restricted Share Units to vest on each such Vesting Date applicable to each grant of Restricted Share Units at the time of such grant and shall specify such Vesting Dates in the Grant Notice relating to such grant.

(b) Notwithstanding Section 4.2(a) above, unless otherwise specified herein or determined by the Committee:

(i) Restricted Share Units granted to a Designated Participant under Section 4.1 shall vest, as to one-third (1/3) of the number of such Restricted Share Units, on each of the first, second and third anniversaries of the Grant Date, provided, however, in respect of Restricted Share Units granted after June 8, 2018 (being the date of the 2018 annual general and special meeting of the shareholders of the Company held to approve this Plan), such vesting period shall be the minimum periods permitted for all Restricted Share Unit grants and the Committee shall not be permitted to reduce any such vesting period; and

(ii) Dividend equivalent Restricted Share Units received by a Designated Participant under Section 4.5 shall vest with the Restricted Share Units in respect of which they were credited to the Designated Participant's Restricted Share Unit Account.

4.3. Grant Notice

Each grant of Restricted Share Units will be evidenced by a Grant Notice.  The Grant Notice will be subject to the applicable provisions of this Plan and will contain such provisions as are required by this Plan and any other provisions that the Committee may direct.  Any one officer of the Company is authorized and empowered to execute and deliver, for and on behalf of the Company, a Grant Notice to each Designated Participant.

4.4. No Certificates

No certificates shall be issued with respect to Restricted Share Units.

4.5. Dividend Equivalent Restricted Share Units

Whenever a dividend is paid on the Common Shares, additional Restricted Share Units will be credited to a Designated Participant's Restricted Share Unit Account in accordance with this Section 4.5. The number of such additional Restricted Share Units to be so credited will be calculated by dividing the dividend that would have been paid to such Designated Participant if the Restricted Share Units recorded in the Designated Participant's Restricted Share Unit Account as at the record date for the dividend had been Common Shares, whether or not vested, by the Market Value on the Trading Day immediately preceding the date on which the Common Shares began to trade on an ex-dividend basis, rounded down to the next whole number of Restricted Share Units. No fractional Restricted Share Units will thereby be created.  The foregoing does not obligate the Company to pay dividends on Common Shares and nothing in this Plan shall be interpreted as creating such an obligation.

4.6. Maximum Securities

Notwithstanding Section 3.6:

(a) the maximum number of Common Shares that may be issuable, at any time, under all security based compensation arrangements of the Company pursuant to which Common Shares may be issued including, without limitation, this Plan, shall not exceed 5.3% of the issued and outstanding Common Shares calculated on a non-diluted basis;

(b)_____~~(a)~~ the number of securities issuable to Insiders, at any time, under all security based compensation arrangements of the Company pursuant to which Common Shares may be issued including, without limitation, this Plan, shall not exceed ~~8.0~~5.3% of the issued and outstanding Common Shares calculated on a non-diluted basis; and

(c)_____~~(b)~~ the number of securities issued to Insiders, within any one year period, under all security based compensation arrangements of the Company pursuant to which Common Shares may be issued including, without limitation, this Plan, shall not exceed ~~8.0~~5.3% of the issued and outstanding Common Shares calculated on a non-diluted basis.

4.7. Restricted Share Unit Account

An account, to be known as a "Restricted Share Unit Account", shall be maintained by the Company for each Designated Participant and shall be credited from time to time with such Restricted Share Units as are granted to the Designated Participant and any dividend equivalent Restricted Share Units credited in respect of such Restricted Share Units.

4.8. Statement of Account

The Company shall mail to each Designated Participant to whom Restricted Share Units have been granted, on an annual basis, a statement reflecting the status of the Restricted Share Unit Account maintained for such Designated Participant.

4.9. Cancellation of Restricted Share Units that Fail to Vest or Are Redeemed

Restricted Share Units that fail to vest in accordance with Section 5 of the Plan, or that are redeemed in accordance with Section 6 of the Plan, shall be cancelled and shall cease to be recorded in the Restricted Share Unit Account of the relevant Designated Participant as of the date on which such Restricted Share Units fail to vest or are redeemed, as the case may be, and the Designated Participant will have no further right, title or interest in or to such Restricted Share Units.

5. VESTING OF RESTRICTED SHARE UNITS

5.1. Vesting

Subject to Sections 6.2 and 6.3, Restricted Share Units and any dividend equivalent Restricted Share Units in respect of such Restricted Share Units, shall vest on the earliest of:

(a) the Vesting Date;

(b) the Change of Control Date; or

(c) such date as the Committee may determine in accordance with the provisions of this Section 5,

and such Restricted Share Units shall be considered "Vested Restricted Share Units".

5.2. Vesting on Death, Retirement, Disability or Termination without Cause

If a Designated Participant dies, retires, suffers a Disability or is terminated without Cause prior to a Vesting Date, the Committee may determine, in its sole discretion, whether or not any or all of the Restricted Share Units and any dividend equivalent Restricted Share Units in respect of such Restricted Share Units, shall otherwise be considered to have vested and the date on which the Committee determines that some or all of the Designated Participant's Restricted Share Units have vested shall be considered to be the Vesting Date for such Restricted Share Units that have so vested and such Restricted Share Units shall be considered "Vested Restricted Share Units".

5.3. Acknowledgement of Grant

A Designated Participant shall deliver to the Company the completed Grant Notice acknowledging the grant of Restricted Share Units within 90 days after the date on which the Designated Participant receives the Grant Notice from the Company.  If the Grant Notice is not delivered by the Designated Participant within such period, the Committee reserves the right to revoke the grant of such Restricted Share Units to the Designated Participant and the crediting of such Restricted Share Units to the Designated Participant's Restricted Share Unit Account.

6. REDEMPTION OF RESTRICTED SHARE UNITS

6.1. Redemption of Vested Restricted Share Units

Subject to the remaining provisions of this Section 6, on the Redemption Date for each Vested Restricted Share Unit, the Company shall redeem all such Vested Restricted Share Units by issuing a share certificate in the name of the Designated Participant evidencing the Common Shares issued to the Designated Participant in respect of the Vested Restricted Share Units, each Vested Restricted Share Unit being redeemed for one Common Share.

6.2. Cessation of Employment

If the employment of a Designated Participant ceases prior to the Vesting Date, Restricted Share Units and the dividend equivalent Restricted Share Units in respect of such Restricted Share Units shall be dealt with as follows:

(a) if a Designated Participant's Restricted Share Units have not vested pursuant to Section 5.2, and the Designated Participant's employment ceases because of the death, retirement or Disability of the Designated Participant, a pro-rata portion of the Designated Participant's Restricted Share Units (and any dividend equivalent Restricted Share Units credited in respect thereof) that are scheduled to vest on the next scheduled Vesting Date set forth in the Grant Notice for such Restricted Share Units shall vest, based on the number of days since the Grant Date to the date of death, retirement or Disability in relation to the total number of days from the Grant Date to such Vesting Date, and such Restricted Share Units shall be redeemed and certificates shall be issued to the Designated Participant or the Designated Participant's Beneficiary or estate in accordance with Section 6.1 on the next scheduled Vesting Date set forth in the Grant Notice;

(b) if the Designated Participant's employment ceases because of termination for Cause or because of the resignation of the Designated Participant other than for Good Reason, all Restricted Share Units (and any dividend equivalent Restricted Share Units credited in respect thereof), whether or not vested, shall immediately expire and the Designated Participant shall have no further rights respecting such Restricted Share Units (and dividend equivalent Restricted Share Units);

(c) if a Designated Participant's Restricted Share Units have not vested pursuant to Section 5.2, and the Designated Participant's employment ceases because of termination without Cause or resignation for Good Reason, a pro-rata portion of the Designated Participant's Restricted Share Units (and any dividend equivalent Restricted Share Units) that are scheduled to vest on the next scheduled Vesting Date set forth in the Grant Notice shall vest, based on the number of days since the Grant Date to the date of such termination or resignation in relation to the total number of days from the Grant Date to such Vesting Date, and such Restricted Share Units shall be redeemed and certificates shall be issued to the Designated Participant in accordance with Section 6.1 on the next scheduled Vesting Date set forth in the Grant Notice; and

(d) the date of cessation of a Designated Participant's employment shall be the Designated Participant's last day of active employment and shall not include any period of statutory, contractual or reasonable notice or any period of deemed employment.

6.3. Change of Control

(a) In the event of a Change of Control where the Person that acquires Control (the "Acquirer"), an Affiliate thereof, or the successor of the Company, agrees to assume all of the obligations of the Company under the Plan and the Committee determines that such assumption is consistent with the objectives of the Plan, the Plan and all outstanding awards will continue on the same terms and conditions, except that, if applicable, Restricted Share Units may be adjusted to a right to acquire shares of the Acquirer or its Affiliate.

(b) In the event of a Change of Control where the Plan is continued pursuant to Section 6.3(a), the Restricted Share Units of Designated Participants whose employment thereafter ceases for any reason other than resignation without Good Reason or termination for Cause shall immediately be deemed to be Vested Restricted Share Units and the Company shall, at its option, redeem all such Vested Restricted Share Units by:

(i) issuing a share certificate in the name of the Designated Participant evidencing the Common Shares issued to the Designated Participant in respect of the Vested Restricted Share Units, each Vested Restricted Share Unit being redeemed for one Common Share and the Vesting Date of such Restricted Share Units shall be the date of the termination of employment; or

(ii) paying to such Designated Participant a cash amount equal to the Market Value of such Vested Restricted Share Units as of the date of termination.

(c) In the event of a Change of Control where the Acquiror or an Affiliate thereof or the successor to the Company does not agree to assume all of the obligations of the Company under the Plan, or the Committee determines that such assumption is not consistent with the objectives of the Plan, all unvested Restricted Share Units held by each Designated Participant shall immediately be deemed to be Vested Restricted Share Units and the Company shall, at its option, redeem all such Vested Restricted Share Units:

(i) by issuing a share certificate in the name of the Designated Participant evidencing the Common Shares issued to the Designated Participant in respect of the Vested Restricted Share Units, each Vested Restricted Share Unit being redeemed for one Common Share and the Vesting Date of such Restricted Share Units shall be the Change of Control Date; or

(ii) paying to each Designated Participant a cash amount equal to the Market Value of such Vested Restricted Share Units as of the Change of Control Date.

Notwithstanding the foregoing, the Committee may terminate all or part of the Plan if it determines that it is appropriate to do so upon a Change of Control and in the event of such termination, the Plan shall terminate on the Change of Control Date on such terms and conditions as the Committee may determine.

6.4. No Interest

For greater certainty, no interest shall be payable to Designated Participants in respect of any amount payable under the Plan.

7. AMENDMENT OF THE PLAN

7.1. Amendment

(a) Subject to Applicable Law and Sections 7.1(b) and 7.1(c) below, the Board may, without notice or shareholder approval, at any time or from time to time, amend, suspend or terminate the Plan for any purpose which, in the good faith opinion of the Board, may be expedient or desirable.

(b) Notwithstanding Section 7.1(a), but subject to Section 7.1(e), the Board shall not materially adversely alter or impair any rights of a Designated Participant or materially increase any obligations of a Designated Participant with respect to Restricted Share Units previously awarded under the Plan without the consent of the Designated Participant.

(c) Notwithstanding Section 7.1(a), none of the following amendments shall be made to this Plan without approval by shareholders by ordinary resolution:

(i) increasing the number of securities issuable under the Plan, other than in accordance with the terms of this Plan;

(ii) making a change to the class of Designated Participants that would have the potential of broadening or increasing participation by Insiders, or otherwise adding any Non-Employee Director of the Company to the class of Designated Participants;

(iii) amending Section 8.6 of the Plan;

(iv) permitting awards other than Restricted Share Units to be made under this Plan; and

(v) deleting or reducing the amendments that require shareholders' approval under this Section 7.1(a).

(d) Without limiting the generality of the foregoing, the Board shall have the power and authority to approve amendments relating to the Plan, without obtaining shareholder approval, to the extent that such amendment:

(i) is of a typographical, grammatical, clerical or administrative nature or is required to comply with applicable regulatory requirements, including the TSX Rules, in place from time to time;

(ii) is an amendment to the Plan respecting administration of the Plan and eligibility for participation under the Plan;

(iii) changes the terms and conditions on which Restricted Share Units may be or have been granted pursuant to the Plan, including change to the vesting provisions of the Restricted Share Units;

(iv) changes the termination provisions of a Restricted Share Unit or the Plan; or

(v) is an amendment to the Plan of a "housekeeping nature".

(e) If the Board terminates or suspends the plan, no new Restricted Share Units (other than dividend equivalent Restricted Share Units) will be credited to the Restricted Share Unit Account of a Designated Participant.  On termination of the Plan, the vesting of any and all Restricted Share Units not then vested will be accelerated and, on a date or dates selected by the Board in its discretion, payment in the form of Common Shares will be made to the Designated Participant in respect of Restricted Share Units.

(f) The Board shall not require the consent of any affected Designated Participant in connection with the termination of the Plan in which the vesting of all Restricted Share Units held by the Designated Participant are accelerated and payment is made to the Designated Participant in respect of all such Restricted Share Units.

(g) The Plan will terminate on the date upon which no further Restricted Share Units remain outstanding.

8. GENERAL

8.1. Adjustments

In the event of any stock dividend, stock split, combination or exchange of shares, merger, amalgamation, arrangement or other scheme of reorganization, spin-off or other distribution of the Company's assets to shareholders (other than the payment of cash dividends in the ordinary course), or any other change in the capital of the Company affecting Common Shares, such adjustments, if any, as the Committee in its discretion may deem appropriate to preserve proportionately the interests of Designated Participants under the Plan as a result of such change shall be made with respect to the number of Restricted Share Units outstanding under the Plan.

8.2. Compliance with Laws and Company Policies

(a) The terms of the Plan are subject to any Applicable Laws and governmental and regulatory requirements (including the TSX Rules), approvals and consents, and the provisions of any applicable policies of the Company that may be or become applicable.  Without limiting the generality of the foregoing, the Company may, in its sole discretion, delay the crediting of Restricted Share Units to the accounts of Designated Participants and/or the redemption of Restricted Share Units if and to the extent it considers necessary or appropriate as a result of any Blackout Period.

(b) If the Committee determines that the listing, registration or qualification of the Common Shares subject to this Plan upon any securities exchange or under any provincial, state, federal or other Applicable Law, or the consent or approval of any governmental body or securities exchange or of the shareholders of the Company is necessary or desirable, as a condition of, or in connection with, the crediting of Restricted Share Units or the issue of Common Shares hereunder, the Company shall be under no obligation to credit Restricted Share Units or issue Common Shares hereunder unless and until such listing, registration, qualification, consent or approval shall have been affected or obtained free of any conditions not acceptable to the Committee.

8.3. Designated Participant's Entitlement

Except as otherwise provided in this Plan, Restricted Share Units previously granted under this Plan, whether or not then vested, are not affected by any change in the relationship between, or ownership of, the Company and a Related Entity.  For greater certainty, all Restricted Share Units remain valid in accordance with the terms and conditions of this Plan and are not affected by reason only that at any time, a Related Entity ceases to be a Related Entity.

8.4. Reorganization of the Corporation

The existence of any Restricted Share Units shall not affect in any way the right or power of the Company or its shareholders to make or authorize any adjustment, recapitalization, reorganization or other change in the Company's capital structure or its business, or to create or issue any bonds, debentures, shares or other securities of the Company or to amend or modify the rights and conditions attaching thereto or to effect the dissolution or liquidation of the Company, or any amalgamation, combination, merger or consolidation involving the Company or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

8.5. Blackout Periods

If a Vested Restricted Share Unit would otherwise be redeemed during a Blackout Period or within 2 business days after the date on which the Blackout Period ends, then, notwithstanding any other provision of the Plan, the Vested Restricted Share Unit shall instead be redeemed on the date which is the 2nd business day after the date on which the Blackout Period ends.

8.6. Transferability of Restricted Share Units

Rights with respect to Restricted Share Units shall not be transferable or assignable other than by will or the laws of descent and distribution.

8.7. Successors and Assigns

The Plan shall be binding on the Company and on Designated Participants and, if applicable, their Beneficiaries and legal representatives.

8.8. Unfunded and Unsecured Plan

The Plan is an unfunded obligation of the Company and the Company will not secure its obligations under the Plan.  Neither the establishment of the Plan nor the grant of Restricted Share Units (or any action taken in connection therewith) shall be deemed to create a trust.  To the extent any individual holds any rights by virtue of a grant of Restricted Share Units under the Plan, such rights shall be no greater than the rights of an unsecured creditor of the Company.

8.9. Market Fluctuations

No amount will be paid to, or in respect of, a Designated Participant under the Plan to compensate for a downward fluctuation on the price of Common Shares, nor will any other form of benefit be conferred upon, or in respect of, a Designated Participant for such purpose. The Company makes no representations or warranties to the Designated Participants with the respect to the Plan or the Common Shares whatsoever. In seeking the benefits of participation in the Plan, a Designated Participant agrees to accept all risks associate with a decline in the market price of Common Shares.

8.10. Participation is Voluntary; No Additional Rights

The Participation of any Designated Participant in the Plan is entirely voluntary and not obligatory and shall not be interpreted as conferring upon such Designated Participant any rights or privileges other than those rights and privileges expressly provided in the Plan. Nothing in this Plan shall be construed to provide the Designated Participants with any rights whatsoever to participation or continue participation in this Plan or to compensation or damages in lieu of participation, whether upon termination of service as a Designated Participant or otherwise. Nothing contained in this Plan shall be deemed to give any person the right to the continuation of employment by the Company or a Related Entity of the Company or interfere in any way with the right of the Company or a Related Entity of the Company to terminate such employment at any time or to increase or decrease the compensation of such person. For greater certainty, a period of notice, if any, or payment in lieu thereof, upon termination of employment, wrongful or otherwise, shall not be considered as extending the period of employment for the purposes of the Plan. The Company does not assume responsibility for the personal income or other tax consequences for the Designated Participants and they are advised to consult with their own tax advisors.

8.11. No Shareholder Rights

No Designated Participant has or is entitled to obtain, as a result of any entitlement to Restricted Share Units hereunder, any entitlement to Common Shares or any voting rights, rights to receive any distribution or any other rights as a shareholder of the Company.

8.12. Subject to Law

The Company's granting of any Restricted Share Units and its obligation to make any payments in respect thereof are subject to compliance with Applicable Law.

8.13. No Salary Deferral Arrangement

Notwithstanding any other provision of the Plan, it is intended that the Plan and Restricted Share Units granted under the Plan not be considered "salary deferral arrangements" under the Income Tax Act (Canada) and the Plan shall be administered in accordance with such intention.  Without limiting the generality of the foregoing, the Committee may make such amendments to the terms of outstanding Restricted Share Units (including, without limitation, changing the Vesting Dates and Redemption Dates thereof) as may be necessary or desirable, in the sole discretion of the Committee, so that the Plan and Restricted Share Units outstanding thereunder are not considered "salary deferral arrangements".

8.14. Administration Costs

The Company will be responsible for all costs relating to the administration of the Plan.

8.15. Governing Law

The Plan shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

8.16. Effective Date

The Plan is adopted with effect from May ~~8~~5, ~~2018~~2020.

Schedule A
Form of Grant Notice and Acknowledgement

B2Gold Corp. Restricted Share Unit Plan

B2Gold Corp. (the "Company") hereby grants the following award to the Designated Participant named below in accordance with and subject to the terms, conditions and restrictions of this Grant Notice and Acknowledgement (the "Notice"), together with the provisions of the B2Gold Corp. Restricted Share Unit Plan, as amended (the "Plan") effective May ~~8~~5, ~~2018:~~2020.

 Name and Address of Designated Participant: ______________________________

 Date of Grant: __________________________________________________________

 Total Number of Restricted Share Units_____________________________________

1. The terms and conditions of the Plan are hereby incorporated by reference as terms and conditions of this Notice and all capitalized terms used herein, unless expressly defined in a different manner, have the meanings ascribed thereto in the Plan.

2. Subject to any acceleration in vesting as provided in the Plan, each Restricted Share Unit vests as follows:

[To be inserted]

3. The payment is respect of Restricted Share Units held by the Designated Participant shall be satisfied by the issuance of Common Shares to the Designated Participant on the Redemption Date.

4. Nothing in the Plan or in this Notice will affect the right of the Company or any Related Entity to terminate the employment or term of service any employee at any time for any reason whatsoever.

5. Each notice relating to any award of Restricted Share Units must be in writing and signed by the Designated Participant or its Beneficiary or legal representative.  All notices to the Company must be delivered personally or by prepaid registered mail and must be addressed to the Secretary of the Company.  All notices to the Designated Participant will be addressed to the principal address of the Designated Participant on file with the Company.  Either the Company or the Designated Participant may designate a different address by written notice to the other.  Any notice given by either the Designated Participant of the Company is not binding on the recipient thereof until received.

6. The undersigned acknowledges:

(a) having received a copy of the Plan and acknowledges and agrees that the terms of the Plan govern the grant of Restricted Share Units to and the rights of the undersigned hereunder and that such terms include rights of the Company to amend or terminate the Plan or any of its terms and to determine vesting and other matters at its discretion;

(b) that the Company or Subsidiary of the Company that employs the undersigned may be required to withhold from the undersigned's compensation and remit to the Canada Revenue Agency or the tax agency of the country in which the Designated Participant resides income taxes and other required source deductions in respect of the redemption of Vested Restricted Share Units of the Designated Participant provided for in Section 3.3 of the Plan; and

(c) and agrees that the undersigned will, at all times, act in strict compliance with Applicable Law and all policies of the Company applicable to the undersigned in connection with the Plan. Such Applicable Law and policies shall include, without limitation, those governing "insiders" of "reporting issuers" as those terms are construed for the purposes of applicable securities laws.

2

DATED this _______ day of ____________________, 20_______.

B2GOLD CORP.
Per:
Name:
Title:

) ) ) )
Witness	) )	[Name of Designated Participant]

SCHEDULE "C"
BOARD CHARTER

Effective May 13, 2013
(as amended March 13, 2018)

1. General

The Board of Directors (the "Board") of B2Gold Corp. (the "Company") is responsible for the overall corporate governance of the Company and oversees and directs the management of the Company's business and affairs. In doing so, it must act honestly, in good faith and in the best interests of the Company, consistent with applicable laws.  The Board guides the Company's strategic direction, evaluates the performance of its senior executives and reviews its financial results.  In fulfilling its responsibilities, the Board is expected to take into consideration the incentive plan interests of shareholders in the preservation and enhancement of the Company's value and long term financial strength and to be able to function in a manner which allows it to make determinations independent of the views of management.

2. Duties and Responsibilities

These guidelines govern how the Board will operate to carry out its duties of stewardship and accountability.

2.1 Corporate Strategy

Management is responsible for the development of an overall corporate strategy to be presented to the Board.

The Board is responsible for:

(a) Adopting a strategic planning process pursuant to which management develops and proposes and the Board reviews and approves significant corporate strategies and objectives, taking into account the opportunities and risks of the business.

(b) Reviewing and approving all major acquisitions, dispositions and investments and all significant financings and other significant matters outside the ordinary course of the Company's business.

(c) Reviewing management's implementation of appropriate community and environmental stewardship and health and safety management systems, taking into consideration applicable laws, Company policies and accepted practices in the mining industry.

(d) Determining the extent of authority to be delegated to management and the limitations to be placed on the exercise of that authority. The Board determines the nature and size of transactions that will require the prior approval of the Board and which other limitations should be placed on management's responsibility or authority.

2.2 Committees

(a) The Board delegates authority and responsibility to deal with certain specified matters to the following four (4) standing committees of the Board:

  Audit Committee;

  Corporate Governance and Nominating Committee;

  Compensation Committee; and

  Health, Safety, Environment, Social and Security Committee.

(b) Committees analyze policies and strategies developed by management that are consistent with their charter. They examine proposals and, where appropriate, make recommendations to the full Board. Committees do not take action or make decisions on behalf of the Board unless specifically mandated to do so.

(c) The committee structure may be subject to change as the Board considers from time to time which of its responsibilities can best be fulfilled through more detailed review of matters in committee.

(d) Each committee operates according to a Board approved written charter outlining its duties and responsibilities. Such written charter may be amended by the Board from time to time.

(e) At each Board meeting following each meeting of respective committees, the respective committee chairs shall report to the Board on the committees' activities. Minutes of committee meetings are made available to all directors upon request and copies should be filed with the Corporate Secretary.

(f) The Corporate Governance and Nominating Committee, in conjunction with the Chair of the Board, is responsible to the Board for annually proposing the leadership and membership of each committee. In preparing its recommendations they will take into account the skills, experience and preferences of the individual directors.

(g) The Board may from time to time form and empower other committees to carry out duties specified by resolution of the Board.

2.3 Reliance on Management

The Board is responsible for the appointment, oversight and direction of senior management (including through the development and review of position descriptions for the President and CEO and other members of senior management), who are responsible for the conduct of the day to day operations of the Company.

In fulfilling its responsibilities, the Board is entitled to rely on senior management to carry out the Company's approved strategic and business plans and directions from the Board, and to provide regular detailed reports on their areas of responsibility.

2.4 Interaction with Management

All directors have open access to the Company's senior management.  It is expected that directors will exercise judgment to ensure that their contacts will not distract from the Company's business operations.

The Board encourages individual directors to make themselves available for consultation with management outside Board meetings in order to provide specific advice and counsel on subjects where such directors have special knowledge and experience.

The Board is also responsible for establishing expectations of senior management and for monitoring corporate performance against these expectations and the Company's strategic and business plans.

2.5 Risk Management

The Board should have a continuing understanding of the principal risks associated with the business and it is the responsibility of management to ensure the Board and its committees are kept well informed of changing risks.  The Board, with the assistance of the Audit Committee, is responsible for reviewing the integrity of the Company's internal controls and management information systems and for ensuring the implementation of appropriate systems to manage these risks.

2.6 Management Performance and Succession Plans

The Compensation Committee is responsible for assessing the capabilities and performance of senior management, including, the President and CEO. The Board is also responsible for ensuring that adequate plans are in place for senior management succession and training. The CEO's views as to a successor in the event of unexpected incapacity should be discussed periodically with the Corporate Governance and Nominating Committee.

2.7 CEO and Senior Management Compensation

The Compensation Committee is responsible for reviewing and recommending to the Board the form and amount of compensation for the CEO and executive officers.  The CEO will not be permitted to attend the Compensation Committee's deliberations and voting relating to his or her compensation.

2.8 Communications

(a) All written and oral communication for and on behalf of the Company must be made in accordance with the Company's Disclosure, Confidentiality and Insider Trading Policy.

(b) The Board is responsible for approving the content of the Company's major communications to shareholders and the investing public, including the interim and annual reports, the management proxy circular, the annual information form, any prospectuses that may be issued and significant press releases.

(c) The Board believes that it is the function of management, led by the CEO, to speak for the Company in its communications with the investment community, the media, customers, suppliers, employees, governments and the general public.  It is understood that the Chair of the Board or other individual directors may, from time to time, be requested by management to assist with such communications.

(d) It is expected that when communications from shareholders are made to individual directors, management will be informed and consulted to determine any appropriate response to be made by the Board or management, as the case may be.

2.9 Board Performance Evaluation

(a) The Board is responsible for periodically conducting a self-evaluation of its size, composition and effectiveness and the contributions of individual directors and for determining the form and amount of compensation for directors.

(b) The Board, with the assistance of the Corporate Governance and Nominating Committee, will assess regularly the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors.

2.10 Board Orientation and Continuing Education

The Board, with the assistance of the Corporate Governance and Nominating Committee and management, will ensure that all new directors receive a comprehensive orientation and existing directors receive ongoing continuing education so that directors may maintain or enhance their skills and abilities as directors.

2.11 Board Independence

The Board must have the capacity, independently of management, to fulfill the Board's responsibilities and must be able to make an objective assessment of management and assess the merits of management initiatives.  Therefore, the Company is committed to the following practices:

(a) The recruitment of strong, independent directors, who shall compose a majority of the Board;

(b) The Chair of the Board should be independent. Where the Chair of the Board is not an independent director, an independent director shall be appointed to act as lead director and to ensure that the Board's agenda will enable it to successfully carry out its duties.

(c) The Board shall affirmatively determine whether each director, or person nominated to be a director, qualifies as independent under the applicable Canadian and U.S. securities laws and regulations and applicable stock exchange rules. Where required by such laws, regulations or exchange rules, the Board shall also determine the independence of each member of a Board committee under the standards of independence applicable to such committee.

(d) Any director who is deemed independent and whose circumstances change such that he or she might be considered to no longer be an independent director or independent member of a particular committee, shall promptly advise the Board of the change in circumstances;

(e) The Corporate Governance and Nominating Committee leads the director selection/evaluation process;

(f) The Compensation Committee leads the CEO evaluation process;

(g) The Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee are comprised of fully independent directors, except in circumstances, and only to the extent, permitted by all applicable laws, regulations and stock exchange requirements;

(h) Regular meetings of independent directors:

(1) The independent directors meet as a group, without the presence of management or non-independent directors, annually and such other times as they consider appropriate.

(2) The purpose of the meeting will be to provide an opportunity for the independent directors to raise issues that they did not wish to discuss with management present.

2.12 Board Size and Composition

(a) Nominees for directors are initially considered and recommended by the Corporate Governance and Nominating Committee, approved by the entire Board and elected annually by the shareholders.

(b) A majority of directors comprising the Board must qualify as independent directors within the meaning of all applicable legal and regulatory requirements including, without limitation, all applicable Canadian and U.S. securities laws and regulations and the rules of each stock exchange on which the Company's securities are listed, except in circumstances, and only to the extent, permitted by all applicable laws, regulations and stock exchange requirements.

(c) The Board is committed to reviewing its size periodically, with the assistance of the Corporate Governance and Nominating Committee, and currently considers eight directors to be an appropriate number for the size of the Company and sufficient to provide an appropriate mix of backgrounds and skills for the stewardship of the Company.

(d) The Chair of the Board will be selected by the Board. The Board may select the CEO as Chair if that seems best for the Company at a given point in time, subject to Section 0(b) of this Board Charter.

2.13 Director Terms

Directors are elected or re-elected annually by shareholders. There is an informal expectation by the Board that each director will commit to serving their term at least until the next annual shareholders meeting. Between annual meetings of shareholders, the Board may appoint directors to serve until the next meeting, as appropriate, in accordance with applicable corporate law requirements.

2.14 Board Diversity

The Company believes in diversity and values the benefits diversity can bring to its Board. Diversity includes gender, age, race, ethnicity and cultural background. The Company seeks to maintain a Board comprised of talented and dedicated directors whose skills and backgrounds reflect the diverse nature of the business environment in which the Company operates. Accordingly, the composition of the Board is intended to reflect a diverse mix of skills, experience, knowledge, backgrounds and personal qualities, including an appropriate number of women directors. The Board, with the assistance of the Corporate Governance and Nominating Committee, will give particular consideration to women who fulfill the qualifications criteria.

2.15 Appointment and Remuneration of Auditors

The Audit Committee shall, subject to shareholder approval, if required, be responsible for the engagement, remuneration and review of the performance of the Company's auditors.

2.16 Code of Business Conduct and Ethical Behavior

All directors, officers, employees and other representatives of the Company, its subsidiaries and any other entity controlled by B2Gold are bound by the Company's Code of Business Conduct and Ethics (the "Code"). All such individuals shall review the Code and directors and officers acknowledge their support and understanding of the Code. The Corporate Governance and Nominating Committee is responsible for monitoring compliance with the Code.  The Board is responsible for considering any requests for a waiver of the Code with respect to any officer or director.

2.17 Board Meetings

(a) The Board meets on at least a quarterly basis.

(b) The Chair of the Board, in consultation with the CEO and the Corporate Secretary, develops the agenda for each Board meeting.

(c) The members of the Board are required to have reviewed board materials in advance of the meeting and be prepared to discuss such materials at the meeting.

(d) The Board may adopt the use of consent resolutions for its convenience from time to time, in accordance with the provisions of the Company's articles.

(e) Fifty percent (50%) of the number of the directors holding office present constitutes a quorum for the transaction of business at a meeting and a quorum of directors may exercise all the powers of directors at a meeting. No business shall be transacted by the directors at a meeting unless a quorum is present.

(f) A director may participate in a Board meeting by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate adequately with each other. A member participating in such a meeting by any such means is deemed to be present at the meeting.

(g) Directors will maintain the absolute confidentiality of Board deliberations and decisions and information received at meetings, except as may be specified by the Chair, if the information is publicly disclosed by the Company, or as required by applicable law.  The views or opinions of individual directors or managers shall be treated with an appropriate level of respect and confidence.

(h) Directors are expected to attend all meetings of the Board and the Committees upon which they serve, to come to such meetings fully prepared (including full review of all documentation sent prior to the meeting) and to remain in attendance for the duration of the meeting. Where a director's absence from a meeting is unavoidable, the director should, as soon as practicable after the meeting, contact the Chair, the CEO or the Corporate Secretary for a briefing on the substantive elements of the meeting.

2.18 Special Meetings of the Board

(a) Special meetings of the Board may be held at any time at the call of the Chair of the Board and the CEO, or any two directors.

(b) Notice of a special meeting of the Board shall be given to all directors. Such notice shall be sent at least twenty-four (24) hours, exclusive of Saturdays, Sundays and holidays, before the time fixed for the meeting. If all directors are present at such meeting, notice thereof may be waived by them. If notice of the meeting is waived, all directors must sign a waiver.

2.19 Board Minutes

The Chair of the Board and the CEO shall be provided with the draft minutes of each meeting of the Board at the next Board meeting. The approved minutes serve as the official record of the Board meeting.

2.20 Information for Board Meetings

(a) All materials submitted for consideration by the Board or by a committee become part of the record of the Board and shall be deposited with the Corporate Secretary for maintenance, safekeeping and access.

(b) Materials assembled in support of Board meetings will be coordinated by the CEO and the Corporate Secretary will distribute them with the Board meeting agenda, prior to the meeting.

(c) Materials distributed to the directors in advance of Board meetings shall be concise, yet complete and prepared in a way that focuses attention on critical issues to be considered.

(d) Reports may be presented during Board meetings by directors, management or staff or by invited outside advisors. Presentations on specific subjects at Board meetings shall briefly summarize the materials sent to directors so as to maximize the time available for discussion on questions regarding the material.

(e) It is recognized that under some circumstances, due to the confidential nature of matters to be discussed at a meeting, it would not be prudent or appropriate to distribute written material in advance.

(f) Matters that are brought to the Board for a decision, particularly those of a strategic or financial matter, will be in a format and at a level and type of information that enables the Board to make a decision. The Board and management will agree on the format and the checklist of information items required for the Board to make a decision.

2.21 Board Charter Evaluation

The Board shall periodically review this Board Charter and may update it as required to reflect changes as required by securities regulatory agencies or stock exchanges, or so as to reflect industry standards or corporate practices.

SCHEDULE "D"
CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This Information Circular includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including, but not limited to, objectives, strategies, intentions and expectations; projections; forecasts; estimates; outlook; guidance; schedules; plans; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, capital and operating costs, and budgets; estimated throughput and processing; statements regarding anticipated construction; and including, but not limited to: the results of the Expansion Study PEA for the Fekola Mine, including the estimated increases in gold production and the timing thereof; the expected increase in Fekola's processing throughput as a result of the expansion project to be completed and the anticipated timing of such completion; the expected role of Gramalote in the Company's future growth; the statement that the suspension of the solar plant installation at Fekola is not expected to impact Fekola's 2020 production guidance and is expected to assist with responding to and mitigating the effects and restrictions related to COVID-19; the expectation that the Fekola solar plant construction will be completed within six months of recommencement, that, once completed, it will be the largest off-grid facility in the world and its anticipated effects in reducing HFO consumption and the release of CO2e; and in connection with the Company's donation of gold to empower rural communities to save black rhino in Namibia, the expected use of proceeds of such gold. All statements in this Information Circular that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Terms not defined above have the meaning given to such terms in this Information Circular.

Forward-looking statements are inherently subject to known and unknown risks, uncertainties and other factors, many of which are beyond our ability to control, that may cause our actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such risks include, without limitation, the risks, uncertainties and other factors referred to herein and under "Risk Factors" and elsewhere in the Company's Annual Information Form dated March 20, 2020, which can be found on the Company's profile at www.sedar.com.

Forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date of such statement, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to our ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; our ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the impact of COVID-19 and the restrictions relating thereto on development and exploration activities and operations, including the continued health, availability and cost of labour and the continued availability and use of infrastructure; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors described herein or that are generally associated with the mining industry.

Forward-looking statements are based on the opinions and estimates of our management and reflect their current expectations regarding future events and operating performance and speak only as of the date of such statement. We do not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking statements, there may be other factors that cause actual results to differ materially from those which are anticipated, estimated, or intended. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities we will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements. All of the forward-looking statements contained in this Information Circular are qualified by these cautionary statements.

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Email: assistance@laurelhill.com